As confidentially submitted to the Securities and Exchange Commission on February 13, 2017

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Hancock Jaffe Laboratories, Inc.

(Exact name of registrant as specified in its charter)

Delaware	3841	33-0936180
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

70 Doppler

Irvine, California 92618

(949) 261-2900

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Benedict Broennimann, M.D.

Chief Executive Officer

Hancock Jaffe Laboratories, Inc.

70 Doppler

Irvine, California 92618

(949) 261-2900

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), check the following box. [  ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	[ ]	Accelerated filer	[ ]

Non-accelerated filer	[ ] (Do not check if a smaller reporting company)	Smaller reporting company	[ ]

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered		Proposed Maximum Aggregate Offering Price(1)		Amount of Registration Fee(2)
Common Stock, $0.00001 par value per share	$		$

(1)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) under the Securities Act. Includes the offering price of additional shares that the underwriters have the option to purchase to cover over-allotments, if any.

(2)	Registration fee will be paid when registration statement is first publicly filed under the Securities Act.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                       , 2017

PRELIMINARY PROSPECTUS

                  Shares

Common Stock

This is the initial public offering of our common stock. Prior to this offering there has been no public market for our common stock. We are offering             shares of common stock. We currently expect the initial public offering price to be between $            and $            per share.

We intend to apply to list our common stock on the Nasdaq Capital Market, or Nasdaq, under the symbol “ .” Upon the closing of this offering, we expect to be a “controlled company” within the meaning of applicable Nasdaq corporate governance rules.

On July 22, 2016 our board of Directors approved a 2.1144-for-l forward split of our issued and outstanding shares of common stock and, on August 30, 2016, we filed the stock split with the Delaware Secretary of State. All share and per share information in this prospectus gives effect to the 2.1144-for-1 forward split.

We are an “emerging growth company” as that term is defined in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to take advantage of certain reduced public company reporting requirements for this prospectus and future filings.

Investing in our common stock involves a high degree of risk. Please read “Risk Factors” beginning on page of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us, before expenses	$	$

(1)	We have also agreed to reimburse the underwriters for certain of their expenses. See “Underwriting” on page of this prospectus for more information about these arrangements.

We have granted to the underwriters an option to purchase up to            additional shares of common stock at the public offering price, less the underwriting discounts and commissions, for 30 days after the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Delivery of the shares of common stock is expected to be made on or about               , 2017.

The date of this prospectus is                                 , 2017

We have not, and the underwriters have not, authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under the circumstances and in the jurisdictions where it is lawful to do so. The information contained in this prospectus or in any applicable free writing prospectus is current only as of its date, regardless of its time of delivery or any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: We have not, and the underwriters have not, done anything that would permit this offering or possession or distribution of this prospectus or any applicable free writing prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus and any applicable free writing prospectus must inform themselves, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside the United States.

Through and including                     , 2017 (25 days after the date of this prospectus), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

We use our registered trademarks, such as VENOVALVE™, in this prospectus. This prospectus also includes trademarks, trade names and service marks that are the property of other organizations. Solely for convenience, trademarks and trade names referred to in this prospectus appear without the ® and ™ symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or that the applicable owner will not assert its rights, to these trademarks and trade names.

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PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus, and does not contain all of the information that you should consider before investing in our common stock. This summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus. You should read this entire prospectus carefully, including the information set forth in the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes thereto contained in this prospectus, before making an investment decision. Unless the context requires otherwise, references in this prospectus to “we,” “us,” “our” or similar terminology refer to Hancock Jaffe Laboratories, Inc. and our consolidated subsidiaries.

Overview

Incorporated in 1999, we develop and manufacture innovative biologic based solutions for patients with cardiovascular disease, peripheral arterial and venous disease, and end stage renal disease. We have manufactured and developed the following medical devices that have or are in the process of getting Class III FDA approval:

●	ProCol® Vascular Bioprosthesis,
●	Bioprosthetic Heart Valve,
●	Coronary Artery Bypass Graft, Coreograft,
●	Bioprosthetic Venous Valve, the VenoValve.

Under the current supply agreement, there is an ongoing revenue stream through sub-contract manufacturing and royalty revenue from sales of the ProCol® Vascular Bioprosthesis for hemodialysis patients with end stage renal disease, which has been approved by the U.S. Food and Drug Administration. Operations are focused on development and manufacturing of implantable cardiovascular bioprosthetic devices indicated for the treatment of medical conditions with severe and/or life-threatening disabilities. We are in the process of obtaining necessary FDA approvals to have these devices classified as Class III devices.

We have a strong record of regulatory and compliance conduct and operates in strict adherence to a “Quality System” motto to “develop and provide life-enhancing products and technologies in an environment where quality is the goal at every step of the process.” We maintain and preserve a strong proprietary estate of processes, validation procedures and related intellectual property.

We develop and foster professional relationships with respected opinion leaders. These associations have helped in formulating routes for FDA approval for our medical devices.

Our Products

Developed Products

ProCol® Vascular Bioprosthesis

In March 2016, LeMaitre Vascular, Inc., or LMAT, (Nasdaq: LMAT), a provider of peripheral vascular devices and implants, acquired our ProCol® Vascular Bioprosthesis for dialysis access line of products for $2,805,297 plus a three-year royalty up to a maximum of $5 million. We will provide sub-contract manufacturing transition services to LMAT from its facility for up to three years.

The ProCol® Vascular Bioprosthesis is a Class III vascular bioprosthesis for hemodialysis vascular access concomitant with end stage renal disease, or ESRD. The ProCol® Vascular Bioprosthesis is a natural biological graft derived from a bovine mesenteric vein. The patented tissue processing technology and sterilization process ensures a product that is flexible, easy to suture and one which exhibits physiologic pulsatile flow characteristics similar to a native fistula. The ProCol® Vascular Bioprosthesis may be implanted in a straight or loop configuration, according to the specific surgical need and has demonstrated clinical efficacy in the upper arm, forearm, and thigh

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The ProCol® Vascular Bioprosthesis has received FDA PMA Approval for commercial sale in the United States for use as a vascular access bridge graft in patients who require graft placement or repair subsequent to at least one failed prosthetic graft or consequent to failure of a prosthetic graft in terms of intent to treat.

The outcomes of the FDA trials and subsequent studies demonstrate that the cumulative patency for the ProCol® Vascular Bioprosthesis implanted as a first access or after multiple failed prosthetic grafts is fundamentally that usually reported for AVFs as the first access or employed consequent to failed ePTFE grafts. As compared with the present standard of care ePTFE graft, the ProCol® Vascular Bioprosthesis has shown 3.7 times lower relative risk of infection, 1.4 times lower relative risk of interventions, and 1.7 times lower relative risk of thrombosis. We believe this is exemplified by the quantitative and qualitative similarities of the cumulative patency of the ProCol® Vascular Bioprosthesis to that reported for native arteriovenous fistulae in the Dialysis Outcome and Practice Patterns Study. We believe the results of these and other studies consistently demonstrate that as a vascular access bridge graft the ProCol® Vascular Bioprosthesis provides dramatically better cumulative patency compared to ePTFE grafts and exhibits a lower complication rate. Most importantly is the continued patient satisfaction associated with the paucity of complications and uninterrupted dialysis therapy.

The PBV is stored in sterile saline, so preparation in the operating room is easily accomplished via a simple, quick rinsing process. The PBV is also highly biocompatible and elicits no antibody reactions in patients. Handling and suturing characteristics of the PBV are similar to a patient’s native tissue making it easy to work with during the implant procedure. The natural tissue of the PBV is easily punctured in the hemodialysis setting affording the ease of access associated with a native fistula and the highly elastic and compliant nature of the PBV enables it to handle high flow rates. Hemostasis is also readily achieved with minimal pressure following the removal of the hemodialysis needles. The PBV graft may be accessed for hemodialysis as soon as two weeks following implant, based upon the physician’s decision and patient tolerance.

Products Under Development

Over the past eight years we have been developing the following three implantable biomedical devices for heart and cardiovascular disease:

●	Bioprosthetic Heart Valve: a bioprosthetic heart valve designed to function mimetic of a native heart valve providing the recipient over twice the functional performance of presently available devices. The hemodynamics and durability have been especially enhanced for the presently unresolved complications attendant to pediatric and adolescent recipients.

●	Bioprosthetic Coronary Artery Bypass Graft (CoreoGraftTM): a bioprosthetic heart bypass graft for coronary artery bypass procedures, designed to eliminate the need for harvesting a patient’s saphenous vein and/or radial artery to facilitate a more complete revascularization of the heart muscle.

●	Bioprosthetic Venous Valve, the VenoValve: a bioprosthetic venous valve for replacement of dysfunctional valves in the veins of individuals suffering with chronic deep venous insufficiency of the lower limb, a disease with no presently durable medical or surgical treatment available. The device is designed to restore venous flow back to the heart.

Bioprosthetic Heart Valve

The Bioprosthetic Heart Valve, or BHV, is a next generation bio-prosthetic heart valve designed to mimic and function like a native heart valve providing the recipient over twice the functional performance of presently available devices. The hemodynamics and durability of BHV have been especially enhanced for the presently unresolved complications attendant to pediatric and adolescent recipients and we are aiming to have the BHV become the standard of care for pediatric heart valve replacement.

Following an eight-year research and development effort, we completed the designing, prototyping and testing in accordance with the requisite International Organization for Standardization, or ISO, 5840 Part 1 (Cardiovascular Implants, Cardiac Valve Prostheses General Requirements) and Part 2 (Surgically Implanted Heart Valve Substitutes) of what we believe is an innovative ground-breaking heart valve bio-prosthesis for pediatric cardiac heart valve replacement. We believe that we have completed the necessary ISO 5840 pre-clinical data requirements in order to prepare a submission to the FDA to begin First-in-Human clinical trials in the United States in 2017. To that end, we have obtained a patent (U.S. Patent No. 7,815,677 “Reinforcement device for a biological valve and reinforced biological valve”) for the BHV. See “Intellectual Property.” We intend to produce 19 mm, 21 mm and 23 mm diameter bio-prosthetic heart valves to address the specific needs of the pediatric patient cohort undergoing valve replacement for congenital and/or acquired aortic and mitral valve disease.

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The BHV has been designed to address the specific needs of the pediatric patient cohort undergoing valve replacement for congenital and/or acquired aortic and mitral valve disease. Based upon our patented technology, the BHV eliminates the need for external support structures technically referred to as a “stent” to maintain valve geometry and function. This is accomplished through a use of titanium wires embedded within the wall of the bioprosthetic valve. This greatly increases the size of the bioprosthesis that can be placed in the pediatric patient’s small annulus, the site of the inflow of the patient’s original valve. Thus, the BHV allows for effective functional results equal to a valve size two to three sizes larger than would be possible when implanting with an external stent. In addition, the internalized titanium supports are robust enough so as not to require additional suturing as is the case for weakly supported or stentless valves. This allows for the utilization of a single suture line for attachment of the valve to the recipient’s annulus and for an uninterrupted flow plane, which greatly increases the volume of blood with each heart beat. Conversely, conventional valve design requires that the valve tissue be sewn or mounted inside the external stent diminishing the effective diameter and resulting in poor performance, stress on the leaflets and ultimately to a decreased longevity. When a conventional bioprosthetic heart valve is placed in a small annulus, not only will the valve react adversely to increasing cardiac output but it will require a valve three sizes larger than the annulus to achieve a similar hemodynamic or functional result to the native valve; a feat not advisable or in any event accomplishable even with conventional root enlargement procedures. A patient prosthesis mismatch (the prosthesis is too small with regards to the patient’s size and weight) results in poor quality of life and in impairment of physical development and social integration.

Similar flow advantages have been verified for our 23 mm BHV, the most common size implanted for mitral disease. Our 23 mm BHV has proven to provide an effective orifice area that mimics flow conditions of a younger active child. This is approximately 85% greater blood flow than presently available bioprosthetic heart valves with expected decreased recovery time from procedure of up to 75%.

Additionally, for a normal heart, the outflow of the mitral valve is immediately adjacent to the outflow tract of the aortic valve. In disease related left ventricular chamber anatomy, this anatomic relationship is extremely susceptible to obstruction of the outflow tract and/or injury to the compromised left ventricular wall by the degree of protrusion of the mitral valve replacement into the left ventricle. The protrusion of our 23 mm BHV is up to 2 mm less when compared to other bioprosthetic valves. Our flatter more planar geometry comes closer to mimicking the native anatomy allowing for physiological, more efficient left ventricular and aortic outflow tract flow patterns.

Bioprosthetic Coronary Artery Bypass Graft - CoreoGraftTM

The CoreoGraft® CABG is a device for use as an alternate or supplemental coronary vascular conduit in coronary bypass surgery. The Coreograft® CABG is designed to eliminate the need for harvesting the patient’s saphenous vein and/or radial artery and facilitate a more complete revascularization of the injured heart muscle. The device will allow for effective coronary bypass procedures for a significant number of patients who have no adequate vessels for grafting, especially patients undergoing redo procedures and patients suffering from chronic venous insufficiency. This device is fashioned from 3 mm diameter bovine mesenteric veins. The “feel” and suturing quality of the graft are mimetic of mammary arteries and requires no special suture considerations beyond those commonly used for autologous grafts. The Coreograft® CABG graft length is appropriate for all bypass requirements allowing exact trimming to the individually required length.

The Coreograft® CABG is both anatomically and functionally similar to a natural artery and has been demonstrated in preliminary studies to sustain effective “coronary” hemodynamics and cardiac function. Outcomes of 25 procedures performed by Dr. Wade Dimitri and colleagues at Walsgrave Hospital, U.K., exemplify the utility of the ProCol® CAGB as an alternate or supplemental coronary vascular conduit in off-pump CABG. This preliminary clinical study was limited to patients without sufficient available autologous grafts or patients who could not be weaned from bypass perfusion because of incomplete cardiac revascularization. Twenty-six grafts were implanted in 24 patients requiring a complete myocardial revascularization subsequent to hospital admission for coronary artery bypass grafting. In all cases, the Coreograftl® CABG was used when it was determined that adequate or suitable autologous conduits were not available as a consequence of prior use, vascular pathology or contraindication associated with a comorbid condition.

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During December 2016, we had a CE Mark pre-submission meeting with a European Notifying Body in order to receive feedback on the CE Mark submission for the CABG graft currently anticipated to be filed during the first quarter of 2017. Additionally, we believe that we have completed the necessary pre-clinical requirements to prepare an FDA IDE submission to begin human clinical trials in the United States for our bioprosthetic heart bypass graft, which we currently plan to begin in 2017.

There are no presently approved biological vascular grafts for coronary artery bypass procedures. We believe that the availability of the readily available “off the shelf” Coreograft® CABG will encourage multiple graft placement without the surgeon forgoing additional procedures that are not cost-effective.

Bioprosthetic Venous Valve, The VenoValve

We have developed a bioprosthetic Venous Valve, the VenoValve, for use in treatment of lower limb chronic venous insufficiency. The VenoValve is a replacement of dysfunctional valves in the deep venous system in individuals suffering from lower limb chronic venous insufficiency. Restoration of valvular function in the deep system is the “Holy Grail” for treatment of CVI. The VenoValve comprises a biologic leaflet mounted in a supporting frame or “stent” that will allow for surgical insertion of VenoValve into the femoral vein, thereby re-establishing competence and anterograde venous flow back to the heart.

Preclinical prototype testing, including in vivo animal studies and in vitro hemodynamic studies have demonstrated that the VenoValve is similar in function to a normal functioning venous valve. Ascending and descending venography of the VenoValve in sheep, demonstrated competency of the valve as well as patency in appropriate flow patterns.

During November, 2016, we made an FDA submission through the FDA Expedited Access Program (EAP) in order to obtain expedited approval for commercialization of the HJL Venous Valve in the United States and possible early feasibility study in man.

As there are no currently available medical or non-surgical treatment of lower limb chronic venous insufficiency, we believe the VenoValve will provide for a paradigm shift in the treatment of both primary and secondary causes of chronic venous insufficiency disease.

Industry Overview

Hemodialysis Market

Hemodialysis is the main treatment for patients with end stage renal disease (most commonly known as kidney failure and sometimes referred to as ESRD). During a hemodialysis treatment, a machine pumps and cleans a patient’s blood by way of a flexible, plastic tube. In order to perform hemodialysis, an access must be created . This maybe a direct connection between the patient’s own artery and vein or if the vein is not of adequate size, then a connection between the artery and vein is created using a prosthetic device or conduit The most commonly used hemodialysis access grafts consist of various conduit designs fabricated from expanded polytetrafluoroethylene (or ePTFE). Despite historically mediocre performance, ePTFE grafts have continued to play a significant part in the hemodialysis market

Several studies1) have shown that the Procol Graft has better patency rate than ePTFE grafts. Also in case of infection of an ePTFE graft, a Procol graft may be used at the same place without getting infected. Studies have shown that the overall patency and infection rate of Procol is superior to ePTFE in the leg position.

In 2016 an investment analysis of the US market for hemodialysis access grafts estimated the market at approximately $5.1 billion in 2015 growing to $8.6 billion by 2024.2) Hemodialysis access is rapidly becoming one of the largest market segments for vascular grafts and with the average unit selling price rapidly approaching over $1,000. The market is expected to be about $110 million by 2015. Although vascular access is one of the most vital components of the treatment paradigm for ESRD, the yearly total access graft cost represents less than one half of one percent of the total annual ESRD treatment expenditures.

1.	“Alternative graft materials for hemodialysis access”, Seminars in Vascular Surgery, March 2004; “Multicenter evaluation of the bovine mesenteric vein bioprostheses for hemodialysis access in patients with an earlier failed prosthetic graft”, Journal of the American College of Surgeons, August 2005; 1. “Conduits for hemodialysis access”, Seminars in Vascular Surgery, September 2007.

2.	“Vascular Access Device Market to US$8.6 Billion by 2024; Peripheral Catheters to be Most Preferred Device Through 2024, Projects TMR”, Transparency Market Research, September 2016.

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New Bioprosthetic Heart Valve Device Need

Bioprosthetic heart valves are used for diseases relating to the aortic and mitral valves. Aortic valve or mitral valve stenosis occurs when the heart’s valves narrow, preventing the valve from opening fully. This obstructs blood flow from the heart and to the rest of the body. When the valves are obstructed, the heart needs to work harder to pump blood to the body, eventually limiting the amount of blood it can pump and may weaken the heart muscle. Valve stenosis, if left untreated, can lead to serious heart problems.

Mitral valve stenosis and prolapse, leakage or regurgitation related to inadequate or faulty closing, concerns a defective mitral valve, which is located between the left chambers of the heart. This valve works to keep blood flowing properly and allows blood to pass from the left atrium to the left ventricle but prevents it from flowing backward. When the mitral valve does not work properly, a person can experience symptoms such as fatigue and shortness of breath because the defective valve is allowing blood to flow backwards into the left atrium. Consequently, the heart will not pump enough blood out of the left ventricular chamber to supply the body with oxygen-filled blood. In certain cases, mitral valve disease, may, if left untreated, lead to heart failure or irregular heartbeats (“arrhythmias”), which may be life threatening.

Historically, heart valve manufacturers have fabricated replacement heart valve types (mechanical, biological, pericardial, pig-origin) and sizes to accommodate a spectrum of patient age, body mass or special pathologic conditions. Typically, this consists of aortic valve sizes with outside diameters ranging from 19 millimeters (“mm”) to 27 mm in 2 mm increments and mitral valves sizes in 2 mm increments from 27 mm to 31 mm. Hospitals and surgeons generally used one biologic and/or one mechanical valve from a single manufacturer and until about the end of the last century hospitals tended to inventory a complete size range of valves typically from a single manufacturer. As the practice of heart valve replacement surgery developed, it became apparent that the recipient population demanded a more prospective view in terms of the various implant modalities, geometrical configuration and a patient’s comorbidities. Depending on age (patients under age 20 receive a mechanical valve due to their calcium metabolism) surgeons use either mechanical, pericardial or porcine biological valves. Porcine valves have shown better longevity than pericardial valves.

Distinctive features of one particular valve may facilitate implantation or meet the particular demands of a patient’s unique pathology. This stimulated the development of various valve configurations, but in the end did not significantly improve hemodynamic performance or advance quality of life concerns. There is no disagreement and considerable evidence that for most cardiac valve related disorders presently available devices will improve graft recipients presenting conditions.

However, we believe there is one patient cohort for whom the present devices fall short: very young children and adolescents requiring the smallest valve sizes, typically 19-21 mm in diameter. The primary challenge for these patients is to provide adequate blood flow during growth and development. Typically, this requires more complex procedures or multiple interventions to provide a larger valve replacement. Additionally, biological valves in younger patients will deteriorate as a consequence of what is known as dystrophic mineralization, a phenomenon most likely associated with skeletal growth. Children and adolescent receive historically mechanical valves, which show lower performance. The patient outgrows the valve size several times between age two and twenty, requiring three to five surgeries before adulthood (also referred to as patient prosthetic mismatch).

Pediatric patients suffering from mitral valve prolapse, stenosis or rheumatic fever typically face complex issues such as alterations of the morphology and geometrical shape of the left heart chambers, which may compromise the chords that tether the mitral valve and the surrounding annular tissues that maintain the leaflet in a proper position (juxtaposition) leading to leakage or regurgitation. The common course for mitral valve disease in children is repair rather than replacement of the valve due to the potential complexity of pediatric mitral valve disease. However, when the mitral valve is not amenable to repair either as a consequence of surgeon skill and/or experience or the complexity of the pathology, a valve replacement procedure is necessary. Mitral valve stenosis and prolapse, leakage or regurgitation also results in significant changes in the morphology of the wall of the left ventricle, typically manifested as considerable thinning, and/or ventricle enlargement or thickening. For a normal heart, the outflow of the mitral valve is immediately adjacent to the outflow tract of the aortic valve. In disease related left ventricular chamber anatomy, this anatomic relationship is extremely susceptible to obstruction of the outflow tract and/or injury to the compromised left ventricular wall by the degree of protrusion of the mitral valve replacement into the left ventricle. This leads to a restricted passage of the blood through the aortic valve (aortic insufficiency). A too large aortic valve replacement may restrict the function of the mitral valve. It is therefore very important to match the respective valve with the size of the patient’s heart.

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We believe that the effective orifice size of most, if not all, of the present commercially available small diameter bioprosthetic heart valves suited for pediatric aortic and mitral valve replacement are inadequate to provide the necessary hemodynamic result for up to 80% of the potential valve recipients suffering from congenital or acquired valvular disease. We believe that this shortcoming is a result of the reduced effective diameter of currently available bioprosthetic heart valves that uses conventional supporting structures and/or the resistance of the valve leaflets during the forward flow opening phase of the cardiac cycle. Most commonly, for developing children, the increasing body mass or body surface area as a child grows is frequently incongruent with the valve size that the patient’s heart can accommodate. Consequently, these recipients almost universally develop a condition designated as “patient prosthetic mismatch.” For valve replacement in both younger and older pediatric patients, patient prosthetic mismatch has been shown to be associated with longer recovery periods and diminished improvements in symptoms. This is reflected in decreased exercise capacity, decreased recovery of the thickened left ventricle, as a result of the ventricular adaptation to the flow resistance of the narrowed aortic valve outflow tract, and an increased number of adverse postoperative cardiac events. Older pediatric patients are especially susceptible to patient prosthetic mismatch with a marked persistence of symptoms. This is most likely related to the younger patient’s higher cardiac output requirements in association with a longer exposure to the consequences of patient prosthetic mismatch.

According to American Heart Association each year, approximately 10 of every 1,000 children (approximately 1.3 million children) worldwide including 8 of every 1,000 in the U.S. are born with a congenital heart defect requiring immediate or eventual surgical intervention. Of this patient cohort, 30-40% will undergo either aortic or mitral valve replacement surgery during the first two decades of life. This results in approximately 50,000 procedures with the vast majority requiring 19, 21 or 23 mm sized prostheses. The 2016 Global Data Report estimates the global heart valve market to be approximately $2 billion based on an average selling price for standard valve prostheses of $5,000-$9,000. This market is projected to grow to $19.6 billion by 2026.1) These patients above all would benefit from the HJL bioprosthetic heart valve, being safer, cost effective and reducing reoperations in the patient population

Bioprosthetic Coronary Artery Bypass Graft Device Need

The present standard procedure for coronary bypass surgery employs the use of the patient’s saphenous vein and/or internal mammary artery as conduits to re-establish blood flow, otherwise known as coronary artery bypass grafts (or CABG). While balloon angioplasty with or without stent placement is another option and has been effective for many patients, this procedure is not always appropriate for multiple vessel disease. Balloon angioplasty also has not produced conclusive and consistent results and, in a large number of instances, may only provide short term relief necessitating subsequent and consequently more difficult surgical intervention. Coronary artery bypass remains the most effective procedure to re-vascularize cardiac muscle subsequent to a heart attack. By the end of the last decade, more than 500,000 coronary artery bypass procedures requiring almost one million harvested autologous grafts were performed annually in the U.S. In 2015, 150,000 coronary artery bypass procedures were performed, which accounts for 425,000 bypass grafts.2)

We believe that the recent trend toward off pump coronary graft surgery (surgical intervention on a beating heart as opposed to surgery on a stopped heart with extra-corporal circulation; decreases the surgery time by one hour), minimally invasive coronary artery bypass surgery has had considerable bearing on both perioperative and procedural safety and efficacy and has had a significant impact on the future of the procedure and attendant utility of prosthetic bypass grafts. Bypass graft harvest remains the most invasive and complication prone aspect of the minimally invasive bypass procedure. Present standard-of-care complications are described in recent published reports in major medical journals. The percentage of complications Can be as high as 43 percent. Fortunately, less than 50 percent of these wounds require operative intervention, but the ones that do can be major.

Also recent articles substantiate that saphenous vein graft obstruction is progressive, with failure as high as 50% at 10 years. Acute thrombosis, neointimal hyperplasia, and accelerated atherosclerosis are the 3 mechanisms that lead to venous graft failure. (Saphenous vein graft failure after coronary artery bypass surgery: pathophysiology, management, and future directions. Harskamp RE, Lopes RD, Baisden CE, de Winter RJ, Alexander JH. Ann Surg. 2013 May;257(5):824-33. Off-pump CABG with vein grafts show an increased rate of obstruction versus mammary artery graft CABG. (Ref. Comparison of graft patency between off-pump and on-pump coronary artery bypass grafting: an updated meta-analysis. Zhang B, Zhou J, Li H, Liu Z, Chen A, Zhao Q. Ann Thorac Surg. 2014 Apr;97(4):1335-41. Epub 2014 Jan 7). Also, a significant cost of CABG procedures is associated with graft harvest and the extended recovery and complications related to the harvest procedure.

1.	“Prosthetic Heart Valve Market: Global Industry & Opportunity Assessment, 2016-2026”, Global Data.com, November 2016.

2.	“Understand Your Risk for Congenital Heart Defects” American Heart Association, October 2016.

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The increased incidence of chronic venous diseases of the lower limbs also reduce the possibility of harvesting good quality veins as well as the increase incidence of redo CABG bypasses.. An “off the shelf” bypass conduit would do away with the attendant complications and chronic postoperative discomfort frequently reported for autologous graft harvest and consistently afford sufficient material for more complete cardiac revascularization. The American Heart Association stated in 2015 that “complete revascularization was key to ensure long term survival and quality of life in patients with coronary disease” (Eagle, KA; Guyton RA; Davidoff R; et al. (October 5, 2004). “ACC/AHA 2004 guideline update for coronary artery bypass graft surgery: a report of the American College of Cardiology/American Heart Association Task Force on Practice Guidelines. An efficacious prosthetic bypass graft in concert with off pump and/or minimally invasive surgery would comprise an almost wholly “noninvasive procedure.” We believe the availability and appeal of such a modality would have considerable impact on the therapeutic balance between bypass revascularization and interventional cardiology regimens like stents, balloon catheterization, which only provide temporary relief.

Coronary artery bypass surgery departs from the usual one procedure–one device paradigm. When revascularization requires more than an internal mammary graft, a conservative average of 2.5 additional grafts is required. The economics and surgeon reimbursement amounts for bypass procedures presently discourage multiple graft procedures as the time to harvest additional grafts is not economically justified in terms of the reimbursement amounts. Reimbursement codes for a single bypass graft versus five grafts on the same patient only differ by a few hundred dollars but the multiple grafts require up to three times the amount of time and operating costs of a single procedure. We believe that this discourages taking the time and incurring the operating room costs in harvesting additional bypass grafts resulting in suboptimal cardiac revascularization. Moreover patients requiring multiple bypasses for a complete revascularization often show comorbidities like chronic venous insufficiency of the lower limbs as well as redo patients.

If only half of the annually performed procedures required multiple graft revascularization, the requisite number for the U.S. alone would be in excess of 110,000. On the basis that - consequent to an approved device - utilization was only 50% of the prospective market potential, market value for the U.S. alone would be approximately $660 million to $770 million for unit pricing of $6,000 to $7,000; the European and Pacific Asia markets combined would have a similar value for a worldwide market of $1-$2.0 billion. (CDC)

Bioprosthetic Venous Valve Device Need

Lower Limb Chronic Venous Insufficiency (CVI)) is a disease presently affecting tens of millions of patients worldwide with approximately 1.5 million new cases annually. In the U.S., based upon data from the Vascular Disease Foundation, approximately 20% of the population suffers from varicose veins and 5% (15 million) of the U.S. population are expected to develop DVT and approximately 65% (10 million) of the U.S. DVT population are expected to develop CVI. Extrapolation of the Data from the Vascular Disease Foundation reveals that in the U.S., the present population of individuals suffering varying degrees of CVI is approximately 5 million, the incidence of CVI as a consequence of congenital and inflammatory etiology resulted in 70,000 hospitalizations per year, and the incidence of CVI as a consequence of DVT is approximately 400,000 cases per year. In Western Europe, the incident rate of CVI is estimated at one million hospitalizations per year, the prevalent CVI population is estimated at 17.5 million, and the mean prevalence of CVI of the legs in the general population in Western Europe is 30%. Patients with CVI are plaqued with marked disability, either from leg swelling or development of non healing leg ulcers.

The hallmark of the disease is the failure of damaged venous valves to allow for lower limb venous blood to return to the heart. It is a mechanical reflux problem. Presently no medical or nonsurgical treatment is available other than compression “garments” for early stage disease or leg elevation for more severe cases, which are, at best, only palliative. When the disease is isolated to the superficial veins, ablation or surgical excision of the affected vein is an option. However, for the deep system, valve transplants has been used but with very poor results or creation of valves using fibrous tissue which is only performed in few centers world wide. Reestablishment of proper direction of venous flow to the heart is the only reasonable remedy to the problem of CVI.

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Our Strategy

Our business strategy is focused primarily on research, development and manufacturing of biomedical device technologies for use in surgical procedures. We are also focused on the relatively large device markets where our technological advances and achievements provide an opportunity to offer our devices in an environment conducive and advantageous to their utilization and clinical benefit. Developing pathways to obtain FDA approval in the most expedient fashion is our main strategy for our products.

Research and Development

Our present strategy for the VenoValve is to obtain approval from the FDA for a first in man study that will quickly evolve into a study coordinated to demonstrate improvement in the quality of life for patients with CVI. We believe that the VenoValve will provide significant improvement in the quality of life measures for patients living with the disability

Our Competitive Strengths

Strong Proprietary Estate of Processes, Validation Procedures and Related Intellectual Property

We believe that we possess an extensive assemblage of proprietary processing and manufacturing methodology specifically applicable to the design, processing, manufacturing and sterilization of our devices. Additionally, we believe our patents pertaining to unique design advantages and processing methods of valvular tissue as a bioprosthetic device provides intellectual advantage over potential competitors. See “—Intellectual Property.”

Development of Facilities

We operate a 16,500 square foot manufacturing facility in Irvine, California. Our facility is designed expressly for the manufacture of biologic vascular grafts and is equipped for research and development, prototype fabrication, CGMP manufacturing and shipping for Class III medical devices, including biologic cardiovascular devices. When fully staffed and utilized, we believe production capacity will be approximately 24,000 devices annually.

Intellectual Property

We possess an extensive proprietary processing and manufacturing methodology specifically applicable to the design, processing, manufacturing and sterilization of our biologic devices. This includes FDA compliant quality control and assurance programs, proprietary tissue processing technologies demonstrated to eliminate recipient immune responses, decades long and trusted relationship with abattoir suppliers, and a combination of tissue preservation and gamma irradiation that extends device longevity, provides device functions and guarantees sterility. The FDA is familiar with the most essential aspects of our methodologies as they have been part of our process development. Our patents pertaining to the unique design advantages and processing methods of valvular tissue as a bioprosthetic device provides further intellectual advantage over potential competitors.

We have also developed a unique Class III device cGMP documentation process central to bringing all of the various elements together during the fabrication processes affording a significant “barrier” to potential competitive efforts. Our cGMP documentation cannot be infringed on from a proprietary standpoint because of the specificity of each listed section and the associated validations and permissions.

In addition, there are various specific intellectual property items related to each of our devices as described below.

Bioprosthetic Heart Valve (BHV)

The critical design components and function relationships unique to the BHV are protected by U.S. Patent No. 7,815,677, issued on October 19, 2010, and expires on July 9, 2027.

Coreograft® CABG

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A unique use patent will be filed to protect the specific indication based on the mimetic biomechanical properties of the wall of the Coreograft® CABG as it relates to pulsatile propagation of forward flow characteristic of coronary arteries.

The VenoValve

The VenoValve encompasses a unique intellectual estate comprising of dozens of proprietary processes and methodology from its initial development and manufacturing, through the finished device. Patents are pending for the unique design of the frame for this device.

Leadership

Experienced and seasoned leadership in research and development will help make us successful in its endeavors to obtain FDA approval of their devices.

Competitive Markets

Marketing and Sales

We will develop an internal marketing and sales group to manage a combination of direct sales representatives and an independent distribution network.

Cardiac surgeons generally develop a preference for one particular company’s device, whether based on an impression of superior performance or on developed relationships with the providers. We believe that by focusing on the pediatric segment we are not subject to this issue as the prospective user can focus on the best ethical approach to the patients need without “abandoning” prior affiliations. We believe the present “commodity” nature of the heart valve industry that the benefits of the BHV will position the device as a standard of care without a competitive “peer.”

In addition, according to the American Heart Association – Heart Org Congenital Heart Defects, each year worldwide approximately 10 of every 1,000 children (approximately 1.3 million children) including 8 of every 1,000 in the United States are born with a congenital heart defect requiring immediate or eventual surgical intervention. Of this patient cohort, 30-40% will undergo either aortic or mitral valve replacement surgery during the first two decades of life. This results in approximately 50,000 procedures with the vast majority requiring 19, 21 or 23 millimeter sized prostheses. The 2015 Global Data Report reported the global heart valve market to be approximately $2 billion being based on an average selling price for standard valve prostheses of $5,000-$9,000. Based on these statistics, we believe that at the proposed average selling price of $17,500 per unit for all sizes, the estimated market of the BHV is approximately $300 million in the U.S. and $500-600 million in Western Europe and Pacific Asia. On an equivalent cost basis, we believe the market value of its bioprosthetic valve would represent approximately 25% of the total market on a unit basis.

Coreograft® CABG

The CABG market is, to a more complex market to estimate on a procedural basis. This is largely due to the evolving attitude toward more complete vascularization of the infarcted heart and the varying number of placed grafts accompanying the cardiopulmonary bypass and off pump or beating heart procedures. In lieu of a multifaceted trend analysis, it is reasonable to approach the potential market on a conservative basis by assigning an average of 2.5 grafts per procedure which for the U.S. would be an equivalent of approximately 375,000 units annually representing a market value of approximately $3.25 billion; an even more conservative estimate based on graduated market penetration has a market potential of over $1 billion. As is the case for devices utilized as part of well- established surgical procedures, the “rest-of-world” market has been consistently equivalent to that of the U.S.

When the total costs of coronary artery bypass procedures are estimated in terms of alternate treatments and especially for those patients for whom surgery is strongly indicated it appears that a cost for a device that substitutes for graft harvest, alleviates the inevitable cost of treatment subsequent to incomplete revascularization and limits the adjunct use of high ASP’s for stents would allow for reimbursement equivalent to less than 20% of the total procedure and hospital costs. In consideration of the above the anticipated price to the hospital will be $6,000.00 per unit.

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HJL Venous Valve, The VenoValve

In the U.S., based upon data from the Vascular Disease Foundation, approximately 5% (15 million) of the U.S. population are expected to develop DVT and approximately 65% (10 million) of the U.S. DVT population are expected to develop CVI. Extrapolation of the Data from the Vascular Disease Foundation reveals that in the U.S., the present prevalent population of individuals suffering varying degrees of CVI is approximately 5 million, the incidence of CVI as a consequence of congenital and inflammatory etiology resulted in 70,000 hospitalizations per year, and the incidence of CVI as a consequence of DVT is approximately 400,000 cases per year. For Western Europe, the incident rate of CVI disease is estimated at one million hospitalizations per year, the prevalent CVI disease population is estimated at 17.5 million, and the mean prevalence of CVI disease of the legs in the general population in Western Europe is 30%.

Based upon the foregoing, we estimate that for the U.S., the candidate patient population for the VenoValve is at present approximately 5.5 million and at the time of commercialization of the product, the prevalent candidate population is expected to be 6.5-7 million with the candidate incidence rate at over half a million annually. With standardized average selling price across currencies, we estimate that the monetary value of the U.S. and Western European market for the VenoValve is on an incidence basis approximately $10 billion annually with the prevalent market value is in excess of $100 billion.

There is no comparable device for purposes of price comparisons and/or reimbursement codes. Therefore, after consulting with industry analysts and vascular surgeons, examining the actual selling price sensitivity in terms of clinical benefit, and analyzing trends in reimbursement for similarly existing devices, we have developed a potential clinical value for the VenoValve. We have estimated a reimbursement of $6,500 - $11,000 per valve.

A measure to estimate the cost effectiveness of an intervention is quality-adjusted life-years (or QALY). Presently for CVI, the cost per patient to maintain the status quo of CVI or no substantial improvement in QALY is approximately $50,000 annually. The VenoValve would improve the QALY over a 5-year period by at least 2.5 QALYs and would reduce the annual cost to maintain the improved longevity and life style by 60%. For device recipients, with a return to normal activity without pain, the QALY improvement would be 4; equivalent to reducing annual costs by 75%. Over a 5-year period the health care cost savings associated with use of the venous valve would be $150,000 - $200,000, equivalent to a 5 year savings of hundreds of billions of dollars for the present prevalent and anticipated incident patient population. In consideration of the above the anticipated price to the buyer these factors will be associated with the cost of the device.

Summary Risks Related to Our Business

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows and prospects that you should consider before making a decision to invest in our common stock. These risks are discussed more fully in “Risk Factors” beginning on page of this prospectus. These risks include, but are not limited to, the following:

●	We have a history of incurring net losses and, currently, we are not generating significant revenue. There can be no assurances that we will generate significant revenue in the future, achieve profitable operations or continue as a going concern.

●	As a result of our current lack of financial liquidity, our auditors have expressed substantial doubt regarding our ability to continue as a “going concern.”

●	We currently have no sales and marketing organization and need to depend on collaborations with third parties for key aspects of our business. If we are unable to secure a sales and marketing partner or establish satisfactory sales and marketing capabilities, we may not successfully commercialize our products.

●	We will need substantial additional funding and if we are unable to raise capital when needed, we would be forced to delay, reduce or eliminate our product development and commercialization plans.

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●	Raising additional capital may cause dilution to our stockholders, restrict our operations or require us to relinquish rights to our technologies or product candidates.

●	Competition in the medical device industry and the target markets for our products and proposed products is intense and we expect competition to increase in the future. Our operating results will suffer if we fail to compete effectively.

●	Our products are subject to a lengthy and uncertain domestic regulatory review process. If we do not obtain and maintain the necessary domestic regulatory authorizations, we will not be able to provide our products in the U.S.

●	Our products are also subject to extensive governmental regulation in foreign jurisdictions, such as Europe, and our failure to comply with applicable requirements could cause our business, results of operations and financial condition to suffer.

●	Our competitive position and commercial success is contingent upon the protection of our intellectual property. It is difficult and costly to protect our proprietary rights and we may not be able to ensure their protection.

●	There is no existing market for our common stock and we do not know if one will develop to provide you with adequate liquidity.

Corporate Information

We were incorporated in Delaware in December 22, 1999. Our principal executive offices are located at 70 Doppler, Irvine, California, 92618, and our telephone number is (949) 261-2900. Our corporate website address is www.hancockjaffe.com. The information contained on or accessible through our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, as amended and modified by the Jumpstart Our Business Startups Act of 2012, or JOBS Act, enacted in April 2012. An “emerging growth company” may take advantage of certain exemptions for reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

●	being permitted to present only two years of audited financial statements and only two years of related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus, in each case, instead of three years;

●	being permitted to present the same number of years of summary financial data as the years of audited financial statements presented, instead of five years;

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act;

●	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements, including the omission of a compensation discussion and analysis; and

●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments.

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We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the completion of this offering. However, if certain events occur prior to the end of such five-year period, including if we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, which would occur if the market value of our common stock held by non-affiliates exceeds $700 million as of the last business day of the second fiscal quarter of such fiscal year, our annual gross revenue exceeds $1.0 billion or we issue more than $1.0 billion of non-convertible debt during the preceding three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.

We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold securities.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this extended transition period.

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The Offering

Common stock offered by us	shares
Option to purchase additional shares	We have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase an additional shares.
Common stock to be outstanding after this offering	shares
Use of proceeds

We currently intend to use the net proceeds from this offering, together with our existing cash and cash equivalents, to fund our research and development activities and the regulatory review process for our product candidates, and the remainder for working capital and other general corporate purposes, including the additional costs associated with being a public company. See “Use of Proceeds” on page [__].

Risk Factors	See “Risk Factors” on page [__] for a discussion of certain of factors to consider carefully before deciding to purchase any shares of our common stock.
Proposed Nasdaq Capital Market symbol	“ ”
Stock Split	On July 22, 2016 our board of Directors approved a 2.1144-for-l forward split of our issued and outstanding shares of common stock and, on August 30, 2016, we filed the stock split with the Delaware Secretary of State.

The number of shares of our common stock to be outstanding after this offering is based on 12,247,358 shares of common stock outstanding as of September 30, 2016, and excludes:

●	833,333 shares of common stock issuable upon the exercise of warrants outstanding as of September 30, 2016, at an exercise price of $6.00 per share; and

●	3,300,000 shares of our common stock reserved for future issuance under the 2016 Omnibus Incentive Plan.

Unless otherwise indicated, all information contained in this prospectus assumes:

●	no exercise by the underwriters of their option to purchase up to an additional shares of our common stock;

●	no exercise of the outstanding stock options described above;

●	no exercise of the outstanding warrants described above;

●	no issuance of 93,570 shares of Series A preferred stock issuable upon the exercise of warrants outstanding as of September 30, 2016, at an exercise price of $5.00 per share;

●	the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 935,700 shares of our common stock, the conversion of which will occur immediately prior to the closing of this offering; and

●	the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws immediately prior to the closing of this offering

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Summary Consolidated Financial Data

The following tables set forth a summary of our historical financial data as of, and for the periods ended on, the dates indicated. The consolidated statements of operations data for the years ended December 31, 2015 and 2014 and consolidated balance sheet data as of December 31, 2015 and December 31, 2014 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of operations data for the [nine-month periods ended September 30, 2016 and 2015] and the consolidated balance sheet data as of [September 30, 2016] are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements were prepared on the same basis as the audited consolidated financial statements. Our management believes that the unaudited consolidated financial statements reflect all adjustments necessary for the fair presentation of the financial condition and results of operations for such periods.

The following summary consolidated financial information should be read in connection with, and is qualified by reference to, our consolidated financial statements related notes thereto and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our historical results are not necessarily indicative of results to be expected in any future period.

On July 22, 2016 our board of Directors approved a 2.1144-for-l forward split of our issued and outstanding shares of common stock and, on August 30, 2016, we filed the stock split with the Delaware Secretary of State. All shares and per share amounts have been adjusted to reflect the 2.114-for-l forward split of our issued and outstanding shares, retroactively.

	For The Nine Months Ended		For The Years Ended
	September 30,		December 31,
	2016	2015	2015	2014
	(unaudited)
Selected Statement of Operations Data:

Revenues	$481,053	$-	$-	$236,500
Cost of goods sold	598,295	-	-	132,315

Gross (Loss) Profit	(117,242)	-	-	104,185

Selling, general and administrative expenses	3,406,367	706,342	1,289,851	1,056,844

Loss from Operations	(3,523,609)	(706,342)	(1,289,851)	(952,659)

Other Expenses	524,395	47,843	88,347	65,493

Loss from Continuing Operations	(4,048,004)	(754,185)	(1,378,198)	(1,018,152)

Income (loss) from discontinued operations	2,200,768	(291,881)	(225,815)	(379,841)

Net Loss	(1,847,236)	(1,046,066)	(1,604,013)	(1,397,993)
Cumulative dividend to Series A preferred stockholders	(243,938)	-	(4,352)	-

Net Loss Attributable to Common Stockholders	$(2,091,174)	$(1,046,066)	$(1,608,365)	$(1,397,993)

Net loss per share from continuing operations attributable to common stockholders - basic and diluted	$(0.35)	$(0.06)	$(0.12)	$(0.08)

Income (loss) per share from discontinued operations, net of tax	$0.18	$(0.03)	$(0.01)	$(0.04)

Weighted average number of common shares outstanding - basic and diluted	12,027,040	12,000,000	12,000,000	12,000,000

		December 31,
	September 30, 2016	2015	2014
	(unaudited)
Selected Balance Sheet Data:

Cash	78,048	1,585,205	58,026
Working capital deficit	(780,580)	(2,770,602)	(3,124,430)
Total assets	1,907,141	2,874,791	1,597,575
Total liabilities	1,267,839	4,655,211	3,609,020
Accumulated deficit	(26,188,096)	(24,340,860)	(22,736,847)
Total stockholders’ deficiency	(3,045,441)	(3,576,904)	(2,011,445)

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RISK FACTORS

An investment in our common stock is speculative and illiquid and involves a high degree of risk, including the risk of a loss of your entire investment. You should carefully consider the risks and uncertainties described below and the other information contained in this prospectus before purchasing any of our common stock. The risks set forth below are not the only ones facing our Company. Additional risks and uncertainties presently unknown to us or that we currently consider immaterial or unlikely to occur could also adversely affect our business, operations and prospects. If any of the following risks actually materialize, our business, financial condition, prospects and operations could suffer. In such event, the value of our common stock could decline, and you could lose all or a substantial portion of the money that you pay for our common stock.

On July 22, 2016 our board of Directors approved a 2.1144-for-l forward split of our issued and outstanding shares of common stock and, on August 30, 2016, we filed the stock split with the Delaware Secretary of State. All shares and per share amounts have been adjusted to reflect the 2.114-for-l forward split of our issued and outstanding shares, retroactively.

Risks Related to Our Business and Industry

We have incurred significant losses since our inception, expert to incur significant losses in the future and may never achieve or sustain profitability.

We have historically incurred substantial net losses, including net losses of $1,847,236 for the nine months ended September 30, 2016, $1,604,013 for the year ended December 31, 2015 and $1,397,993 for the year ended December 31, 2014. As a result of our historical losses, we had an accumulated deficit of $26,188,096 as of September 30, 2016. Our losses have resulted principally from costs related to our research programs and the development of our products, as well as general and administrative costs relating to our operations. Currently, we are not generating significant revenue from operations, and we expect to incur losses for the foreseeable future as we seek to expand our commercial operations and incur increased sales and marketing costs. Additionally, we expect that our general and administrative expenses will increase due to the additional operational and reporting costs associated with being a public company. Due to the numerous risks and uncertainties associated with our commercialization efforts, we are unable to predict when we will become profitable, and we may never become profitable. Even if we do achieve profitability, we may be unable to sustain or increase profitability on a quarterly or annual basis. Our failure to achieve and subsequently sustain profitability could harm or business, financial condition, results of operations and cash flows.

As a result of our current lack of financial liquidity, our independent registered accounting firm has expressed substantial doubt regarding our ability to continue as a “going concern.”

As a result of our current lack of financial liquidity, the report of our independent registered accounting firm that accompanies our audited consolidated financial statements for the years ended December 31, 2015 and 2014, respectively, which are included as part of this prospectus, contains a statement contains going concern qualifications, and our independent registered public accounting firm expressed substantial doubt regarding our ability to continue as a going concern, meaning that we may be unable to continue in operation for the foreseeable future or realize assets and discharge liabilities in the ordinary course of operations. Our lack of sufficient liquidity could make it more difficult for us to secure additional financing or enter into strategic relationships on terms acceptable to us, if at all, and may materially and adversely affect the terms of any financing that we may obtain and our public stock price generally.

In order to continue as a going concern, will need to, among other things, achieve positive cash flow from operations and, if necessary, seek additional capital resources to satisfy our cash needs. Our plans to achieve positive cash flow include engaging in offerings of equity and/or debt securities and negotiating up-front and milestone payments on pipeline products under development and royalties from sales of our products which secure regulatory approval and any milestone payments associated with such approved products. Our failure to obtain additional capital would have an adverse effect on our financial position, results of operations, cash flows, and business prospects, and ultimately on our ability to continue as a going concern.

We currently have no sales and marketing infrastructure and if we are unable to successfully secure a sales and marketing partner or establish a sales and marketing infrastructure, we may be unable to commercialize our products and may never generate sufficient revenues to achieve or sustain profitability.

In order to commercialize products that are approved for commercial sales, we must either collaborate with third parties that have such commercial infrastructure or develop our own sales and marketing infrastructure. At present, we have no sales or marketing personnel and rely on collaborations with third parties for key aspects of our business.

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There is a risk that we may not be able to maintain our current collaboration or to enter into additional collaborations on acceptable terms or at all, which would leave us unable to progress our business plan. We will face significant competition in seeking appropriate collaborators. Our ability to reach a definitive agreement for a collaboration will depend, among other things, upon our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. If we are unable to maintain or reach agreements with suitable collaborators on a timely basis, on acceptable terms, or at all, we may have to curtail the development of our product candidates, reduce or delay development programs, delay potential commercialization our product candidates or reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense.

Moreover, even if we are able to maintain and/or enter into such collaborations, such collaborations may pose a number of risks, including the following:

●	collaborators may not perform their obligations as expected;

●	disagreements with collaborators, including disagreements over proprietary rights, contract interpretation or the preferred course of development, might cause delays or termination of the research, development or commercialization of our product candidate, might lead to additional responsibilities for us with respect to such product candidate, or might result in litigation or arbitration, any of which would be time-consuming and expensive;

●	collaborators could independently develop or be associated with products that compete directly or indirectly with our product candidate;

●	collaborators could have significant discretion in determining the efforts and resources that they will apply to our arrangements with them, and thus we may have limited or no control over the sales, marketing and distribution activities;

●	should our product candidate achieve regulatory approval, a collaborator with marketing and distribution rights to our product candidate may not commit sufficient resources to the marketing and distribution of such product;

●	collaborators may not properly maintain or defend our intellectual property rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential litigation;

●	collaborators may infringe the intellectual property rights of third parties, which may expose us to litigation and potential liability; and

●	collaborations may be terminated for the convenience of the collaborator and, if terminated, we could be required to either find alternative collaborators (which we may be unable to do) or raise additional capital to pursue further development or commercialization of our product candidate on our own.

Our business would be materially or perhaps significantly harmed if any of the foregoing or similar risks comes to pass with respect to our key collaborations.

If we elect to establish a sales and marketing infrastructure, we may not realize a positive return on this investment. We will have to compete with established and well-funded medical device companies to recruit, hire, train and retain sales and marketing personnel. Once hired, the training process is lengthy because it requires significant education of new sales representatives to achieve the level of clinical competency with our products expected by specialists. Upon completion of the training, our sales representatives typically require lead time in the field to grow their network of accounts and achieve the productivity levels we expect them to reach in any individual territory. If we are unable to attract, motivate, develop and retain a sufficient number of qualified sales personnel, or if our sales representatives do not achieve the productivity levels in the time period we expect them to reach, our revenue will not grow at the rate we expect and our business, results of operations and financial condition will suffer. Also, to the extent we hire sales personnel from our competitors, we may be required to wait until applicable non-competition provisions have expired before deploying such personnel in restricted territories or incur costs to relocate personnel outside of such territories. In addition, we have been in the past, and may be in the future, subject to allegations that these new hires have been improperly solicited, or that they have divulged to us proprietary or other confidential information of their former employers. Any of these risks may adversely affect our ability to increase sales of our products. If we are unable to expand our sales and marketing capabilities, we may not be able to effectively commercialize our products, which would adversely affect our business, results of operations and financial condition.

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We presently rely on our supply agreement with LMAT for substantially all of our revenue, and if the supply agreement were terminated it could have a material adverse effect on our revenue and results of operations.

In March, 2016, we entered into the supply agreement with LMAT for the exclusive distribution and sales rights to the ProCol® Vascular Bioprosthesis for Hemodialysis Vascular Access concomitant with ESRD. We have generated almost all of our total revenue since March 2016 pursuant to the supply agreement. If the supply agreement were terminated, or if either party became unable to perform their obligations under the supply agreement, it would have a material adverse effect on our revenue and results of operation.

We may never be able to generate sufficient revenue from the commercialization of our proposed products to achieve and maintain profitability.

Our ability to operate profitably in the future will depend upon, among other items, our ability to (i) fully develop our new products, (ii) scale up our business and operational structure, (iii) obtain regulatory approval of our proposed products from the FDA, (iv) market and sale our products (v) successfully gain market acceptance of our products, and (vi) obtain sufficient and on-time supply of components from our third party suppliers. If we fail to successfully commercialize any of our proposed products, we may never receive a return on our investments in product development, sales and marketing, regulatory compliance, manufacturing and quality assurance, which may cause us to fail to generate revenue and gain economies of scale from such investments.

In addition, potential customers may decide not to purchase our products and, even if we succeed in increasing adoption of our products by physicians, hospitals and other healthcare providers, creating and maintaining relationships with customers and developing and commercializing new features or indications for our products, we may not be able to generate sufficient revenue to achieve or maintain profitability.

We depend upon third-party suppliers for certain components of our proposed products, making us vulnerable to supply problems and price fluctuations, which could harm our business.

We rely on a number of third-party suppliers to provide certain components of our proposed products. We do not have long-term supply agreements with most of our suppliers, and, in many cases, we purchase finished goods on a purchase order basis. Our suppliers may encounter problems during manufacturing for a variety of reasons, including unanticipated demand from larger customers, failure to follow specific protocols and procedures, failure to comply with applicable regulations, equipment malfunction, quality or yield problems and environmental factors, any of which could delay or impede their ability to meet our demand. Our reliance on these third-party suppliers also subjects us to other risks that could harm our business, including:

●	interruption of supply resulting from modifications to, or discontinuation of, a supplier’s operations;

●	delays in product shipments resulting from defects, reliability issues or changes in components from suppliers;

●	price fluctuations due to a lack of long-term supply arrangements for key components with our suppliers;

●	errors in manufacturing components, which could negatively impact the effectiveness or safety of our proposed products or cause delays in shipment of our proposed products;

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●	discontinued production of components, which could significantly delay our production and sales and impair operating margins;

●	inability to obtain adequate supplies in a timely manner or on commercially reasonable terms;

●	difficulty locating and qualifying alternative suppliers, especially with respect to our sole-source supplies;

●	delays in production and sales caused by switching components, which may require product redesign and/or new regulatory submissions;

●	delays due to evaluation and testing of products from alternative suppliers and corresponding regulatory qualifications;

●	non-timely delivery of components due to our suppliers manufacturing products for a range of customers;

●	the failure of our suppliers to comply with strictly enforced regulatory requirements, which could result in disruption of supply or increased expenses; and

●	inability of suppliers to fulfill orders and meet requirements due to financial hardships.

In addition, there are a limited number of suppliers and third-party manufacturers that operate under the FDA’s Quality System Regulation requirements, maintain certifications from the International Organization for Standardization that are recognized as harmonized standards in the EEA, and that have the necessary expertise and capacity to manufacture components for our products. As a result, it may be difficult for us to locate manufacturers for our anticipated future needs, and our anticipated growth may strain the ability of our current suppliers to deliver products, materials and components to us. If we are unable to arrange for third-party manufacturing of components for our products, or to do so on commercially reasonable terms, we may not be able to complete development of, market and sell our current or new products. Further, any supply interruption from our suppliers or failure to obtain additional suppliers for any of the components used in our proposed products would limit our ability to manufacture our proposed products. Failure to meet these commitments could result in legal action by our customers, loss of customers or harm to our ability to attract new customers, any of which could have a material adverse effect on our business, financial condition, results of operations and growth.

We will need to raise additional capital to fund our existing commercial operations, develop and commercialize new products and expand our operations.

Based on our current business plan, we believe our current cash and cash equivalents, revenue, and net proceeds of this offering will be sufficient to meet our anticipated cash requirements for at least the next [__] months. If our available cash balances, net proceeds from this offering and anticipated cash flow from operations are insufficient to satisfy our liquidity requirements, we may seek to sell common or preferred equity or convertible debt securities, enter into a credit facility or another form of third-party funding or seek other debt financing.

Our present and future capital requirements will be significant and will depend on many factors, including:

●	the progress and results of our development efforts for our products;

●	the costs, timing and outcome of regulatory review of our product candidates;

●	the costs and timing of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending any intellectual property-related claims;

●	the effect of competing technological and market developments;

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●	market acceptance of our products;

●	our rate of progress in establishing coverage and reimbursement arrangements with domestic and international commercial third-party payors and government payors;

●	our ability to achieve revenue growth and improve gross margins;

●	the costs related to international expansion;

●	the extent to which we acquire or in-license other products and technologies; and

●	legal, accounting, insurance and other professional and business-related costs.

Further, we expect our research and development expenses to increase in connection with our ongoing activities. Additionally, our expenses may increase beyond present expectations if, for example, applicable regulatory authorities, including the FDA, require that we perform studies in addition to those that we currently anticipate, in which case the timing of any potential product approval may be delayed. Until we can generate a sufficient amount of product revenue, if ever, we will need to seek additional capital, which may not be available at such times or in such amounts as we need. Even if capital is available, it may be available to us only on unfavorable terms. Any additional equity or convertible debt financing into which we enter could be dilutive to our existing stockholders. Any future debt financing into which we enter may impose covenants upon us that restrict our operations, including limitations on our ability to incur liens or additional debt, pay dividends, repurchase our stock, make certain investments and engage in certain merger, consolidation or asset sale transactions. Any debt financing or additional equity that we raise may contain terms that are not favorable to us or our stockholders. If we raise additional funds through collaboration and licensing arrangements with third parties, it may be necessary to relinquish some rights to our technologies or our products, or grant licenses on terms that are not favorable to us. If access to sufficient capital is not available as and when needed, our business will be materially impaired and we may be required to cease operations, curtail one or more product development or commercialization programs, or we may be required to significantly reduce expenses, sell assets, seek a merger or joint venture partner, file for protection from creditors or liquidate all our assets. Any of these factors could harm our operating results.

We operate in a very competitive business environment and if we are unable to compete successfully against our existing or potential competitors, our sales and operating results may be negatively affected.

The medical device industry is intensely competitive and subject to rapid and significant technological change, as well as the introduction of new products or other market activities of industry participants. Our ability to compete successfully will depend on our ability to develop future products that reach the market in a timely manner, are well adopted by customers and receive adequate coverage and reimbursement from third-party payors.

We have numerous competitors, which include Medtronic and St. Jude Medical, many of whom have substantially greater name recognition, commercial infrastructure and financial, technical and personnel resources than us. Our competitors develop and/or patent competing products or processes earlier than we can or obtain regulatory clearance or approvals for competing products more rapidly than we can, which could impair our ability to develop and commercialize similar products or processes. Additionally, our competitors may, in the future, develop medical devices that render our products obsolete or uneconomical

Many of our current and potential competitors are publicly traded, or are divisions of publicly-traded, major medical device or technology companies that enjoy several competitive advantages. We face a challenge overcoming the long-standing preferences of some specialists for using the products of our larger, more established competitors. Specialists who have completed many successful procedures using the products made by these competitors may be reluctant to try new products from a source with which they are less familiar. If these specialists do not try and subsequently adopt our products and services, we may be unable to generate sufficient revenue or growth. In addition, many of our competitors enjoy other advantages such as:

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●	greater financial resources for marketing and aggressive discounting;

●	large and established sales, marketing and distribution networks with greater reach in both domestic and international markets;

●	significantly greater brand recognition;

●	established business and financial relationships with specialists, referring physicians, hospitals and medical schools;

●	greater existing market share in our product market;

●	greater resources devoted to research and development of competing products and greater capacity to allocate additional resources;

●	greater experience in obtaining and maintaining regulatory clearances and approvals for new products and product enhancements;

●	products supported by long-term clinical data;

●	more expansive patent portfolios and other intellectual property rights; and

●	broader product portfolios affording them greater ability to cross-sell their products or to incentivize hospitals or orthopedic surgeons to use their products.

As a result of this increased competition, we believe there will be increased pricing pressure in the future. The entry of multiple new products and competitors may lead some of our competitors to employ pricing strategies that could adversely affect the pricing of our products and pricing in our markets generally. Additionally, because we expect that potential hospital and other healthcare provider customers will bill various third-party payors to cover all or a portion of the costs and fees associated with the procedures in which our valves and other products will be used, including the cost of the purchase of our products, changes in the amount such payors are willing to reimburse our customers for procedures using our products could create pricing pressure for us. If competitive forces drive down the prices we are able to charge for our products, our profit margins will shrink, which will adversely affect our ability to invest in and grow our business.

There can also be no assurance that our competitors will not seek to obtain agreements, exclusive or otherwise, with the same partners or licensees that we intend to approach in order to develop and market our proposed products. In addition, our competitors may be able to meet these requirements and develop products which are comparable or superior to our products or which would render our technology or products obsolete or non-competitive.

Our long-term growth depends on our ability to develop and commercialize additional devices.

The medical device industry is highly competitive and subject to rapid change and technological advancements. Therefore, it is important to our business that we continue to enhance our device offerings and introduce new devices. Developing new devices is expensive and time-consuming and could divert management’s attention away from our core business. Even if we are successful in developing additional devices, the success of any new device offering or enhancements to existing devices will depend on several factors, including our ability to:

●	properly identify and anticipate surgeon and patient needs;

●	develop and introduce new devices or device enhancements in a timely manner;

●	develop an effective and dedicated sales and marketing team;

●	avoid infringing upon the intellectual property rights of third-parties;

●	demonstrate, if required, the safety and efficacy of new devices with data from preclinical studies and clinical trials;

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●	obtain the necessary regulatory clearances or approvals for new devices or device enhancements;

●	be fully FDA-compliant with marketing of new devices or modified devices;

●	provide adequate training to potential users of our devices; and

●	receive adequate coverage and reimbursement for procedures performed with our devices.

If we are unsuccessful in developing and commercializing additional devices in other areas, our ability to increase our revenue may be impaired.

New technologies, techniques or products could emerge that might offer better combinations of price and performance than the products and services that we plan to offer. Existing markets for surgical devices are characterized by rapid technological change and innovation. It is critical to our success that we anticipate changes in technology and customer requirements and physician, hospital and healthcare provider practices. It is also important that we successfully introduce new, enhanced and competitive products to meet our prospective customers’ needs on a timely and cost-effective basis. At the same time, however, we must carefully manage our introduction of new products. If potential customers believe that such products will offer enhanced features or be sold for a more attractive price, they may delay purchases until such products are available. We may also continue to offer older obsolete products as we transition to new products, and we may not have sufficient experience managing product transitions. If we do not successfully innovate and introduce new technology into our anticipated product lines or successfully manage the transitions of our technology to new product offerings, our revenue, results of operations and business could be adversely impacted.

Our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, industry standards, distribution reach or customer requirements. We anticipate that we will face strong competition in the future as current or future competitors develop new or improved products and as new companies enter the market with novel technologies.

If we are unable to convince hospital facilities to approve the use of our devices, we may be unable to generate a substantial volume of sales of our products.

In the United States, in order for surgeons to use our devices, the hospital facilities where these surgeons treat patients will typically require us to receive approval from the facility’s value analysis committee, or VAC. VACs typically review the comparative effectiveness and cost of medical devices used in the facility. The makeup and evaluation processes for VACs vary considerably, and it can be a lengthy, costly and time-consuming effort to obtain approval by the relevant VAC. For example, even if we have an agreement with a hospital system for purchase of our products, in most cases, we must obtain VAC approval by each hospital within the system to sell at that particular hospital. Additionally, hospitals typically require separate VAC approval for each specialty in which our product is used, which may result in multiple VAC approval processes within the same hospital even if such product has already been approved for use by a different specialty group. We often need VAC approval for each different product to be used by the surgeons in that specialty. In addition, hospital facilities and group purchasing organizations, or GPOs, which manage purchasing for multiple facilities, may also require us to enter into a purchasing agreement and satisfy numerous elements of their administrative procurement process, which can also be a lengthy, costly and time consuming effort. If we do not receive access to hospital facilities in a timely manner, or at all, via these VAC and purchasing contract processes, or otherwise, or if we are unable to secure contracts on commercially reasonable terms in a timely manner, or at all, our operating costs will increase, our sales may decrease and our operating results may be harmed. Furthermore, we may expend significant effort in these costly and time-consuming processes and still may not obtain VAC approval or a purchase contract from such hospitals or GPOs.

We must demonstrate to surgeons and hospitals the merits of our products to facilitate greater adoption of our products.

Surgeons play a significant role in determining the devices used in the operating room and in assisting in obtaining approval by the relevant VAC. Educating surgeons on the benefits of our devices will require a significant commitment by our marketing team and sales organization. Surgeons and hospitals may be slow to change their practices because of familiarity with existing devices and/or treatments, perceived risks arising from the use of new devices, lack of experience using new devices, lack of clinical data supporting the benefits of such devices or the cost of new devices. There may never be widespread adoption of our devices by surgeons and hospitals. If we are unable to educate surgeons and hospitals about the advantages of devices incorporating our technology, as compared to surgical methods which do not incorporate such technology, we may face challenges in obtaining approval by the relevant VAC, and we will not achieve significantly greater market acceptance of our devices, gain momentum in our sales activities, significantly grow our market share or grow our revenue and our business and financial condition will be adversely affected.

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Our manufacturing resources are limited and if we are unable to produce an adequate supply of our proposed products for use in our current and planned clinical trials or for commercialization, our regulatory, development and commercialization efforts may be delayed.

Our manufacturing resources for our proposed products are limited and we rely on outside vendors for several materials and processes. We currently manufacture our proposed products for our clinical trials, research and development purposes and commercialization at our manufacturing facility in Irvine, California. If our existing manufacturing facility experiences a disruption, we would have no other means of manufacturing our proposed products until we are able to restore the manufacturing capability at our current facility or develop alternative manufacturing facilities. Additionally, any damage to or destruction of our facilities or our equipment, prolonged power outage or contamination at our facilities would significantly impair our ability to produce our proposed products.

Additionally, in order to produce our proposed products in the quantities that will be required for commercialization, we will have to increase or “scale up” our production process over the current level of production. We may encounter difficulties in scaling up our production, including issues involving yields, controlling and anticipating costs, quality control and assurance, supply and shortages of qualified personnel. If our scaled-up production process is not efficient or results in a product that does not meet quality or other standards, we may be unable to meet market demand and our revenues, business and financial prospects would be adversely affected. Further, third parties with whom we may develop relationships may not have the ability to produce the quantities of the materials we may require for clinical trials or commercial sales or may be unable to do so at prices that allow us to price our products competitively.

Our contemplated and future international operations could subject us to regulatory and legal risks and certain operating risks, which could adversely impact our business, results of operations and financial condition.

The sale and shipment of our products across international borders and the purchase of components from international sources subject us to U.S. and foreign governmental trade, import and export and customs regulations and laws. Compliance with these regulations and laws is costly and could expose us to penalties for non-compliance. We expect that our international activities will be dynamic over the foreseeable future as we continue to pursue to identify opportunities in international markets. Our contemplated and future international business operations are subject to a variety of risks, including:

●	fluctuations in foreign currency exchange rates;

●	difficulties in staffing and managing foreign and geographically dispersed operations;

●	third-party reimbursement policies that may require some of the patients who undergo procedures using our products or who use our services to directly absorb costs or that may necessitate the reduction of the selling prices of our products;

●	an inability, or reduced ability, to protect our intellectual property, including any effect of compulsory licensing imposed by government action

●	economic, political or social instability in certain countries and regions;

●	the imposition of additional U.S. and foreign governmental controls or regulations;

●	changes in duties and tariffs, license obligations and other non-tariff barriers to trade;

●	the imposition of costly and lengthy new export licensing requirements;

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●	the imposition of restrictions on the activities of foreign agents, representatives and distributors;

●	the occurrence of an FDA inspection that results in adverse findings at our facilities, or the facilities of our vendors or suppliers, and any resulting import detention that prevents products made in such facilities from entering the United States;

●	scrutiny of foreign tax authorities which could result in significant fines, penalties and additional taxes being imposed on us;

●	availability of government subsidies or other incentives that benefit competitors in their local markets that are not available to us;

●	imposition of differing labor laws and standards;

●	the ability of a foreign government to exclude us from, or limit our ability to compete in, the markets under its jurisdiction through collective tender processes or otherwise;

●	longer payment cycles for products sold to customers outside the U.S.;

●	difficulties in enforcing agreements and collecting receivables through certain foreign legal systems; and

●	the imposition of U.S. or international sanctions against a country, company, person or entity with whom we do business that would restrict or prohibit continued business with the sanctioned country, company, person or entity.

We expect each international market we enter will pose particular regulatory and other hurdles to overcome and future developments in these markets, including the uncertainty relating to governmental policies and regulations, could harm our business. If we expend significant time and resources on expansion plans that fail or are delayed, our reputation, business and financial condition may be harmed.

We may be unable to manage our future growth effectively, which could make it difficult to execute our business strategy.

We expect to expand our business operations to meet anticipated growth in demand for our proposed products. This future growth could strain our organizational, administrative and operational infrastructure, including manufacturing operations, quality control, technical support and customer service, sales force management and general and financial administration. Our ability to effectively manage our growth properly will require us to continue to improve our operational, financial and management controls, as well as our reporting systems and procedures.

As our commercial operations and sales volume grow, we will need to continue to increase our workflow capacity for manufacturing, customer service, billing and general process improvements and expand our internal quality assurance program, among other things. We will also need to purchase additional equipment, some of which can take several months or more to procure, set up and validate, and increase our manufacturing, maintenance, software and computing capacity to meet increased demand. These increases in scale, expansion of personnel, purchase of equipment or process enhancements may not be successfully implemented.

Product liability lawsuits against us could cause us to incur substantial liabilities, limit sales of our existing products and limit commercialization of any products that we may develop.

Our business exposes us to the risk of product liability claims that are inherent in the manufacturing, distribution, and sale of medical devices. This risk exists even if a device is cleared or approved for commercial sale by the FDA and manufactured in facilities licensed and regulated by the FDA or an applicable foreign regulatory authority. Manufacturing and marketing of our commercial devices and clinical testing of our devices under development, may expose us to product liability and other tort claims. Furthermore, surgeons may misuse our devices or use improper techniques if they are not adequately trained, potentially leading to injury and an increased risk of product liability. If our devices are misused or used with improper technique, we may become subject to costly litigation by our customers or their patients. Regardless of the merit or eventual outcome, product liability claims may result in:

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●	significant litigation costs;

●	distraction of management’s attention from our primary business operations;

●	decreased demand for our products and any products that we may develop;

●	damage to our reputation;

●	withdrawal of clinical trial participants;

●	substantial monetary awards to trial participants, patients or other claimants;

●	loss of revenue; and

●	the inability to commercialize any products that we may develop.

Although we have, and intend to maintain, liability insurance, the coverage limits of our insurance policies may not be adequate, and one or more successful claims brought against us may have a material adverse effect on our business and results of operations. If we are unable to obtain insurance in the future at an acceptable cost or on acceptable terms with adequate coverage, we will be exposed to significant liabilities.

We bear the risk of warranty claims on our products.

We provide limited product warranties against manufacturing defects of the ProCol® Vascular Bioprosthesis, including component parts manufactured by third parties. Our product warranty requires us to repair defects arising from product design and production processes, and if necessary, replace defective components. Thus far, we have not accrued a significant liability contingency for potential warranty claims.

If we experience warranty claims in excess of our expectations, or if our repair and replacement costs associated with warranty claims increase significantly, we will incur liabilities for potential warranty claims that may be greater than we expect. An increase in the frequency of warranty claims or amount of warranty costs may harm our reputation and could have a material adverse effect on our business, results of operations and financial condition.

The loss of our executive officers or our inability to attract and retain qualified personnel may adversely affect our business, financial conditions and results of operations.

Our business and operations depend to a significant degree on the skills, efforts and continued services of our executive officers who have critical industry experience and relationships. Although we have entered into employment agreements with our executive officers, they may terminate their employment with us at any time. Accordingly, there can be no assurance that these executive officers will remain associated with us. The efforts of these persons will be critical to us as we continue to develop our products and business. We do not carry key person life insurance on any of our management, which would leave our Company uncompensated for the loss of any of our executive officer.

Further, competition for highly-skilled and qualified personnel is intense. As such, our future viability and ability to achieve sales and profit will also depend on our ability to attract, train, retain and motivate highly qualified personnel in the diverse areas required for continuing our operations. If we were to lose the services one or more of our current executive officers or if we are unable to attract, hire and retain qualified personnel, we may experience difficulties in competing effectively, developing and commercializing our products and implementing our business strategies, which could have a material adverse effect on our business, operations and financial condition.

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Our employees, consultants, independent sales agencies, distributors and other commercial partners may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements.

We are exposed to the risk that our employees, consultants, independent sales agencies, distributors and other commercial partners may engage in fraudulent or illegal activity. Misconduct by these parties could include intentional, reckless or negligent conduct or other unauthorized activities that violate the regulations of the FDA and non-U.S. regulators, including those laws requiring the reporting of true, complete and accurate information to such regulators, manufacturing standards, healthcare fraud and abuse laws and regulations in the United States and abroad or laws that require the true, complete and accurate reporting of financial information or data. In particular, sales, marketing and business arrangements in the healthcare industry, including the sale of medical devices, are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. It is not always possible to identify and deter misconduct by our employees, sales agencies, distributors and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us and we are not successful in defending ourselves or asserting our rights, those actions could result in the imposition of significant fines or other sanctions, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings and curtailment of operations, any of which could adversely affect our ability to operate our business and our results of operations. Whether or not we are successful in defending against such actions or investigations, we could incur substantial costs, including legal fees, and divert the attention of management in defending ourselves against any of these claims or investigations.

We may not be able to successfully complete any future acquisitions and any acquisitions, joint ventures or other investments may result in dilution of our stockholders’ ownership, increase our debt or cause us to incur significant expense.

We may seek to grow our business through the acquisition of additional products, technologies, services or businesses that we believe have significant commercial potential. Growth through acquisitions will depend upon the continued availability of suitable acquisition candidates at favorable prices and on commercially acceptable terms and conditions. Even if these opportunities are present, we may be unable to successfully identify suitable acquisition candidates. In addition, we may not be able to successfully integrate any acquired companies or achieve the commercial potential or synergies projected for any acquisition. Future acquisitions may also divert management’s attention from other business activities. Further, any such acquisitions may result in the incurrence of debt, contingent liabilities or future write-offs of intangible assets or goodwill, any of which could have a negative impact on our cash flows, financial condition and results of operations.

Additionally, we may pursue strategic alliances and joint ventures that leverage our technology and industry experience. We may be unable to find suitable partners or, in the event we identify such a partner, we may be unable to realize the anticipated benefits of any such alliance or joint venture. To finance any such acquisitions, alliances or joint ventures, we may choose to issue shares of capital stock as consideration, which could dilute the ownership of our stockholders. If the price of our common stock is low or volatile, however, we may not be able to acquire other companies or fund a joint venture project using our stock as consideration.

Given seasonal and situational fluctuations, we may maintain high levels of inventory, which could consume a significant amount of our resources, reduce our cash flow and lead to inventory impairment charges.

As a result of certain seasonal and situational fluctuations, we are subject to the risk of inventory obsolescence and expiration, which may lead to inventory impairment charges. In order to market and sell our products effectively, we must maintain high levels of inventory and demonstration equipment. Our manufacturing processes and sourcing processes require lengthy lead times, during which components of our products may become obsolete due to design changes, and we may over- or under-estimate the amount needed of a given component, in which case we may expend extra resources or be constrained in the amount of end product that we can produce. Our dependence on third-party suppliers for our single use products exposes us to greater lead times, increasing our risk of inventory obsolesce comparatively. Furthermore, some of our products have a limited shelf life due to sterilization requirements and/or degradation, and part or all of a given product or component may expire and its value become impaired. In that instance, we would be required to record an impairment charge. If our estimates of required inventory are too high, we may be exposed to further inventory obsolesce risk. In the event that a substantial portion of our inventory becomes obsolete or expires, or in the event we experience a supply chain imbalance as described above, it could have a material adverse effect on our business, results of operations and financial condition due to the resulting costs associated with the inventory impairment charges and costs required to replace such inventory.

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If we experience significant disruptions in our information technology systems, our business may be adversely affected.

We depend on our information technology systems for the efficient functioning of our business, including accounting, data storage, compliance, purchasing and inventory management. We do not have redundant systems at this time. While we will attempt to mitigate interruptions, we may experience difficulties in implementing some upgrades, which would impact our business operations, or experience difficulties in operating our business during the upgrade, either of which could disrupt our operations, including our ability to timely ship and track product orders, project inventory requirements, manage our supply chain and otherwise adequately service our customers. In the event we experience significant disruptions as a result of the current implementation of our information technology systems, we may not be able to repair our systems in an efficient and timely manner. Accordingly, such events may disrupt or reduce the efficiency of our entire operation and have a material adverse effect on our results of operations and cash flows.

We are increasingly dependent on sophisticated information technology for our infrastructure. Our information systems require an ongoing commitment of significant resources to maintain, protect and enhance existing systems. Failure to maintain or protect our information systems and data integrity effectively could have a materially adverse effect on our business. For example, third parties may attempt to hack into systems and may obtain our proprietary information.

Our ability to use our net operating loss carry-forwards and certain other tax attributes may be limited.

As of December 31, 2015, we had federal net operating loss carryforwards, or NOLs, of approximately $5.0 million, which begin to expire in the year ending December 31, 2026, and California NOLs of approximately $3.3 million, which begin to expire in the year ending December 31, 2026. As of December 31, 2015, we also had federal research and development tax credit carryforwards of approximately $0.2 million. In general, under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Code, a corporation that undergoes an “ownership change” (generally defined as a cumulative change in equity ownership by “5% shareholders” that exceeds 50 percentage points over a rolling three-year period) may be subject to limitations on its ability to utilize its NOLs and certain credit carryforwards to offset future taxable income and taxes. We are currently analyzing the tax impacts of any potential ownership changes on our federal NOLs and credit carryforwards. Future changes in our stock ownership, including this or future offerings, as well as other changes that may be outside of our control, could result in ownership changes. Our NOLs and credit carryforwards may also be limited under similar provisions of state law. We have recorded a full valuation allowance related to our NOLs and other deferred tax assets due to the uncertainty of the ultimate realization of the future tax benefits of such assets.

Risks Related to Regulatory Approval and Other Governmental Regulations

Our business and products are subject to extensive governmental regulation and oversight, and our failure to comply with applicable regulatory requirements could harm our business.

Our products and operations are subject to extensive regulation in the U.S. by the FDA and by regulatory agencies in other countries where we anticipate conducting business activities. The FDA regulates the development, testing, manufacturing, labeling, storage, record-keeping, promotion, marketing sales, distribution and post-market support and reporting of medical devices in the U.S. The regulations to which we are subject are complex and may become more stringent over time. Regulatory changes could result in restrictions on our ability to carry on or expand our operations, higher than anticipated costs or lower than anticipated sales.

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In order for us to market our Class II products for use in the U.S., we must first obtain clearance from the FDA pursuant to Section 510(k) of the Federal Food, Drug, and Cosmetic Act, or FFDCA. Clearance under Section 510(k) requires demonstration that a new device is substantially equivalent to another device with 510(k) clearance or grandfathered, or pre-amendment, status or to a device that was reclassified from Class III to Class II or Class I (those are referred to as predicate devices). If we significantly modify our products after they receive FDA clearance, or seek to market them for additional indications for use, the FDA may require us to submit a separate 510(k) or premarket approval application, or PMA, for the modified product before we are permitted to market the products in the U.S. In addition, if we develop products in the future that are not considered to be substantially equivalent to a predicate device, we will be required to obtain FDA approval by submitting a PMA. The FDA may not act favorably or quickly in its review of our 510(k) or PMA submissions or we may encounter significant difficulties and costs in our efforts to obtain FDA clearance or approval, any of which could delay or preclude our sale of new products in the U.S. Furthermore, the FDA may request additional data or require us to conduct further testing, or compile more data, including clinical data and clinical studies, in support of a 510(k) submission. Regulatory policy affecting our products can change at any time. The changes and their impact on our business cannot be accurately predicted. For example, in 2011, the FDA announced a Plan of Action to modernize and improve the FDA’s premarket review of medical devices, and has implemented, and continues to implement, reforms intended to streamline the premarket review process. In addition, as part of the Food and Drug Administration Safety and Innovation Act of 2012, Congress enacted several reforms through the Medical Device Regulatory Improvements and additional miscellaneous provisions which will further affect both pre- and post-approval medical device regulation. Changes in the FDA 510(k) process could make clearance more difficult to obtain, increase delay, add uncertainty and have other significant adverse effects on our ability to obtain and maintain clearance for our products. The FDA may also, instead of accepting a 510(k) submission, require us to submit a PMA, which is typically a much more complex, lengthy and burdensome application than a 510(k) submission. To support a PMA, the FDA would likely require that we conduct one or more clinical studies to demonstrate that the device is safe and effective. In some cases such studies may be requested for a 510(k) as well. We may not be able to meet the requirements to obtain 510(k) clearance or PMA approval, in which case the FDA may not grant any necessary clearances or approvals. In addition, the FDA may place significant limitations upon the intended use of our products as a condition to a 510(k) clearance or PMA approval. Product applications can also be denied or withdrawn due to failure to comply with regulatory requirements or the occurrence of unforeseen problems following clearance or approval. Any delays or failure to obtain FDA clearance or approval of new products we develop, any limitations imposed by the FDA on new product use or the costs of obtaining FDA clearance or approvals could have a material adverse effect on our business, financial condition and results of operations.

In order to conduct a clinical investigation involving human subjects for the purpose of demonstrating the safety and effectiveness of a medical device, a company must, among other things, apply for and obtain Institutional Review Board, or IRB, approval of the proposed investigation. In addition, if the clinical study involves a “significant risk” (as defined by the FDA) to human health, the sponsor of the investigation must also submit and obtain FDA approval of an Investigational Device Exemption, or IDE, application. Our system product is considered a significant risk device requiring IDE approval prior to investigational use. We may not be able to obtain FDA and/or IRB approval to undertake clinical trials in the U.S. for any new devices we intend to market in the U.S. in the future. If we obtain such approvals, we may not be able to conduct studies which comply with the IDE and other regulations governing clinical investigations or the data from any such trials may not support clearance or approval of the investigational device. Failure to obtain such approvals or to comply with such regulations could have a material adverse effect on our business, financial condition and results of operations. Certainty that clinical trials will meet desired endpoints, produce meaningful or useful data and be free of unexpected adverse effects, or that the FDA will accept the validity of foreign clinical study data cannot be assured, and such uncertainty could preclude or delay market clearance or authorizations resulting in significant financial costs and reduced revenue.

Our products may also be subject to extensive governmental regulation in foreign jurisdictions, such as Europe, and our failure to comply with applicable requirements could cause our business, results of operations and financial condition to suffer.

In the EEA, our products will need to comply with the Essential Requirements laid down in Annex I to the EU Active Implantable Medical Devices Directive. Compliance with these requirements is a prerequisite to be able to affix the CE mark to a product, without which a product cannot be marketed or sold in the EEA. To demonstrate compliance with the Essential Requirements and obtain the right to affix the CE Mark to our products, we must undergo a conformity assessment procedure, which varies according to the type of medical device and its classification. Except for low risk medical devices (Class I with no measuring function and which are not sterile), where the manufacturer can issue an EC Declaration of Conformity based on a self-assessment of the conformity of its products with the Essential Requirements, a conformity assessment procedure requires the intervention of a Notified Body, which is an organization designated by a competent authority of an EEA country to conduct conformity assessments. Depending on the relevant conformity assessment procedure, the Notified Body would audit and examine the Technical File and the quality system for the manufacture, design and final inspection of our products. The Notified Body issues a CE Certificate of Conformity following successful completion of a conformity assessment procedure conducted in relation to the medical device and its manufacturer and their conformity with the Essential Requirements. This Certificate entitles the manufacturer to affix the CE mark to its medical products after having prepared and signed a related EC Declaration of Conformity.

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As a general rule, demonstration of conformity of medical products and their manufacturers with the Essential Requirements must be based, among other things, on the evaluation of clinical data supporting the safety and performance of the products during normal conditions of use. Specifically, a manufacturer must demonstrate that the device achieves its intended performance during normal conditions of use and that the known and foreseeable risks, and any adverse events, are minimized and acceptable when weighed against the benefits of its intended performance, and that any claims made about the performance and safety of the device (e.g., product labeling and instructions for use) are supported by suitable evidence. This assessment must be based on clinical data, which can be obtained from (1) clinical studies conducted on the devices being assessed, (2) scientific literature from similar devices whose equivalence with the assessed device can be demonstrated or (3) both clinical studies and scientific literature. The conduct of clinical studies in the EEA is governed by detailed regulatory obligations. These may include the requirement of prior authorization by the competent authorities of the country in which the study takes place and the requirement to obtain a positive opinion from a competent Ethics Committee. This process can be expensive and time-consuming.

In order to continue to sell our products in Europe, we must maintain our CE Mark and continue to comply with certain EU Directives. Our failure to continue to comply with applicable foreign regulatory requirements, including those administered by authorities of the EEA countries, could result in enforcement actions against us, including refusal, suspension or withdrawal of our CE Certificates of Conformity by our Notified Body (either the British Standards Institution, or BSI, or MEDCERT), which could impair our ability to market products in the EEA in the future.

The FDA regulatory approval, clearance and license process is complex, time-consuming and unpredictable.

In the United States, our product candidates are expected to be regulated as medical devices. Before our medical device product candidates can be marketed in the United States, we must submit and the FDA must approve a PMA. For the PMA approval process, the FDA must determine that a proposed device is safe and effective for its intended use based, in part, on extensive data, including, but not limited to, technical, pre-clinical, clinical trial, manufacturing and labeling data. In addition, modifications to products that are approved through a PMA application generally need FDA approval. The time required to obtain approval, clearance or license by the FDA to market a new therapy is unpredictable but typically takes many years and depends upon many factors, including the substantial discretion of the FDA.

Our product candidates could fail to receive regulatory approval, clearance or license for many reasons, including the following:

●	the FDA may disagree with the design or implementation of our clinical trials or study endpoints;

●	we may be unable to demonstrate to the satisfaction of the FDA that our product candidates are safe and effective for their proposed indications or that our product candidates provide significant clinical benefits;

●	the results of our clinical trials may not meet the level of statistical significance required by the FDA for approval, clearance or license or may not support approval of a label that could command a price sufficient for us to be profitable;

●	the FDA may disagree with our interpretation of data from preclinical studies or clinical trials;

●	the opportunity for bias in the clinical trials as a result of the open-label design may not be adequately handled and may cause our trial to fail;

●	our product candidates may be subject to an FDA advisory committee review, which may be requested at the sole discretion of the FDA, and which may result in unexpected delays or hurdles to approval;

●	the FDA may determine that the manufacturing processes at our facilities or facilities of third-party manufacturers with which we contract for clinical and commercial supplies are inadequate; and

●	the approval, clearance or license policies or regulations of the FDA may significantly change in a manner rendering our clinical data insufficient for approval.

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Even if we were to obtain approval, clearance or license, the FDA may grant approval, clearance or license contingent on the performance of costly post-marketing clinical trials, or may approve our product candidates with a label that does not include the labeling claims necessary or desirable for successful commercialization of our product candidates. Any of the above could materially harm our product candidates’ commercial prospects.

Modifications to our devices may require new 510(k) clearances or approvals of PMAs or may require us to recall or cease marketing our devices until clearances or approvals are obtained.

Any modification to a 510(k)-cleared device that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, design or manufacture, requires a new 510(k) clearance or, possibly, approval of a PMA. The FDA requires every manufacturer to make this determination in the first instance, but the FDA may review any manufacturer’s decision. The FDA may not agree with our decisions regarding whether new clearances or approvals are necessary. We may make modifications or add additional features in the future that we believe do not require a new 510(k) clearance or approval of a PMA. If the FDA disagrees with our determination and requires us to submit new 510(k) notifications or PMA applications for modifications to our previously cleared products for which we have concluded that new clearances or approvals are unnecessary, we may be required to cease marketing or to recall the modified product until we obtain clearance or approval, and we may be subject to significant regulatory fines or penalties.

Furthermore, the FDA’s ongoing review of the 510(k) clearance process may make it more difficult for us to make modifications to our previously cleared products, either by imposing more strict requirements on when a new 510(k) notification for a modification to a previously cleared product must be submitted, or applying more onerous review criteria to such submissions. For example, the FDA is currently reviewing its guidance describing when it believes a manufacturer is obligated to submit a new 510(k) for modifications or changes to a previously cleared device. The FDA is expected to issue revised guidance to assist device manufacturers in making this determination. It is unclear whether the FDA’s approach in this new guidance will result in substantive changes to existing policy and practice regarding the assessment of whether a new 510(k) is required for changes or modifications to existing devices. The FDA continues to review its 510(k) clearance process, which could result in additional changes to regulatory requirements or guidance documents, which could increase the costs of compliance or restrict our ability to maintain current clearances.

Even if our proposed products are approved by regulatory authorities, if we fail to comply with ongoing regulatory requirements, or if we experience unanticipated problems with our proposed products, our products could be subject to restrictions or withdrawal from the market.

The manufacturing processes, post-approval clinical data and promotional activities of any product for which we obtain marketing approval will be subject to continual review and periodic inspections by the FDA and other regulatory bodies. Even if regulatory approval of our proposed products is granted in the United States, the approval may be subject to limitations on the indicated uses for which the product may be marketed or contain requirements for costly post-marketing testing and surveillance to monitor the safety or effectiveness of the product. Later discovery of previously unknown and unanticipated problems with our proposed products, including but not limited to unanticipated severity or frequency of adverse events, delays or problems with the manufacturer or manufacturing processes, or failure to comply with regulatory requirements, may result in restrictions on such products or manufacturing processes, withdrawal of the products from the market, voluntary or mandatory recall, fines, suspension of regulatory approvals, product seizures, injunctions or the imposition of civil or criminal penalties.

Our products may in the future be subject to recalls or market withdrawals that could harm our business, results of operations and financial condition.

Manufacturers may, on their own initiative, initiate actions, including a non-reportable market withdrawal or a reportable product recall, for the purpose of correcting a material deficiency, improving device performance or other reasons. Additionally, the FDA and similar foreign governmental authorities have the authority to require the recall of commercialized devices in the event of material deficiencies or defects in the design, manufacture or labeling in the event that a product poses an unacceptable risk to health. In the case of the FDA, the authority to require a recall must be based on an FDA finding that there is a reasonable probability that the device would cause serious adverse health consequences or death. Manufacturers may, under their own initiative, conduct a device notification to inform surgeons of changes to instructions for use or of a deficiency, or of a suspected deficiency, found in a device. A government-mandated recall or voluntary recall by us or one of our distributors could occur as a result of component failures, manufacturing errors, design or labeling defects or other issues. Recalls, which include certain notifications and corrections as well as removals, of any of our devices, could divert managerial and financial resources and could have an adverse effect on our financial condition, harm our reputation with customers and reduce our ability to achieve expected revenues.

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Further, under the FDA’s Medical Device Reporting regulations, we are required to report to the FDA any incident in which our product may have caused or contributed to a death or serious injury or in which our product malfunctioned and, if the malfunction were to recur, would likely cause or contribute to death or serious injury. Any adverse event involving our products could result in future voluntary corrective actions, such as product actions or customer notifications, or regulatory authority actions, such as inspection, mandatory recall or other enforcement action. Repeated product malfunctions may result in a voluntary or involuntary product recall, which could divert managerial and financial resources, impair our ability to manufacture our products in a cost-effective and timely manner and have an adverse effect on our reputation, financial condition and operating results.

Moreover, depending on the corrective action we take to redress a product’s deficiencies or defects, the FDA may require, or we may decide, that we will need to obtain new approvals or clearances for the device before we may market or distribute the corrected device. Seeking such approvals or clearances may delay our ability to replace the recalled devices in a timely manner. Moreover, if we do not adequately address problems associated with our devices, we may face additional regulatory enforcement action, including FDA warning letters, product seizure, injunctions, administrative penalties, withdrawals or clearances or approvals or civil or criminal fines. We may also be required to bear other costs or take other actions that may have a negative impact on our sales as well as face significant adverse publicity or regulatory consequences, which could harm our business, including our ability to market our products in the future.

We are required to report certain malfunctions, deaths and serious injuries associated with our products, which can result in voluntary corrective actions or agency enforcement actions.

Under FDA medical device reporting, or MDR, regulations, medical device manufacturers are required to submit information to FDA when they become aware of information that reasonably suggests a device may have caused or contributed to a death or serious injury or has malfunctioned, and, upon recurrence, the malfunction would likely cause or contribute to death or serious injury. If we determine that an MDR report is not required to be submitted for an event, and FDA disagrees with that determination, it could take enforcement action against us for failing to report the event. All manufacturers marketing medical devices in the EEA are legally bound to report incidents involving devices they produce or sell to the regulatory agency, or competent authority, in whose jurisdiction the incident occurred. Under the EU Medical Devices Directive (Directive 93/42/EEC), an incident is defined as any malfunction or deterioration in the characteristics and/or performance of a device, as well as any inadequacy in the labeling or the instructions for use which, directly or indirectly, might lead to or might have led to the death of a patient, or user or of other persons or to a serious deterioration in their state of health.

Malfunction or misuse of our products could result in future voluntary corrective actions, such as recalls, including corrections (e.g., customer notifications), or agency action, such as inspection or enforcement actions. If malfunctions or misuse do occur, we may be unable to correct the malfunctions adequately or prevent further malfunctions or misuse, in which case we may need to cease manufacture and distribution of the affected products, initiate voluntary recalls, and redesign the products or the instructions for use for those products. Regulatory authorities may also take actions against us, such as ordering recalls, imposing fines, or seizing the affected products. Any corrective action, whether voluntary or involuntary, will require the dedication of our time and capital, may distract management from operating our business, and may harm our business, results of operations and financial condition.

The potential misuse or off-label promotion of our future products may harm our reputation in the workplace, result in injuries that lead to product liability litigation or result in costly investigations and sanctions by regulatory bodies.

If and when our products are cleared by the FDA and CE Marked in the EEA for specific indications, we may only promote or market our products for their specifically cleared or approved indications. We will train our marketing and sales force against promoting our future products for uses outside of the cleared or approved indications for use, known as “off-label uses.”

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If the FDA determines that our promotional materials or training constitute promotion of unsupported claims or an off-label use, it could request that we modify our training or promotional materials or subject us to regulatory or enforcement actions, including the issuance or imposition of an untitled letter, which is used for violators that do not necessitate a warning letter, injunction, seizure, civil fine or criminal penalties. It is also possible that other federal, state or foreign enforcement authorities might take action if they consider our business activities to constitute promotion of an off-label use, which could result in significant penalties, including, but not limited to, criminal, civil and administrative penalties, damages, fines, disgorgement, exclusion from participation in government healthcare programs and the curtailment of our operations. Any of these events could significantly harm our business, results of operations and financial condition.

Further, the contemplated advertising and promotion of our products will be subject to EEA Member States laws implementing Directive 93/42/EEC concerning Medical Devices, or the EU Medical Devices Directive, Directive 2006/114/EC concerning misleading and comparative advertising, and Directive 2005/29/EC on unfair commercial practices, as well as other EEA Member State legislation governing the advertising and promotion of medical devices. EEA Member State legislation may also restrict or impose limitations on our ability to advertise our products directly to the general public. In addition, voluntary EU and national Codes of Conduct provide guidelines on the advertising and promotion of our products to the general public and may impose limitations on our promotional activities with healthcare professionals harming our business, results of operations and financial condition.

We are subject to federal, state and foreign healthcare laws and regulations, and a finding of failure to comply with such laws and regulations could have a material adverse effect on our business.

Our operations are, and will continue to be, directly and indirectly affected by various federal, state or foreign healthcare laws, including, but not limited to, those described below. These laws include:

●	the federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual for, or the purchase, order or recommendation of, any good or service for which payment may be made under federal healthcare programs, such as the Medicare and Medicaid programs. A person or entity does not need to have actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it to have committed a violation. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act. Violations of the federal Anti-kickback Statute may result in substantial civil or criminal penalties, including criminal fines of up to $25,000, imprisonment of up to five years, civil penalties under the Civil Monetary Penalties Law of up to $50,000 for each violation, plus three times the remuneration involved, civil penalties under the federal False Claims Act of up to $11,000 for each claim submitted, plus three times the amounts paid for such claims and exclusion from participation in the Medicare and Medicaid programs;

●	the federal False Claims Act, which prohibits, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid or other federal third-party payors that are false or fraudulent. Suits filed under the False Claims Act, known as “qui tam” actions, can be brought by any individual on behalf of the government and such individuals, commonly known as “whistleblowers,” may share in any amounts paid by the entity to the government in fines or settlement. When an entity is determined to have violated the False Claims Act, the government may impose penalties of not less than $5,500 and not more than $11,000, plus three times the amount of the damages that the government sustains due to the submission of a false claim and exclude the entity from participation in Medicare, Medicaid and other federal healthcare programs;

●	the federal Civil Monetary Penalties Law, which prohibits, among other things, offering or transferring remuneration to a federal healthcare beneficiary that a person knows or should know is likely to influence the beneficiary’s decision to order or receive items or services reimbursable by the government from a particular provider or supplier;

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●	HIPAA, as amended by the HITECH Act, and their respective implementing regulations, which governs the conduct of certain electronic healthcare transactions and protects the security and privacy of protected health information. Failure to comply with the HIPAA privacy and security standards can result in civil monetary penalties up to $50,000 per violation, not to exceed $1.5 million per calendar year for non-compliance of an identical provision, and, in certain circumstances, criminal penalties with fines up to $250,000 per violation and/or imprisonment. State attorneys general can bring a civil action to enjoin a HIPAA violation or to obtain statutory damages up to $25,000 per violation on behalf of residents of his or her state. HIPAA also imposes criminal penalties for fraud against any healthcare benefit program and for obtaining money or property from a healthcare benefit program through false pretenses and provides for broad prosecutorial subpoena authority and authorizes certain property forfeiture upon conviction of a federal healthcare offense. Significantly, the HIPAA provisions apply not only to federal programs, but also to private health benefit programs. HIPAA also broadened the authority of the U.S. Office of Inspector General of the U.S. Department of Health and Human Services to exclude participants from federal healthcare programs;

●	the federal physician sunshine requirements under the PPACA, which requires certain manufacturers of drugs, devices, biologics and medical supplies to report annually to the U.S. Department of Health and Human Services information related to payments and other transfers of value to physicians, which is defined broadly to include other healthcare providers and teaching hospitals and ownership and investment interests held by physicians and their immediate family members. Manufacturers are required to submit reports to CMS by the 90th day of each calendar year. Failure to submit the required information may result in civil monetary penalties up to an aggregate of $150,000 per year (and up to an aggregate of $1 million per year for “knowing failures”) for all payments, transfers of value or ownership or investment interests not reported in an annual submission, and may result in liability under other federal laws or regulations; and

●	analogous state and foreign law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third- party payor, including commercial insurers; state laws that require device companies to comply with the industry’s voluntary compliance guidelines and the applicable compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws that require device manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts. Any failure by us to ensure that our employees and agents comply with applicable state and foreign laws and regulations could result in substantial penalties or restrictions on our ability to conduct business in those jurisdictions, and our results of operations and financial condition could be materially and adversely affected.

The risk of our being found in violation of these laws is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available under such laws, it is possible that some of our business activities, including our relationships with surgeons and other healthcare providers, some of whom recommend, purchase and/or prescribe our devices, and our distributors, could be subject to challenge under one or more of such laws. For additional discussion of the healthcare laws and regulations applicable to us, see “Business — Government Regulation — Federal, State, and Foreign Fraud and Abuse, Data Privacy and Security and Physician Payment Transparency Laws.”

If our operations are found to be in violation of any of the laws described above or any other governmental regulations that apply to us now or in the future, we may be subject to penalties, including civil and criminal penalties, damages, fines, disgorgement, exclusion from governmental health care programs and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our financial results. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business.

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Legislative or regulatory healthcare reform measures may have a material adverse effect on business, results of operations and financial condition.

FDA regulations and guidance are often revised or reinterpreted by FDA and such actions may significantly affect our business and our products. Any new regulations or revisions or reinterpretations of existing regulations may impose additional costs or lengthen review times for our product candidates. Delays in receipt of, or failure to receive, regulatory approvals for our product candidates would have a material adverse effect on our business, results of operations and financial condition.

In March 2010, the PPACA was signed into law, which includes a deductible 2.3% excise tax on any entity that manufactures or imports medical devices offered for sale in the United States, with limited exceptions, effective January 1, 2013. This excise tax is resulting in a significant increase in the tax burden on our industry, and if any efforts we undertake to offset the excise tax are unsuccessful as we begin to sell the product in the United States, the increased tax burden could have an adverse effect on our results of operations and cash flows. Other elements of the PPACA, including comparative effectiveness research, an independent payment advisory board and payment system reforms, including shared savings pilots and other provisions, may significantly affect the payment for, and the availability of, healthcare services and result in fundamental changes to federal healthcare reimbursement programs, any of which may materially affect numerous aspects of our business, results of operations and financial condition.

In addition, other legislative changes have been proposed and adopted in the United States since the PPACA was enacted. On August 2, 2011, the Budget Control Act of 2011 created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers up to 2% per fiscal year, which went into effect on April 1, 2013, and will remain in effect through 2024 unless additional Congressional action is taken. On January 2, 2013, the American Taxpayer Relief Act of 2012, or the ATRA, was signed into law which further reduced Medicare payments to certain providers, including hospitals.

We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our products and services or additional pricing pressures.

We could be negatively impacted by violations of global anti-bribery laws, including the FCPA.

Certain anti-bribery laws, including the FCPA or the UK Bribery Act of 2010, prohibit covered entities from offering, promising, authorizing or giving anything of value, directly or indirectly, to foreign officials or other commercial parties with the intent to influence the recipient’s act or decision, to induce action or inaction in violation of lawful duty or for the purpose of improperly obtaining or retaining business or other advantages. In addition, the FCPA imposes recordkeeping and internal controls requirements on publicly traded corporations and their foreign affiliates. As we expect to generate substantial revenue from countries outside the United States, we are subject to the risk that we, our employees, or any third parties such as sales agents and distributors acting our behalf in foreign countries may take action determined to be in violation of applicable anti-corruption laws, including the FCPA. Any violations of these laws, or even allegations of such violations, can lead to an investigation, which could disrupt our operations, involve significant management distraction, lead to significant costs and expenses, including legal fees, and could result in a material adverse effect on our business, prospects, financial condition or operations. We could also suffer severe penalties, including criminal and civil penalties, disgorgement and other costly remedial measures.

Although we have implemented a program designed to ensure our employees and distributors comply with the FCPA and other anti-bribery laws, this program may not prevent all potential violations of the FCPA and other anti-corruption laws. Similarly, our books and records and internal control policies and procedures do not guarantee that we will, in all instances, comply with the accounting provisions of the FCPA.

Our relationships with physician consultants, owners and investors could be subject to additional scrutiny from regulatory enforcement authorities and could subject us to possible administrative, civil or criminal sanctions.

Federal and state laws and regulations impose restrictions on our relationships with physicians who are consultants, owners and investors. We have entered into, and intend to enter into, consulting agreements, license agreements and other agreements with physicians in which we provided stock options or cash or both as compensation. We have other written and oral arrangements with physicians, including for research and development grants and for other purposes as well.

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We could be adversely affected if regulatory agencies were to interpret our financial relationships with these physicians, who may be in a position to influence the ordering of and use of our products for which governmental reimbursement may be available, as being in violation of applicable laws. If our relationships with physicians are found to be in violation of the laws and regulations that apply to us, we may be required to restructure the arrangements and could be subject to administrative, civil and criminal penalties, including exclusion from participation in government healthcare programs, imprisonment, and the curtailment or restructuring of our operations, any of which could negatively impact our ability to operate our business and our results of operations.

Our business involves the use of hazardous materials and we and our third-party manufacturers must comply with environmental laws and regulations, which may be expensive and restrict how we do business.

Our third-party manufacturers’ activities and our own activities involve the controlled storage, use and disposal of hazardous materials. We and our manufacturers are subject to federal, state, local and foreign laws and regulations governing the use, generation, manufacture, storage, handling and disposal of these hazardous materials. We currently carry no insurance specifically covering environmental claims relating to the use of hazardous materials, but we do reserve funds to address these claims at both the federal and state levels. Although we believe that our safety procedures for handling and disposing of these materials and waste products comply with the standards prescribed by these laws and regulations, we cannot eliminate the risk of accidental injury or contamination from the use, storage, handling or disposal of hazardous materials. In the event of an accident, state or federal or other applicable authorities may curtail our use of these materials and interrupt our business operations. In addition, if an accident or environmental discharge occurs, or if we discover contamination caused by prior operations, including by prior owners and operators of properties we acquire, we could be liable for cleanup obligations, damages and fines. If such unexpected costs are substantial, this could significantly harm our financial condition and results of operations.

New regulations related to “conflict minerals” may force us to incur additional expenses, may make our supply chain more complex and may result in damage to our reputation with customers.

The Dodd-Frank Act required the SEC to establish new disclosure and reporting requirements for those companies that use certain minerals and metals mined in the Democratic Republic of Congo and adjoining countries, known as conflict minerals, in their products whether or not these products or the components containing such conflict minerals are manufactured by third parties. The new rule may affect sourcing at competitive prices and availability in sufficient quantities of certain minerals used in the manufacture of our products. The number of suppliers who provide conflict-free minerals may be limited. In addition, there may be material costs associated with complying with the disclosure requirements, such as costs related to determining the source of certain minerals used in our products, as well as costs of possible changes to products, processes or sources of supply as a consequence of such verification activities. Since our supply chain is complex, we may not be able to verify the origins for these minerals used in our products sufficiently through the due diligence procedures that we implement, which may prevent us from certifying our products as conflict-free, harming our reputation. In addition, we may encounter challenges to satisfy those customers who require that all of the components of our products be certified as conflict-free, which could place us at a competitive disadvantage if we are unable to do so.

Even if we are able to commercialize any product candidates, the products may become subject to unfavorable pricing regulations, third party reimbursement practices or healthcare reform initiatives, which would harm our business.

The regulations that govern marketing approvals, pricing, coverage and reimbursement for new medical products vary widely from country to country. Current and future legislation may significantly change the approval requirements in ways that could involve additional costs and cause delays in obtaining approvals.

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Our ability to commercialize any product candidate also will depend in part on the extent to which coverage and adequate reimbursement for our product candidate will be available from government health administration authorities, private health insurers and other organizations. Government authorities and third party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and third party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. Increasingly, third party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. Coverage and reimbursement may not be available for any product that we commercialize and, even if these are available, the level of reimbursement may not be satisfactory. Reimbursement may affect the demand for, or the price of, any product candidate for which we obtain marketing approval. Obtaining and maintaining adequate reimbursement for our products may be difficult. We may be required to conduct expensive pharmacoeconomic studies to justify coverage and reimbursement or the level of reimbursement relative to other therapies. If coverage and adequate reimbursement are not available or reimbursement is available only to limited levels, we may not be able to commercialize any product candidate for which we obtain marketing approval.

In addition, there may be significant delays in obtaining reimbursement for newly approved drugs, and coverage may be more limited than the purposes for which the drug is approved by the FDA. Moreover, eligibility for reimbursement does not imply that a drug will be paid for in all cases or at a rate that covers our costs, including research, development, manufacture, sale and distribution. Interim reimbursement levels for new drugs, if applicable, may also not be sufficient to cover our costs and may not be made permanent. Reimbursement rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost drugs and may be incorporated into existing payments for other services. Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors. Third party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement policies. Our inability to promptly obtain coverage and adequate reimbursement rates from both government-funded and private payors for any approved products that we develop could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize products and our overall financial condition.

Consolidation in the healthcare industry could lead to demands for price concessions or to the exclusion of some suppliers such as us from certain markets, which could have an adverse effect on our business, results of operations or financial condition.

Because healthcare costs have risen significantly over the past decade, numerous initiatives and reforms initiated by legislators, regulators and third-party payors to curb these costs have resulted in a consolidation trend in the healthcare industry to aggregate purchasing power. As the healthcare industry consolidates, competition to provide products and services to industry participants has become and will continue to become more intense. This in turn has resulted and will likely continue to result in greater pricing pressures and the exclusion of certain suppliers, including us, from important market segments as GPOs, independent delivery networks and large single accounts continue to use their market power to consolidate purchasing decisions for hospitals. We expect that market demand, government regulation, third-party coverage and reimbursement policies and societal pressures will continue to change the worldwide healthcare industry, resulting in further business consolidations and alliances among our customers, which may reduce competition, exert further downward pressure on the prices of our products and may adversely impact our business, results of operations or financial condition.

If coverage and reimbursement from third-party payors for procedures using our products significantly decline, surgeons, hospitals and other healthcare providers may be reluctant to use our products and our sales may decline.

In the United States, healthcare providers who purchase our products generally rely on third-party payors, principally Medicare, Medicaid and private health insurance plans, to pay for all or a portion of the cost of our products in the procedures in which they are employed. Because there is often no separate reimbursement for instruments and supplies used in surgical procedures, the additional cost associated with the use of our products can impact the profit margin of the hospital or surgery center where the surgery is performed. Some of our target customers may be unwilling to adopt our products in light of the additional associated cost. Further, any decline in the amount payors are willing to reimburse our customers for the procedures using our products may make it difficult for existing customers to continue using, or adopt, our products and could create additional pricing pressure for us. We may be unable to sell our products on a profitable basis if third-party payors deny coverage or reduce their current levels of reimbursement.

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To contain costs of new technologies, governmental healthcare programs and third-party payors are increasingly scrutinizing new and even existing treatments by requiring extensive evidence of favorable clinical outcomes. Surgeons, hospitals and other healthcare providers may not purchase our devices if they do not receive satisfactory reimbursement from these third-party payors for the cost of the procedures using our devices.

In addition to uncertainties surrounding coverage policies, there are periodic changes to reimbursement. Third-party payors regularly update reimbursement amounts and also from time to time revise the methodologies used to determine reimbursement amounts. This includes annual updates to payments to physicians, hospitals and ambulatory surgery centers for procedures during which our products are used. Because the cost of our products generally will be recovered by the healthcare provider as part of the payment for performing a procedure and not separately reimbursed, these updates could directly impact the demand for our products. An example of payment updates is the Medicare program’s updates to hospital and physician payments, which are done on an annual basis using a prescribed statutory formula. With respect to physician payments, in the past, when the application of the formula resulted in lower payment, Congress has passed interim legislation to prevent the reductions. In April 2015, however, the Medicare Access and CHIP Reauthorization Act of 2015, or MACRA, was signed into law, which repealed and replaced the statutory formula for Medicare payment adjustments to physicians. MACRA provides a permanent end to the annual interim legislative updates that had previously been necessary to delay or prevent significant reductions to payments under the Medicare Physician Fee Schedule. MACRA extended existing payment rates through June 30, 2015, with a 0.5% update for July 1, 2015 through December 31, 2015, and for each calendar year through 2019, after which there will be a 0% annual update each year through 2025. In addition, MACRA requires the establishment of the Merit-Based Incentive Payment System, beginning in 2019, under which physicians may receive performance-based payment incentives or payment reductions based on their performance with respect to clinical quality, resource use, clinical improvement activities and meaningful use of electronic health records. MACRA also requires Centers for Medicare & Medicaid Services, or CMS, beginning in 2019, to provide incentive payments for physicians and other eligible professionals that participate in alternative payment models, such as accountable care organizations, that emphasize quality and value over the traditional volume-based fee-for-service model. It is unclear what impact, if any, MACRA will have on our business and operating results, but any resulting decrease in payment may result in reduced demand for our products.

Moreover, some healthcare providers in the United States have adopted or are considering a managed care system in which the providers contract to provide comprehensive healthcare for a fixed cost per person. Healthcare providers may attempt to control costs by authorizing fewer surgical procedures or by requiring the use of the least expensive devices available. Additionally, as a result of reform of the U.S. healthcare system, changes in reimbursement policies or healthcare cost containment initiatives may limit or restrict coverage and reimbursement for our products and cause our revenue to decline.

Outside of the United States, reimbursement systems vary significantly by country. Many foreign markets have government-managed healthcare systems that govern reimbursement for laparoscopic procedures. Additionally, some foreign reimbursement systems provide for limited payments in a given period and therefore result in extended payment periods. If adequate levels of reimbursement from third-party payors outside of the United States are not obtained, international sales of our devices may decline. For additional discussion of coverage and reimbursement, see “Business — Coverage and Reimbursement.”

We are currently, and in the future our contract manufacturers may be, subject to various governmental regulations related to the manufacturing of our product candidates, and we may incur significant expenses to comply with, experience delays in our product commercialization as a result of, and be subject to material sanctions if we or our contract manufacturers violate these regulations.

Our manufacturing processes and facility are required to comply with the FDA’s Quality System Regulation, or the QSR, which covers the procedures and documentation of the design, testing, production, control, quality assurance, labeling, packaging, sterilization, storage, and shipping of our devices. Although we believe we are compliant with the QSRs, the FDA enforces the QSR through periodic announced or unannounced inspections of manufacturing facilities. We have been, and anticipate in the future being, subject to such inspections, as well as to inspections by other federal and state regulatory agencies. We are required to register our manufacturing facility with the FDA and list all devices that are manufactured. We also operate an International Organization for Standards, or ISO, 13485 certified facility and annual audits are required to maintain that certification. The suppliers of our components are also required to comply with the QSR and are subject to inspections. We have limited ability to ensure that any such third-party manufacturers will take the necessary steps to comply with applicable regulations, which could cause delays in the delivery of our products. Failure to comply with applicable FDA requirements, or later discovery of previously unknown problems with our products or manufacturing processes, including our failure or the failure of one of our third-party manufacturers to take satisfactory corrective action in response to an adverse QSR inspection, can result in, among other things:

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●	administrative or judicially-imposed sanctions;
●	injunctions or the imposition of civil penalties;
●	recall or seizure of our products;
●	total or partial suspension of production or distribution;
●	the FDA’s refusal to grant future clearance or pre-market approval for our products;
●	withdrawal or suspension of marketing clearances or approvals;
●	clinical holds;
●	warning letters;
●	refusal to permit the import or export of our products; and
●	criminal prosecution of us or our employees.

Any of these actions, in combination or alone, could prevent us from marketing, distributing, or selling our products and would likely harm our business. In addition, a product defect or regulatory violation could lead to a government-mandated or voluntary recall by us. Regulatory agencies in other countries have similar authority to recall devices because of material deficiencies or defects in design or manufacture that could endanger health. Any recall would divert management attention and financial resources, could expose us to product liability or other claims, including contractual claims from parties to whom we sold products and harm our reputation with customers. A recall involving any of our products would be particularly harmful to our business and financial results and, even if we remedied a particular problem, would have a lasting negative effect on our reputation and demand for our products.

Risks Related to Our Intellectual Property

If we are unable to adequately protect our proprietary technology or maintain issued patents that are sufficient to protect our products, others could compete against us more directly, which could harm our business, financial condition and results of operations.

Our commercial success will depend in part on our success in obtaining and maintaining issued patents and other intellectual property rights in the United States and elsewhere and protecting our proprietary technology. If we do not adequately protect our intellectual property and proprietary technology, competitors may be able to use our technologies and erode or negate any competitive advantage we may have, which could harm our business and ability to achieve profitability.

We have filed and are actively pursuing patent applications for our product candidates and manufacturing processes. As of February 2, 2017, the critical design components and function relationships for our bioprosthetic heart valve are protected by US patent 7,815,677 issued on October 19, 2010, and we owned 2 issued U.S. patents, zero issued foreign patents, 2 pending U.S. patent applications and zero pending foreign patent applications. Assuming all required fees are paid, individual patents or applications owned by us will expire between July 20, 2027 and November 20, 2029.

Our patents may not have, or our pending patent applications that mature into issued patents may not include, claims with a scope sufficient to protect our products, any additional features we develop for our current products or any new products. Other parties may have developed technologies that may be related or competitive to our products, may have filed or may file patent applications and may have received or may receive patents that overlap or conflict with our patent applications, either by claiming the same methods or devices or by claiming subject matter that could dominate our patent position. The patent positions of medical device companies, including our patent position, may involve complex legal and factual questions, and, therefore, the scope, validity and enforceability of any patent claims that we may obtain cannot be predicted with certainty. Patents, if issued, may be challenged, deemed unenforceable, invalidated or circumvented. Proceedings challenging our patents could result in either loss of the patent or denial of the patent application or loss or reduction in the scope of one or more of the claims of the patent or patent application. In addition, such proceedings may be costly. Thus, any patents that we may own may not provide any protection against competitors. Furthermore, an adverse decision in an interference proceeding can result in a third party receiving the patent right sought by us, which in turn could affect our ability to commercialize our implant systems.

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Furthermore, though an issued patent is presumed valid and enforceable, its issuance is not conclusive as to its validity or its enforceability and it may not provide us with adequate proprietary protection or competitive advantages against competitors with similar products. Competitors may also be able to design around our patents. Other parties may develop and obtain patent protection for more effective technologies, designs or methods. We may not be able to prevent the unauthorized disclosure or use of our technical knowledge or trade secrets by consultants, suppliers, vendors, former employees and current employees. The laws of some foreign countries do not protect our proprietary rights to the same extent as the laws of the United States, and we may encounter significant problems in protecting our proprietary rights in these countries. If any of these developments were to occur, they each could have a negative impact on our business and competitive position.

Our ability to enforce our patent rights depends on our ability to detect infringement. It may be difficult to detect infringers who do not advertise the components that are used in their products. Moreover, it may be difficult or impossible to obtain evidence of infringement in a competitor’s or potential competitor’s product. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded if we were to prevail may not be commercially meaningful.

In addition, proceedings to enforce or defend our patents could put our patents at risk of being invalidated, held unenforceable or interpreted narrowly. Such proceedings could also provoke third parties to assert claims against us, including that some or all of the claims in one or more of our patents are invalid or otherwise unenforceable. If any of our patents covering our products are invalidated or found unenforceable, our financial position and results of operations could be negatively impacted. In addition, if a court found that valid, enforceable patents held by third parties covered one or more of our products, our financial position and results of operations could be harmed.

We rely upon unpatented trade secrets, unpatented know-how and continuing technological innovation to develop and maintain our competitive position, which we seek to protect, in part, by confidentiality agreements with our employees and our collaborators and consultants. We also have agreements with our employees and selected consultants that obligate them to assign their inventions to us and have non-compete agreements with some, but not all, of our consultants. It is possible that technology relevant to our business will be independently developed by a person that is not a party to such an agreement. Furthermore, if the employees and consultants who are parties to these agreements breach or violate the terms of these agreements, we may not have adequate remedies for any such breach or violation, and we could lose our trade secrets through such breaches or violations. Further, our trade secrets could otherwise become known or be independently discovered by our competitors.

Third parties may assert that our employees or consultants have wrongfully used or disclosed confidential information or misappropriated trade secrets.

We employ individuals who previously worked with other companies, including our competitors or potential competitors. Although we try to ensure that our employees and consultants do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of a former employer or other third party. Litigation may be necessary to defend against these claims. If we fail in defending any such claims or settling those claims, in addition to paying monetary damages or a settlement payment, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and/or be a distraction to management and other employees.

We may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights and we may be unable to protect our rights to, or use, our technology.

The medical device industry is characterized by frequent and extensive litigation regarding patents and other intellectual property rights. Many medical device companies with substantially greater resources than us have employed intellectual property litigation as a way to gain a competitive advantage. We may become involved in litigation, interference proceedings, oppositions, reexamination, protest or other potentially adverse intellectual property proceedings as a result of alleged infringement by us of the rights of others or as a result of priority of invention disputes with third parties, either in the U.S. or abroad. We may also become a party to patent infringement claims and litigation or interference proceedings declared by the United States Patent and Trademark Office, or USPTO, to determine the priority of inventions. Third parties may also challenge the validity of any of our issued patents and we may initiate proceedings to enforce our patent rights and prevent others from infringing on our intellectual property rights. Any claims relating to the infringement of third-party proprietary rights or proprietary determinations, even if not meritorious, could result in costly litigation, lengthy governmental proceedings, diversion of our management’s attention and resources, or entrance into royalty or license agreements that are not advantageous to us. In any of these circumstances, we may need to spend significant amounts of money, time and effort defending our position. Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise the funds necessary to continue our operations.

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Our collaborations with outside scientists and consultants may be subject to restriction and change.

We work with chemists, biologists and other scientists at academic and other institutions, and consultants who assist us in our research, development, regulatory and commercial efforts, including the members of our scientific advisory board. These scientists and consultants have provided, and we expect that they will continue to provide, valuable advice on our programs. These scientists and consultants are not our employees, may have other commitments that would limit their future availability to us and typically will not enter into non-compete agreements with us. If a conflict of interest arises between their work for us and their work for another entity, we may lose their services. In addition, we will be unable to prevent them from establishing competing businesses or developing competing products. For example, if a key scientist acting as a principal investigator in any of our clinical trials identifies a potential product or compound that is more scientifically interesting to his or her professional interests, his or her availability to remain involved in our clinical trials could be restricted or eliminated.

We have entered into non-competition agreements with certain of our employees. These agreements prohibit our employees, if they cease working for us, from competing directly with us or working for our competitors for a limited period. However, under current law, we may be unable to enforce these agreements against certain of our employees and it may be difficult for us to restrict our competitors from gaining the expertise our former employees gained while working for us. If we cannot enforce our employees’ non-compete agreements, we may be unable to prevent our competitors from benefiting from the expertise of our former employees.

Recent changes in U.S. patent laws may limit our ability to obtain, defend and/or enforce our patents.

Recent patent reform legislation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents. The Leahy-Smith America Invents Act, or the Leahy-Smith Act, includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted and also affect patent litigation. The U.S. Patent and Trademark Office recently developed new regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, and in particular, the first to file provisions, which only became effective on March 16, 2013. The first to file provisions limit the rights of an inventor to patent an invention if not the first to file an application for patenting that invention, even if such invention was the first invention. Accordingly, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of our business.

However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the enforcement and defense of our issued patents. For example, the Leahy-Smith Act provides that an administrative tribunal known as the Patent Trial and Appeals Board, or PTAB, provides a venue for challenging the validity of patents at a cost that is much lower than district court litigation and on timelines that are much faster. Although it is not clear what, if any, long-term impact the PTAB proceedings will have on the operation of our business, the initial results of patent challenge proceedings before the PTAB since its inception in 2013 have resulted in the invalidation of many U.S. patent claims. The availability of the PTAB as a lower-cost, faster and potentially more potent tribunal for challenging patents could increase the likelihood that our own patents will be challenged, thereby increasing the uncertainties and costs of maintaining and enforcing them.

We may not be able to adequately protect our intellectual property rights throughout the world.

The laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States. Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. This could make it difficult for us to stop infringement of our foreign patents, if obtained, or the misappropriation of our other intellectual property rights. For example, some foreign countries have compulsory licensing laws under which a patent owner must grant licenses to third parties. In addition, some countries limit the enforceability of patents against third parties, including government agencies or government contractors. In these countries, patents may provide limited or no benefit. Patent protection must ultimately be sought on a country-by-country basis, which is an expensive and time-consuming process with uncertain outcomes. Accordingly, we may choose not to seek patent protection in certain countries, and we will not have the benefit of patent protection in such countries.

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Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business. Accordingly, our efforts to protect our intellectual property rights in such countries may be inadequate. In addition, changes in the law and legal decisions by courts in the United States and foreign countries may affect our ability to obtain adequate protection for our technology and the enforcement of our intellectual property.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

Our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented, declared generic or determined to be infringing on other marks or names. We may not be able to protect our rights in these trademarks and trade names, which we need in order to build name recognition with potential customers in our markets of interest. [In addition, third parties have registered trademarks similar and identical to our trademarks in foreign jurisdictions, and may in the future file for registration of such trademarks.] If they succeed in registering or developing common law rights in such trademarks, and if we were not successful in challenging such third-party rights, we may not be able to use these trademarks to market our products in those countries. In any case, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business, results of operations and financial condition may be adversely affected.

Risks Related to this Offering and Ownership of Our Common Stock

The market price of our common stock may be highly volatile, and you could lose all or part of your investment.

Prior to this offering, there was no public market for shares of our common stock. The offering price for the shares of our common stock sold in this offering will be determined by negotiation between the underwriters and us. This price may not reflect the market price of our common stock following this offering. As a result, the trading price of our common stock is likely to be volatile, which may prevent you from being able to sell your shares at or above the public offering price. Our stock price could be subject to wide fluctuations in response to a variety of factors, which include:

●	whether we achieve our anticipated corporate objectives;

●	actual or anticipated fluctuations in our financial condition and operating results;

●	changes in financial or operational estimates or projections;

●	the development status of our product candidates and when our products receive regulatory approval;

●	our execution of our sales and marketing, manufacturing and other aspects of our business plan;

●	performance of third parties on whom we rely to manufacture our products, product components and product candidates, including their ability to comply with regulatory requirements;

●	the results of our preclinical studies and clinical trials;

●	results of operations that vary from those of our competitors and the expectations of securities analysts and investors;

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●	changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

●	our announcement of significant contracts, acquisitions or capital commitments;

●	announcements by our competitors of competing products or other initiatives;

●	announcements by third parties of significant claims or proceedings against us;

●	regulatory and reimbursement developments in the United States and abroad;

●	future sales of our common stock;

●	product liability claims;

●	healthcare reform measures in the U.S.

●	additions or departures of key personnel; and

●	general economic or political conditions in the U.S. or elsewhere.

In addition, the stock market, in general, and the stock of medical device companies like ours, in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the issuer. Such road market and industry factors may negatively affect the market price of our common stock, regardless of our actual operating performance.

We may be subject to securities litigation, which is expensive and could divert our management’s attention.

The market price of our securities may be volatile, and in the past companies that have experienced volatility in the market price of their securities have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

We have broad discretion in the use of the net proceeds from this offering and may invest or spend the proceeds in ways with which you disagree or that may not yield a return.

While we set forth our anticipated use for the net proceeds from this offering in the section titled “Use of Proceeds”, our management will have broad discretion on how to use and spend any proceeds that we receive from this offering and may use the proceeds in ways that differ from the anticipated uses set forth in this prospectus. Investors in this offering will need to rely upon the judgment of our management with respect to the use of proceeds with only limited information concerning management’s specific intentions. It is possible that we may decide in the future not to use the proceeds of this offering in the manner described in this offering. Our management may spend a portion or all of the net proceeds from this offering in ways that holders of our common stock may not desire or that may not yield a significant return or any return at all. Investors will receive no notice or vote regarding any such change and may not agree with our decision on how to use such proceeds. If we fail to utilize the proceeds we receive from this offering effectively, our business and financial condition could be harmed and we may need to seek additional financing sooner than expected. Pending their use, we may also invest the net proceeds from this offering in a manner that does not produce income or that loses value.

There is no existing market for our common stock and we do not know if one will develop to provide you with adequate liquidity.

Prior to this offering, there has not been a public market for our common stock. Although we intend to apply to have our common stock listed on the Nasdaq Capital Market, an active trading market for our common stock may never develop or be sustained following this offering. You may not be able to sell your shares quickly or at the market price if trading in our common stock is not active. The initial public offering price for the shares will be determined by negotiations between us and the underwriters and may not be indicative of prices that will prevail in the trading market. You may not be able to sell your shares of our common stock at or above the price you paid in the offering. As a result, you could lose all or part of your investment. Further, an inactive market may also impair our ability to raise capital by selling shares of our common stock and may impair our ability to enter into strategic partnerships or acquire companies or products by using our shares of common stock as consideration.

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Our principal stockholders and management own a significant percentage of our capital stock and will be able to exert a controlling influence over our business affairs and matters submitted to stockholders for approval.

After this offering, it is anticipated that our officers and directors, together with holders of 5% or more of our outstanding common stock before this offering and their respective affiliates, will beneficially own or control              shares of our common stock, which in the aggregate will represent approximately              % of the outstanding shares of our common stock, or              % if the underwriters’ option to purchase additional shares is exercised in full. As a result, if some of these persons or entities act together, they will have the ability to exercise significant influence over matters submitted to our stockholders for approval, including the election and removal of directors, amendments to our certificate of incorporation and bylaws, the approval of any business combination and any other significant corporate transaction. These actions may be taken even if they are opposed by other stockholders. This concentration of ownership may also have the effect of delaying or preventing a change of control of our company or discouraging others from making tender offers for our shares, which could prevent our stockholders from receiving a premium for their shares. Some of these persons or entities who make up our principal stockholders may have interests different from yours. See “Principal Stockholders” below for more information regarding the ownership of our outstanding common stock by our principal stockholders.

Our failure to meet the continued listing requirements of Nasdaq could result in a de-listing of our common stock.

If, after listing, we fail to satisfy the continued listing requirements of Nasdaq, such as the corporate governance requirements or the minimum closing bid price requirement, Nasdaq may take steps to de-list our common stock. Such a de-listing would likely have a negative effect on the price of our common stock and would impair your ability to sell or purchase our common stock when you wish to do so. In the event of a de-listing, we would take actions to restore our compliance with Nasdaq’s listing requirements, but we can provide no assurance that any such action taken by us would allow our common stock to become listed again, stabilize the market price or improve the liquidity of our common stock, prevent our common stock from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with Nasdaq’s listing requirements.

If our shares become subject to the penny stock rules, it would become more difficult to trade our shares.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or authorized for quotation on certain automated quotation systems, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. If we do not obtain or retain a listing on Nasdaq and if the price of our common stock is less than $5.00, our common stock will be deemed a penny stock. The penny stock rules require a broker-dealer, before a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document containing specified information. In addition, the penny stock rules require that before effecting any transaction in a penny stock not otherwise exempt from those rules, a broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive (i) the purchaser’s written acknowledgment of the receipt of a risk disclosure statement; (ii) a written agreement to transactions involving penny stocks; and (iii) a signed and dated copy of a written suitability statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our common stock, and therefore stockholders may have difficulty selling their shares.

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Future sales of shares by existing stockholders could cause our stock price to decline.

If our existing stockholders sell, or indicate an intent to sell, substantial amounts of our common stock in the public market after the 180-day contractual lock-up and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline significantly and could decline below the initial public offering price. Based on 13,253,058 shares outstanding as of February 2, 2017 (after conversion of 1,005,700 shares of issued and outstanding Series A preferred stock), upon the completion of this offering, we will have outstanding              shares of common stock, assuming no exercise of outstanding options or warrants. Of these shares,              shares of common stock, plus any shares sold pursuant to the underwriters’ option to purchase additional shares, will be immediately freely tradable, without restriction, in the public market. If our existing stockholders sell substantial amounts of our common stock in the public market, or if the public perceives that such sales could occur, this could have an adverse impact on the market price of our common stock, even if there is no relationship between such sales and the performance of our business. We also intend to register all shares of common stock that we may issue under our equity compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements described in the “Underwriting” section of this prospectus.

After the lock-up agreements pertaining to this offering expire and based on shares outstanding after this offering, an additional              shares will be eligible for sale in the public market. In addition, upon issuance, the 3,300,000 shares subject to outstanding options under our stock option plans and the shares reserved for future issuance under our equity compensation plans will become eligible for sale in the public market in the future, subject to certain legal and contractual limitations. Moreover, 180 days after the completion of this offering, holders of approximately              shares of our common stock, including 933,903 shares issuable upon exercise of our outstanding warrants, will have the right to require us to register these shares under the Securities Act of 1933, as amended, or the Securities Act, pursuant to our              Agreement. If our existing stockholders sell substantial amounts of our common stock in the public market, or if the public perceives that such sales could occur, this could have an adverse impact on the market price of our common stock, even if there is no relationship between such sales and the performance of our business. We also intend to register all shares of common stock that we may issue under our equity compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements described in the “Underwriting” section of this prospectus.

If you purchase shares of common stock in this offering, you will suffer immediate dilution of your investment.

The public offering price of our common stock will be substantially higher than the net tangible book value per share of our common stock. Therefore, if you purchase shares of our common stock in this offering, you will pay a price per share that substantially exceeds our net tangible book value per share after this offering. To the extent shares subsequently are issued under outstanding stock options, you will incur further dilution. Based on an assumed initial public offering price of $          per share, which is the midpoint of the price range set forth on the cover page of this prospectus, you will experience immediate dilution of $          per share, representing the difference between our pro forma net tangible book value per share, after giving effect to this offering, and the assumed initial public offering price. In addition, purchasers of common stock in this offering will have contributed approximately             % of the aggregate price paid by all purchasers of our stock but will own only approximately             % of our common stock outstanding after this offering. For further information on this calculation, see the section entitled “Dilution.”

We are an “emerging growth company” and the reduced disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. We may remain an “emerging growth company” until as late as December 31, 2022 (the fiscal year-end following the fifth anniversary of the completion of our initial public offering), though we may cease to be an “emerging growth company ” earlier under certain circumstances, including (1) if the market value of our common stock that is held by nonaffiliates exceeds $700 million as of any June 30, in which case we would cease to be an “emerging growth company” as of the following December 31, or (2) if our gross revenue exceeds $1 billion in any fiscal year. “Emerging growth companies” may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Investors could find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

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In addition, Section 102 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. An “emerging growth company ” can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

We will incur significant costs as a result of operating as a public company and our management expects to devote substantial time to public company compliance programs.

As a public company, we will incur significant legal, accounting and other expenses due to our compliance with regulations and disclosure obligations applicable to us, including compliance with the Sarbanes-Oxley Act, as well as rules implemented by the Securities and Exchange Commission, or SEC, and Nasdaq. Stockholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact, in ways we cannot currently anticipate, the manner in which we operate our business. Our management and other personnel will devote a substantial amount of time to these compliance programs and monitoring of public company reporting obligations and as a result of the new corporate governance and executive compensation related rules, regulations and guidelines prompted by the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, and further regulations and disclosure obligations expected in the future, we will likely need to devote additional time and costs to comply with such compliance programs and rules. These rules and regulations will cause us to incur significant legal and financial compliance costs and will make some activities more time-consuming and costly.

To comply with the requirements of being a public company, we may need to undertake various actions, including implementing new internal controls and procedures and hiring new accounting or internal audit staff. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that information required to be disclosed in reports under the Securities Exchange Act of 1934, or the Exchange Act, is accumulated and communicated to our principal executive and financial officers. Our current controls and any new controls that we develop may become inadequate and weaknesses in our internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls when we become subject to this requirement could negatively impact the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we may be required to include in our periodic reports we will file with the SEC under Section 404 of the Sarbanes-Oxley Act, harm our operating results, cause us to fail to meet our reporting obligations or result in a restatement of our prior period financial statements. In the event that we are not able to demonstrate compliance with the Sarbanes-Oxley Act, that our internal control over financial reporting is perceived as inadequate or that we are unable to produce timely or accurate financial statements, investors may lose confidence in our operating results and the price of our common stock could decline. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on Nasdaq.

Our management team has limited experience managing a public company.

Most members of our management team have limited experience managing a publicly-traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition and operating results.

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Because we have elected to use the extended transition period for complying with new or revised accounting standards for an EGC our financial statements may not be comparable to companies that comply with public company effective dates.

We have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act. This election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates, and thus investors may have difficulty evaluating or comparing our business, performance or prospects in comparison to other public companies, which may have a negative impact on the value and liquidity of our common stock.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on us. If no securities or industry analysts commence coverage of us, the price for our common stock could be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our common stock or publish inaccurate or unfavorable research about our business, our stock price could decline. In addition, if our operating results fail to meet the forecast of analysts, our stock price could decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our common stock could decrease, which might cause our stock price and trading volume to decline.

Provisions of our charter documents or Delaware law could delay or prevent an acquisition of us, even if the acquisition would be beneficial to our stockholders, which could make it more difficult for you to change management.

Provisions in our amended and restated certificate of incorporation and our amended and restated bylaws that will become effective upon the consummation of this offering may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. In addition, these provisions may frustrate or prevent any attempt by our stockholders to replace or remove our current management by making it more difficult to replace or remove our board of directors. These provisions include:

●	a classified board of directors so that not all directors are elected at one time;

●	a prohibition on stockholder action through written consent;

●	no cumulative voting in the election of directors;

●	the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director;

●	a requirement that special meetings of stockholders be called only by the board of directors, the chairman of the board of directors, the chief executive officer or, in the absence of a chief executive officer, the president;

●	an advance notice requirement for stockholder proposals and nominations;

●	the authority of our board of directors to issue preferred stock with such terms as our board of directors may determine; and

●	a requirement of approval of not less than 66 2/3% of all outstanding shares of our capital stock entitled to vote to amend any bylaws by stockholder action, or to amend specific provisions of our amended and restated certificate of incorporation.

In addition, Delaware law prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person who, together with its affiliates, owns, or within the last three years has owned, 15% or more of our voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. Accordingly, Delaware law may discourage, delay or prevent a change in control of the company.

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Furthermore, our amended and restated certificate of incorporation will specify that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for most legal actions involving actions brought against us by stockholders. We believe this provision benefits us by providing increased consistency in the application of Delaware law by chancellors particularly experienced in resolving corporate disputes, efficient administration of cases on a more expedited schedule relative to other forums and protection against the burdens of multi-forum litigation. However, the provision may have the effect of discouraging lawsuits against our directors and officers.

Provisions in our charter documents and other provisions of Delaware law could limit the price that investors are willing to pay in the future for shares of our common stock.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty or other wrongdoing by any of our directors, officers, employees or agents to us or our stockholders, (3) any action asserting a claim arising pursuant to any provision of the Delaware General Corporate Law, or DGCL, or our amended and restated certificate of incorporation or amended and restated bylaws, (4) any action to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or amended and restated bylaws or (5) any action asserting a claim governed by the internal affairs doctrine. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could have a material adverse effect on our business, financial condition or results of operations.

We do not anticipate paying any cash dividends on our common stock in the foreseeable future and, as such, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

We have never declared or paid cash dividends on our common stock. We do not anticipate paying any cash dividends on our common stock in the foreseeable future. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business. In addition, and any future loan arrangements we enter into may contain, terms prohibiting or limiting the amount of dividends that may be declared or paid on our common stock. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

We will be a “controlled company” within the meaning of the Nasdaq on these exemptions in the future, you will not have the same protections afforded to stockholders of companies that are subject to such requirements.

Upon completion of this offering, Biodyne Holding, S.A. will continue to control a majority of the voting power of our company on account of its ownership of our common stock. As a result, we will be a “controlled company” within the meaning of the Nasdaq corporate governance requirements. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirements:

●	that a majority of the board of directors consists of independent directors;

●	that we have a nominating and corporate governance committee that is composed entirely of independent directors; and

●	that we have a compensation committee that is comprised entirely of independent directors.

We do not currently intend to utilize these exemptions. However, we may use these exemptions in the future, and as a result, we could choose not to have a majority of independent directors on our board of directors, or any of our board committees. If that were the case, you would not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq corporate governance requirements. In any case, these exemptions do not modify the independence requirements for our audit committee, and we intend to comply with the requirements of Rule 10A-3 of the Exchange Act and Nasdaq rules within the applicable time frame.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. The forward-looking statements are contained principally in the sections titled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” but are also contained elsewhere in this prospectus. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future, although not all forward-looking statements contain these words. These statements relate to future events or our future financial performance or condition and involve known and unknown risks, uncertainties and other factors that could cause our actual results, levels of activity, performance or achievement to differ materially from those expressed or implied by these forward-looking statements. These forward-looking statements include, but are not limited to, statements about:

●	failure to obtain FDA approval to commercially sell our products in a timely manner or at all;

●	whether customers in our target markets accept our products or proposed products;

●	the expected growth of our business and our operations, and the capital resources needed to progress our business plan;

●	failure to scale up of the manufacturing process of our products in a timely manner, or at all;

●	failure to manufacture our products at a competitive price;

●	our ability to retain and recruit key personnel, including the continued development of a sales and marketing infrastructure;

●	reliance on third party suppliers for certain components of our products;

●	reliance on third parties to commercialize and distribute our products in the United States and overseas;

●	changes in external competitive market factors;

●	uncertainties in generating sustained revenue or achieving profitability;

●	unanticipated working capital or other cash requirements;

●	changes in FDA regulations, including testing procedures, of medical devices and related promotional and marketing activities;

●	our estimates of our expenses, ongoing losses, future revenue, capital requirements and our needs for, or ability to obtain, additional financing;

●	our ability to obtain and maintain intellectual property protection for our products; and

●	changes in our business strategy or an inability to execute our strategy due to unanticipated changes in the medical device industry.

You should read this prospectus, including the section titled “Risk Factors,” and the documents that we reference elsewhere in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual results may differ materially from what we expect as expressed or implied by our forward-looking statements. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all.

These forward-looking statements represent our estimates and assumptions only as of the date of this prospectus regardless of the time of delivery of this prospectus or any sale of our common stock. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this prospectus. All subsequent forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to herein.

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[INDUSTRY AND MARKET DATA]

[______]1

1 NTD: Confirm whether any such data will be utilized.

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USE OF PROCEEDS

We estimate that the net proceeds to us from our issuance and sale of [______] shares of common stock in this offering will be approximately $[______] million (or $[______] million if the underwriters exercise their option to purchase additional shares of common stock in full), based upon an assumed initial public offering price of $[______] per share, which is the mid-point of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase or decrease in the assumed initial public offering price of $[______] per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, would increase or decrease, as applicable, the net proceeds to us from this offering by approximately $[______] million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. We may also increase or decrease the number of shares we are offering. Each increase or decrease of 1.0 million in the number of shares we are offering at the assumed initial public offering price of $[______] per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, would increase or decrease, as applicable, the net proceeds to us from this offering by approximately $[______] million, assuming the assumed initial public offering price remains the same.

We intend to use the net proceeds from this offering as follows:

●	approximately $ million to fund our research and development activities;

●	approximately $ million to fund the regulatory review process for each of our product candidates; and

●	the remainder for working capital and other general corporate purposes, including the additional costs associated with being a public company.

This expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the progress of our development, the status of and results from clinical trials, our sales, marketing and manufacturing efforts, any collaborations that we may enter into with third parties for our products and any unforeseen cash needs. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering.

We believe opportunities may exist from time to time to expand our current business through the acquisition or in-license of complementary product candidates. While we have no current agreements or commitments for any specific acquisitions or in-licenses at this time, we may use a portion of the net proceeds for these purposes.

Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments and U.S. government securities.

We believe that the net proceeds from this offering will be sufficient to enable us to fund our operating expenses and capital expenditure requirements through at least [______]. We have based this estimate on assumptions that may prove to be incorrect, and we could use our available capital resources sooner than we currently expect.

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DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We do not anticipate paying cash dividends on our common stock in the foreseeable future. We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business. Any future determination related to our dividend policy will be made at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements, contractual restrictions, business prospects, the requirements of current or then-existing debt instruments and other factors our board of directors may deem relevant.

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CAPITALIZATION

The following table sets forth our cash, cash equivalents and capitalization as of September 30, 2016:

●	on an actual basis;

●	on a pro forma basis to reflect (1) the automatic conversion of all outstanding shares of our preferred stock into shares of our common stock, which will occur immediately prior to the closing of this offering, and (2) the filing of our amended and restated certificate of incorporation upon the closing of this offering; and

●	on a pro forma as adjusted basis to give further effect to our issuance and sale of shares of common stock in this offering at an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma and pro forma as adjusted information below is illustrative only and our capitalization following the completion of this offering is subject to adjustment based on the initial public offering price of our common stock and other terms of this offering determined at pricing. You should read the following table in conjunction with “Use of Proceeds,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Capital Stock” and other financial information contained in this prospectus, including the consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of September 30, 2016
	Actual	Pro Forma	Pro Forma As Adjusted(1)
		(unaudited)
Cash and cash equivalents	$78,048	$	$

Total debt	$1,267,839	$	$
Stockholders’ (deficit) equity:
Series A preferred stock, par value $0.00001 per share; 1,300,000 shares authorized, issued or outstanding, actual; no shares authorized, no shares issued or outstanding, pro forma and pro forma as adjusted	3,648,743
Series B convertible preferred stock, par value $0.00001 per share; 2,000,000 shares authorized, issued or outstanding, actual; no shares authorized, no shares issued or outstanding, pro forma and pro forma as adjusted	—
Common stock, par value $0.00001 per share; 30,000,000 shares authorized, [_______] shares issued and outstanding, actual; 30,000,000 shares authorized, [_______] shares issued and outstanding, pro forma; [_______] shares authorized, [_______] shares issued and outstanding, pro forma as adjusted	122
Additional paid-in capital	23,142,533
Accumulated deficit	(26,188,096)

Total stockholders’ (deficit) equity	(3,045,441)

Total capitalization	$1,907,141	$	$

(1)	A $1.00 increase or decrease in the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, each of cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by approximately $ million, assuming the number of shares offered by us, as stated on the cover page of this prospectus, remains unchanged and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million in the number of shares we are offering would increase or decrease, as applicable, each of cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by $ million, assuming the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The number of shares of our common stock to be outstanding after this offering is based on 12,247,358 shares of common stock outstanding as of September 30, 2016, and excludes:

●	833,333 shares of common stock issuable upon the exercise of warrants outstanding as of September 30, 2016, at an exercise price of $6.00 per share; and

●	3,300,000 shares of our common stock reserved for future issuance under the 2016 Plan.

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DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering. Net tangible book value per share of common stock is determined by dividing our total tangible assets less total liabilities by the number of outstanding shares of our common stock.

Our historical net tangible book value (deficit) as of September 30, 2016 was approximately ($624,243,) or ($0.05) per share of common stock. Our pro forma net tangible book value (deficit) as of September 30, 2016 was [        ] or [        ] per share of common stock, after giving effect to the conversion of all our outstanding shares of Series A preferred stock into 935,700 shares of common stock upon the completion of this offering.

Pro forma as adjusted net tangible book value (deficit) is our pro forma net tangible book value, after giving further effect to (i) the sale of           shares of our common stock in this offering at an assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and (ii) the application of the net proceeds from this offering as described in the section of this prospectus entitled “Use of Proceeds.” This amount represents an immediate increase in pro forma net tangible book value (deficit) of $            per share to our existing stockholders, and an immediate dilution of $            per share to new investors participating in this offering.

On July 22, 2016 our board of Directors approved a 2.1144-for-l forward split of our issued and outstanding shares of common stock and, on August 30, 2016, we filed the stock split with the Delaware Secretary of State. All shares and per share amounts have been adjusted to reflect the 2.114-for-l forward split of our issued and outstanding shares, retroactively.

The following table illustrates this dilution on a per share basis to new investors:

Assumed initial public offering price per share		$
Historical net tangible book value (deficit) per share as of September 30, 2016	$(0.05)

Increase in pro forma net tangible book value (deficit) attributable to conversion of our Series A preferred stock
Pro forma net tangible book value (deficit) per share as of September 30, 2016, before giving effect to this offering

Increase in pro forma net tangible book value (deficit) per share attributable to new investors participating in this offering

Pro forma as adjusted net tangible book value (deficit) per share after this offering

Dilution in pro forma net tangible book value (deficit) per share to new investors participating in this offering		$

A $1.00 increase or decrease in the assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the pro forma as adjusted net tangible book value (deficit) per share after this offering by approximately $            per share and decrease or increase, as appropriate, the dilution in pro forma net tangible book value (deficit) per share to investors participating in this offering by approximately $            per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Similarly, a 1.0 million share increase or decrease in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase or decrease, as appropriate, the pro forma as adjusted net tangible book value (deficit) per share after this offering by approximately $            and decrease or increase, as appropriate, the dilution in pro forma net tangible book value (deficit) per share to investors participating in this offering by approximately $           , assuming the assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, remains the same, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma information discussed above is illustrative only and will change based on the actual initial public offering price, number of shares and other terms of this offering determined at pricing.

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If the underwriters exercise in full their option to purchase           additional shares of our common stock in this offering, the pro forma as adjusted net tangible book value will increase to $           per share, representing an immediate increase in pro forma net tangible book value to existing stockholders of $           per share and an immediate dilution of $           per share to new investors participating in this offering.

The following table sets forth, as of September 30, 2016, on the pro forma as adjusted basis described above, the differences between our existing stockholders and the purchasers of shares of common stock in this offering with respect to the number of shares of common stock purchased from us, the total consideration paid to us and the weighted average price paid per share paid to us, based on an assumed initial public offering price of           per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased			Total Consideration				Weighted Average Price
	Number	Percent		Amount		Percent		per Share
Existing stockholders	12,247,358		%		$23,142,655		%	$

New investors

Total		100%		$			%

If the underwriters exercise in full their option to purchase additional shares of our common stock in this offering, the number of shares held by existing stockholders will be reduced to       % of the total number of shares of common stock that will be outstanding upon completion of this offering, and the number of shares of common stock held by new investors participating in this offering will be further increased to       % of the total number of shares of common stock that will be outstanding upon completion of the offering.

A $1.00 increase or decrease in the assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as appropriate, the total consideration paid by new investors by $            million, assuming the number of shares we are offering, as set forth on the cover page of this prospectus, remains the same, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Similarly, each increase or decrease of 1.0 million shares in the number of shares offered by us would increase or decrease, as appropriate, the total consideration paid by new investors by $            million, assuming that the assumed initial price to the public remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We may choose to raise additional capital through the sale of equity or equity-linked securities due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that any options are issued under our equity incentive plan or we issue additional shares of common stock or equity-linked securities in the future, there will be further dilution to investors purchasing in this offering.

Except as otherwise indicated, the tables and calculations above are based on 12,247,358 shares of common stock outstanding as of September 30, 2016, and exclude:

●	833,333 shares of common stock issuable upon the exercise of warrants outstanding as of September 30, 2016, at an exercise price of $6.00 per share; and

●	3,300,000 shares of our common stock reserved for future issuance under the 2016 Plan.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with [“Selected Consolidated Financial Data”], [“Unaudited Pro Forma Consolidated Financial Information,”] and our consolidated financial statements and related notes included elsewhere in this prospectus. References in this Management’s Discussion and Analysis of Financial Condition and Results of Operations to “us,” “we,” “our,” and similar terms refer to Hancock Jaffe Laboratories, Inc., a Delaware corporation. This discussion and analysis and other parts of this prospectus contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. You should carefully read the “Risk Factors” section of this prospectus to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements. Please also see the section entitled “Cautionary Note Regarding Forward-Looking Statements” in this prospectus.

Overview

It is Hancock Jaffe Laboratories’ (“Hancock Jaffe” or the “Company”) mission to develop life-enhancing bioprosthetic devices and technologies for patients. To that end, we develop and sell biological tissue solutions to treat patients with coronary, vascular, end stage renal and peripheral arterial diseases in the United States and Europe. The Company was founded in 1987 and is headquartered in Irvine, California. Hancock Jaffe was incorporated in the State of Delaware on December 22, 1999.

Recent Developments

Asset Sale

 In March 2014, we entered into an exclusive supply and distribution agreement for ProCol® Vascular Bioprothesis with Cryolife, Inc. (the “Cryolife Supply Agreement”).

On March 18, 2016, the Cryolife Supply Agreement was terminated without recourse, and we entered into an asset purchase agreement (the “Asset Purchase Agreement”) with LeMaitre whereby we sold all of our vascular bioprostheses assets (primarily related to an unrecorded patent, other intellectual property and inventory) to LeMaitre Vascular, Inc. (“LeMaitre”) for consideration of $665,000 in cash (of which, $332,500 is payable immediately, $166,250 is payable on September 18, 2016 and $166,250 is payable upon the earlier of (a) confirmation by LeMaitre of the commercial sale of a vascular bioprosthestic (the “Product”) manufactured by LeMaitre at its plant and (b) March 18, 2017). In addition, we are now be entitled to a royalty equal to 10% of LeMaitre’s net sales, as defined, of the Product during the three-year period ending March 18, 2019. The royalty shall be paid quarterly in arrears and shall not exceed $2 million in any 12-month period or $5 million in the aggregate, during the three-year period.

Development and Manufacturing Agreement

On April 1, 2016, we entered into a development and manufacturing agreement with a related party in which we hold a 30% investment interest, and of which our Vice President is an officer (the “Related Party”), pursuant to which: (1) we paid $445,200 for the exclusive right to provide development and manufacturing services to the Related Party for a period of ten years, and (2) we have the right to purchase up to 484,358 shares of Common Stock of the Related Party at $8.66 per share for an aggregate purchase price of $4,194,540 through April 1, 2021. Through the date of this report, no shares were purchased pursuant to the Common Stock Purchase Agreement.

Employee Warrant

On May 5, 2016, we granted a warrant for the purchase of 833,333 shares of common stock to our Business Development Manager. The warrant is immediately vested, contains cashless exercise provisions and is exercisable for 7 years at an exercise price of $6.00, (subject to adjustment in the event of certain stock dividends and distributions, stock splits, reclassifications or similar events affecting our common stock). Further, upon certain issuances of common stock or common stock equivalents at a price per share less than the exercise price in effect at the time of issuance, the exercise price of the warrant shall be reduced to a price equal to the consideration per share that we received with respect to those issuances.

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Amendment to Certificate of Incorporation

On August 30, 2016, the Company adopted an amendment to the existing Certificate of Incorporation, in order to effectuate a 2.1144 for 1.00 forward stock split which had been approved by the Board of Directors on September 1, 2015

Board of Directors

The death of the Company’s president on June 19, 2016 and the resignation of a member of the Board of Directors on July 22, 2016 resulted in two vacancies on the Board of Directors. On July 22, 2016, the CMO was appointed to the Board of Directors and the number of authorized members of the Board of Directors was decreased from three to two.

Appointment of Interim President

On July 22, 2016, our Chief Financial Officer (the “CFO”) was appointed the as our Secretary and Interim President.

Exchange of Debt for Equity

On August 31, 2016, principal and interest of $1,200,000 and $34,816, respectively, owed to a majority (78%) common stock holder in connection with a note payable were exchanged for 246,963 shares of our common stock at a price of $5.00 per share.

Redeemable Convertible Series A Preferred Stock (“Series A Preferred Stock) and Placement Agent Warrants

Subsequent to September 30, 2016, the Company has issued 70,000 additional shares of Series A Preferred Stock at a purchase price of $5 per share to accredited investors pursuant to the terms of a Confidential Private Offering memorandum dated October 26, 2015. The gross proceeds from the additional shares were $350,000 and the Company incurred cash offering costs of placement agent fees of $53,898. In connection with the sales of the Series A Preferred Stock, the placement agent also received 5-year warrants for the purchase of an aggregate of 7,000 shares of the Company’s Series A Preferred Stock at an exercise price equal to the lesser of $5.00 per share or the price of securities issued in a future round of financing.

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Results of Operations

The following table represents selected items in our consolidated statements of operations for the nine months ended September 30, 2016 and 2015 and for the years ended December 31, 2015 and 2014, and, respectively:

	For The Nine Months Ended		For The Years Ended
	September 30,		December 31,
	2016	2015	2015	2014

Revenues:
Research and development services - related party	$-	$-	$-	$236,500
Product sales	412,400	-	-	-
Royalty income	68,653	-	-	-
	481,053	-	-	236,500
Cost of goods sold	598,295	-	-	132,315
Gross Profit (Loss)	(117,242)	-	-	104,185

Selling, general and administrative expenses	3,406,367	706,342	1,289,851	1,056,844
Loss from Operations	(3,523,609)	(706,342)	(1,289,851)	(952,659)

Other Expense (Income):
Equity loss in unconsolidated affiliate	487,900	-	-	-
Interest expense, net	50,471	47,843	88,524	65,493
Change in fair value of derivative liabilities	(13,976)	-	(177)	-
Total Other Expense	524,395	47,843	88,347	65,493
Loss from Continuing Operations	(4,048,004)	(754,185)	(1,378,198)	(1,018,152)
Discontinued Operations:
Loss from discontinued operations, net of tax	(298,286)	(291,881)	(225,815)	(379,841)
Gain on sale of discontinued operations, net of tax	2,499,054	-	-	-
Income (Loss) from Discontinued Operations, net of tax	2,200,768	(291,881)	(225,815)	(379,841)
Net Loss	(1,847,236)	(1,046,066)	(1,604,013)	(1,397,993)
Cumulative dividend to Series A preferred stockholders	(243,938)	-	(4,352)	-
Net Loss Attributable to Common Stockholders	$(2,091,174)	$(1,046,066)	$(1,608,365)	$(1,397,993)

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Comparison of the nine months ended September 30, 2016 and 2015

Our net loss for the nine months ended September 30, 2016, increased by $801,170 or 77%, to $1,847,236 as compared to $1,046,066 for the nine months ended September 30, 2015, primarily due to an increase in selling, general and administrative expenses as described below.

Revenues

For the nine months ended September 30, 2016 we generated $412,000 of revenues for product sales and $68,653 of royalty income pursuant to the asset purchase agreement with LeMaitre. Revenues earned during the nine months ended September 30, 2015 resulted from the sale of vascular bioprostheses pursuant to a distribution agreement that was terminated in 2016. Accordingly, these revenues are recorded in loss from discontinued operations.

Cost of goods sold

For the nine months ended September 30, 2016, cost of sales was $598,295 which consisted primarily of direct labor costs and supplies and material cost used in the manufacturing process of units sold. Cost of goods sold recognized during the nine months ended September 30, 2015 are included in loss from discontinued operations.

Selling, general and administrative expenses

For the nine months ended September 30, 2016, selling, general and administrative expenses increased by $2,700,025 or 382%, from $706,342 to $3,406,367, as compared to the nine months ended September 30, 2015. The increase is primarily due an increase in stock-based compensation expense of $1,143,000, related to an employee warrant granted in May 2016, an increase in professional fees of $1,084,000 incurred in connection with preparing the registration statement and the issuance of Series A preferred stock, and an increase of $230,000 in administrative salaries as a result of hiring our Chief Financial Officer and Chief Medical Officer during 2016.

Equity loss in unconsolidated affiliate

For the nine months ended September 30, 2016, we recorded an equity loss of $487,900, representing our allocable share of the operating losses of the Related Party up to the amount of our investment (inclusive of loans).

Interest expense

For the nine months ended September 30, 2016, interest expense increased by $2,628, or 5%, as compared to the nine months ended September 30, 2015 resulting from an increase in loans payable outstanding during the period.

Change in fair value of derivative liability

For the nine months ended September 30, 2016, we recorded a gain of $13,976 from the change in the fair value of the derivative liabilities related to warrants issued during December 2015. There were no warrants outstanding during the nine months ended September 30, 2015.

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Loss from continuing operations

Loss from continuing operations was $4,048,004 for the nine months ended September 30, 2016 compared to $754,185 for the nine months ended September 30, 2015, representing an increase of $3,293,819 or 437%. The increase was primarily attributable to an increase in selling, general and administrative expenses of $2,700,025 as well as equity losses of $487,900 and gross loss of $117,242 recognized during the nine months ended September 30, 2016, as described above.

Loss from discontinued operations, net of tax

For the nine months ended September 30, 2016, income from discontinued operations increased by $2,492,649 to $2,200,768 as compared to a loss from discontinued operations of $291,881 for the nine months ended September 30, 2015, primarily due to a gain on the sale of the discontinued operations of $2,499,054 which was partially offset by an increase of $6,405 in the loss from discontinued operations.

Comparison of the years ended December 31, 2015 and 2014

Overview

We reported net losses of $1,604,013 and $1,397,993 for the years ended December 31, 2015 and 2014, representing an increase in net loss of $206,020 or 15%, resulting primarily from increases in operating expenses, as discussed below.

Revenues

For the year ended December 31, 2014 we generated $236,500 of revenues for research and development services performed on behalf of the Related Party, pursuant to a Development and Manufacturing agreement which was effective on February 1, 2013, and was terminated on September 30, 2014. Revenues earned during the year ended December 31, 2015 resulted from the sale of vascular bioprostheses pursuant to a distribution agreement that was terminated in 2016. Accordingly, these revenues are recorded in loss from discontinued operations.

Cost of goods sold

For the year ended December 31, 2014, cost of sales of $132,315 consisted primarily of labors costs and the costs of materials used for research and development. Cost of goods sold recognized during the year ended December 31, 2015 are included in loss from discontinued operations.

Selling, general and administrative expenses

Selling, general and administrative expenses increased by $233,007, or 22%, from $1,056,844 the year ended December 31, 2014 to $1,289,851 for the year ended December 31, 2015. The increase is primarily due to increased professional fees of approximately $63,000 incurred in connection with preparing the registration statement and the issuance of Series A preferred stock, an increase in compensation expenses of approximately $46,000 resulting from executive salary increases, an increase of approximately $26,000 in travel expenses due several investor trips that did not occur in 2014, and an increase of approximately $15,000 in utility bills due to the increase price of water due to the droughts in California.

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Interest expense

We recognized interest expense of $88,524 and $65,493 during the years ended December 31, 2015 and 2014, respectively, representing an increased of $23,031, or 35%. The increase in interest expense is primarily due to increased notes payable balances.

Change in fair value of derivative liability

For the year ended December 31, 2015, we recorded a gain of $177 from the change in the fair value of the derivative liabilities related to warrants issued during 2015. There were no warrants outstanding during 2014.

Loss from continuing operations

Our loss from continuing operations for the year ended December 31, 2015, increased by $360,046, or 35%, to $1,378,198 as compared to $1,018,152 for the year ended December 31, 2014. The increase was primarily attributable to a decrease in gross profit of $104,185 and an increase selling, general and administrative expenses of $233,007 as discussed above.

Loss from discontinued operations

Loss from discontinued operations was $225,815 and $379,841 for the years ended December 31, 2015 and 2014, respectively, representing a decrease of $154,026, or 41%. The decrease in loss from discontinued operations resulted primarily from a decrease in indirect labor and manufacturing costs.

Liquidity and Capital Resources

We measure our liquidity in a variety of ways, including the following:

	September 30,		December 31,
	2016	2015	2015	2014

Cash	$78,048	$50,632	$1,585,205	$58,206

Working Capital Deficiency	$(780,580)	$(3,449,505)	$(2,770,602)	$(3,124,430)

Based upon our working capital situation as of September 30, 2016, we require additional equity and or debt financing in order to sustain operations. These factors, among others, raise substantial doubt about our ability to continue as a going concern.

For the nine months ended September 30, 2016 and 2015

During the nine months ended September 30, 2016, we financed our activities from proceeds derived from sales of our Series A preferred stock of $1,970,665. During the nine months ended September 30, 2015, we financed our activities from proceeds derived from the issuance of a note payable of $626,696.

For the nine months ended September 30, 2016 and 2015, we used cash of $2,367,407 and $197,421, respectively, in operations. Our cash use for the nine months ended September 30, 2016 was primarily attributable to our net loss of $1,847,236, adjusted for net non-cash expenses in the aggregate amount of $770,826, partially offset by $250,655 of net cash used by changes in the levels of operating assets and liabilities. Our cash use for the nine months ended September 30, 2015 was primarily attributable to our net loss of $1,046,066, adjusted for net non-cash expenses in the aggregate amount of $96,274 partially offset by $752,371 of net cash provided by changes in the levels of operating assets and liabilities.

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During the nine months ended September 30, 2016, cash used in investing activities was $861,516, of which $370,200 was paid in anticipation of the agreement to acquire an exclusive right to provide development and manufacturing services to HJLA, $487,900 attributable to an investment in an affiliate and $3,416 for the purchase of property and equipment. Net cash used in investing activities was $46,669 during the nine months ended September 30, 2015, of which, $1,980 was used for purchases of property and equipment and $44,689 attributable to an investment in an affiliate.

Net cash provided by financing activities for the nine months ended September 30, 2016 was $1,721,766, of which $1,970,665 was provided in connection with proceeds from the issuance of Series A Preferred Stock and warrants, net of issuance costs of $527,835, partially offset by the repayments of notes payable of $111,000, repayments of notes payable – related party of $75,624 and payment of deferred offering cost associated with the initial public offering of $62,275. Cash provided by financing activities for the nine months ended September 30, 2015 was $236,696, of which $626,696 was provided from proceeds from issuances of notes payables, partially offset by the repayments of notes payable – related party of $390,000.

For the year ended December 31, 2015 and 2014

During the year ended December 31, 2015, we financed our activities primarily from proceeds derived from sales of our Series A preferred stock of $1,870,750 and proceeds from the issuance of notes payable of $ 1,310,512.

For the year ended December 31, 2015 and 2014, we (used) provided cash of ($2,019,463) and $121,742, respectively, in operations. Cash used during the year ended December 31, 2015 was primarily attributable to our net loss of $1,604,013, adjusted for net non-cash expenses in the aggregate amount of $125,246, partially offset by $540,696 of net cash used by changes in the levels of operating assets and liabilities. Our cash use for the year ended December 31, 2014 was primarily attributable to our net loss of $1,397,993, adjusted for net non-cash expenses in the aggregate amount of $134,127 partially offset by $1,385,608 of net cash provided by changes in the levels of operating assets and liabilities.

During the year ended December 31, 2015, cash used in investing activities was $77,620, of which $75,000 was paid in anticipation of the agreement to acquire an exclusive right to provide development and manufacturing services to HJLA and $2,620 for the purchase of property and equipment. Net cash used in investing activities was $30,882 during the year ended December 31, 2014, of which, $30,882 was used for purchases of property and equipment.

Net cash provided by financing activities for the year ended December 31, 2015 was $3,624,262, of which $1,870,750 was provided in connection with proceeds from the issuance of Series A Preferred Stock and warrants (net of issuance costs of $309,250), $1,310,512 was provided by proceeds from the issuance of notes payable, and $1,080,000 represented advances from a distributor, partially offset by the repayments of notes payable of $612,000 and payments of deferred offering costs associated with the initial public offering of $25,000. Cash used by financing activities for the year ended December 31, 2014 was $60,000 for the repayments of notes payable.

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Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, “Revenue from Contracts with Customers,” (“ASU 2014-09”). ASU 2014-09 supersedes the revenue recognition requirements in ASC 605 - Revenue Recognition and most industry-specific guidance throughout the ASC. The standard requires that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. ASU 2014-09 should be applied retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying ASU 2014-09 recognized at the date of initial application. To allow entities additional time to implement systems, gather data and resolve implementation questions, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, in August 2015, to defer the effective date of ASU No. 2014-09 for one year, which is fiscal years beginning after December 15, 2017. We are currently evaluating the impact of the adoption of ASU 2014-09 on our financial statements or disclosures. In addition, the FASB issued ASU 2016-08 in March 2016, to help provide interpretive clarifications on the new guidance in ASC Topic 606. We are currently evaluating the accounting, transition, and disclosure requirements of the standard to determine the impact, if any, on our financial statements.

In August 2014, the FASB issued ASU No. 2014-15, “Presentation of Financial Statements – Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern” (“ASU 2014-15”). ASU 2014-15 explicitly requires management to evaluate, at each annual or interim reporting period, whether there are conditions or events that exist which raise substantial doubt about an entity’s ability to continue as a going concern and to provide related disclosures. ASU 2014-15 is effective for annual periods ending after December 15, 2016, and annual and interim periods thereafter, with early adoption permitted. We do not anticipate that the adoption of ASU 2014-15 will have a significant impact on our financial statement disclosures.

In April 2015, the FASB issued ASU No. 2015-03, “Simplifying the Presentation of Debt Issuance Costs, (“ASU 2015-03”). This standard amends existing guidance to require the presentation of debt issuance costs in the balance sheet as a deduction from the carrying amount of the related debt liability instead of a deferred charge. It is effective for annual reporting periods beginning after December 15, 2015, but early adoption is permitted. The adoption of ASU 2015-03 has not had a material impact on our financial statements.

In July 2015, the FASB issued ASU No. 2015-11, “Inventory (Topic 330): Simplifying the Measurement of Inventory,” (“ASU 2015-11”). ASU 2015-11 amends the existing guidance to require that inventory should be measured at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. Subsequent measurement is unchanged for inventory measured using last-in, first-out or the retail inventory method. ASU 2015-11 is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. We are currently evaluating the effects of ASU 2015–11 on our financial statements.

Critical Accounting Policies and Estimates

Investments

Equity investments in which the Company exercises significant influence but does not control, and is not the primary beneficiary, are accounted for using the equity method, whereby investment accounts are increased (decreased) for the Company’s proportionate share of income (losses), but investment accounts are not reduced below zero.

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Preferred Stock

We have applied the accounting standards generally accepted in the United States of America (“U.S. GAAP”) for distinguishing liabilities from equity, when determining the classification and measurement of our convertible preferred stock. Preferred shares subject to mandatory redemption are classified as liability instruments and are measured at fair value. Conditionally redeemable preferred shares (including preferred shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, preferred shares are classified as permanent equity. Our preferred shares feature certain redemption rights that are considered to be outside the Company’s control. Accordingly, the Series A Preferred Stock is presented as temporary equity on our balance sheets.

As of the issuance date, the carrying amount of the Series A Preferred Stock was less than the redemption value. If we were to determine that redemption was probable, the carrying value would be increased by periodic accretions so that the carrying value would equal the redemption amount at the earliest redemption date. Such accretion would be recorded as a preferred stock dividend.

Derivative Liabilities

During December 2015, we issued warrants for a fixed number of Series A Preferred Stock at an adjustable price. We determined that these warrants are derivative instruments pursuant to FASB ASC 815 “Derivatives and Hedging.”

The accounting treatment of derivative financial instruments requires that we record the warrants as a liability at fair value and mark-to-market the instruments at fair values as of each subsequent balance sheet date. Any change in fair value is recorded as a change in the fair value of derivative liabilities for each reporting period at each balance sheet date. The fair value of the warrants was determined using a Monte Carlo simulation, incorporating observable market data and requiring judgment and estimates. We reassess the classification at each balance sheet date. If the classification changes as a result of events during the period, the contract is reclassified as of the date of the event that caused the reclassification.

Revenue Recognition

We recognize revenue when it is realized or realizable and earned. Revenue is considered realized or realizable and earned upon delivery of the product or services, provided that an agreement of sale exists, the sales price is fixed or determinable, and collection is reasonably assured. Cash received in advance of the sale or rendering of services is recorded as deferred revenue on the accompanying balance sheets.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements, financings, or other relationships with unconsolidated entities or other persons, also known as “special purpose entities” (SPEs).

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JOBS Act

Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of new or revised accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

For as long as we remain an “emerging growth company” under the recently enacted JOBS Act, we will, among other things:

●	be exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act, which requires that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting;

●	be permitted to omit the detailed compensation discussion and analysis from proxy statements and reports filed under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and instead provide a reduced level of disclosure concerning executive compensation; and

●	be exempt from any rules that may be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report on the financial statements.

Although we are still evaluating the JOBS Act, we currently intend to take advantage of some or all of the reduced regulatory and reporting requirements that will be available to us so long as we qualify as an “emerging growth company,” except that we have irrevocably elected not to take advantage of the extension of time to comply with new or revised financial accounting standards available under Section 102(b) of the JOBS Act. Among other things, this means that our independent registered public accounting firm will not be required to provide an attestation report on the effectiveness of our internal control over financial reporting so long as we qualify as an emerging growth company, which may increase the risk that weaknesses or deficiencies in our internal control over financial reporting go undetected. Likewise, so long as we qualify as an emerging growth company, we may elect not to provide you with certain information, including certain financial information and certain information regarding compensation of our executive officers, that we would otherwise have been required to provide in filings we make with the SEC, which may make it more difficult for investors and securities analysts to evaluate our company. As a result, investor confidence in our company and the market price of our common stock may be materially and adversely affected.

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BUSINESS

Overview

Incorporated in 1999, Hancock Jaffe Laboratories (HJL) develop and manufacture innovative biologic based solutions for patients with cardiovascular disease, peripheral arterial and venous disease, and end stage renal disease. Hancock Jaffe has manufactured and developed the following medical devices that have or are in the process of getting Class III FDA approval:

●	ProCol® Vascular Bioprosthesis,
●	Bioprosthetic Heart Valve,
●	Coronary Artery Bypass Graft, Coreograft, and
●	Bioprosthetic Venous Valve, the VenoValve.

There is an ongoing revenue stream through sub-contract manufacturing and royalty revenues from sales of the ProCol® Vascular Bioprosthesis for hemodialysis patients with end stage renal disease, which has been approved by the U.S. Food and Drug Administration. In March 2014, a supply and distribution agreement for ProCol® Vascular Bioprosthesis with Cryolife, Inc. was signed. Operations are focused on development and manufacturing of implantable cardiovascular bioprosthetic devices indicated for the treatment of medical conditions with severe and/or life-threatening disabilities. HJL is in the process of obtaining necessary FDA approvals to have these devices classified as Class III devices.

HJL has a strong record of regulatory and compliance conduct and operates in strict adherence to a “Quality System” motto to “develop and provide life-enhancing products and technologies in an environment where quality is the goal at every step of the process.” HJL maintains and preserves a strong proprietary estate of processes, validation procedures and related intellectual property.

HJL develops and fosters professional relationships with respected opinion leaders. These associations have helped in formulating routes for FDA approval for our medical devices.

Market and Market Opportunity

Hemodialysis Market

Hemodialysis is the main treatment for patients with end stage renal disease (most commonly known as kidney failure and sometimes referred to as ESRD). During a hemodialysis treatment, a machine pumps and cleans a patient’s blood by way of a flexible, plastic tube. In order to perform hemodialysis, an access must be created. This maybe a direct connection between the patient’s own artery and vein or if the vein is not of adequate size, then a connection between the artery and vein is created using a prosthetic device or conduit The most commonly used hemodialysis access grafts consist of various conduit designs fabricated from expanded polytetrafluoroethylene (or ePTFE). Despite historically mediocre performance, ePTFE grafts have continued to play a significant part in the hemodialysis market

Several studies have shown that the Procol Graft has better patency rate than ePTFE grafts. Also in case of infection of an ePTFE graft, a Procol graft may be used at the same place without getting infected. Studies have shown that the overall patency and infection rate of Procol is superior to ePTFE in the leg position.

In 2009, investment analysts estimated that the U.S. market for hemodialysis vascular access grafts amounted to around $77 million and projected this market to grow by 5% per annum through the middle of this decade. Hemodialysis access is rapidly becoming one of the largest market segments for vascular grafts and with the average unit selling price rapidly approaching over $1,000. The market is expected to be about $110 million by 2015. Although vascular access is one of the most vital components of the treatment paradigm for ESRD, the yearly total access graft cost represents less than one half of one percent of the total annual ESRD treatment expenditures.

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New Bioprosthetic Heart Valve Device Need

Bioprosthetic heart valves are used for diseases relating to the aortic and mitral valves. Aortic valve or mitral valve stenosis occurs when the heart’s valves narrow, preventing the valve from opening fully. This obstructs blood flow from the heart and to the rest of the body. When the valves are obstructed, the heart needs to work harder to pump blood to the body, eventually limiting the amount of blood it can pump and may weaken the heart muscle. Valve stenosis, if left untreated, can lead to serious heart problems.

Mitral valve stenosis and prolapse, leakage or regurgitation related to inadequate or faulty closing, concerns a defective mitral valve, which is located between the left chambers of the heart. This valve works to keep blood flowing properly and allows blood to pass from the left atrium to the left ventricle but prevents it from flowing backward. When the mitral valve does not work properly, a person can experience symptoms such as fatigue and shortness of breath because the defective valve is allowing blood to flow backwards into the left atrium. Consequently, the heart will not pump enough blood out of the left ventricular chamber to supply the body with oxygen-filled blood. In certain cases, mitral valve disease, may, if left untreated, lead to heart failure or irregular heartbeats (“arrhythmias”), which may be life threatening.

Historically, heart valve manufacturers have fabricated replacement heart valve types (mechanical, biological, pericardial, pig-origin) and sizes to accommodate a spectrum of patient age, body mass or special pathologic conditions. Typically, this consists of aortic valve sizes with outside diameters ranging from 19 millimeters (“mm”) to 27 mm in 2 mm increments and mitral valves sizes in 2 mm increments from 27 mm to 31 mm. Hospitals and surgeons generally used one biologic and/or one mechanical valve from a single manufacturer and until about the end of the last century hospitals tended to inventory a complete size range of valves typically from a single manufacturer. As the practice of heart valve replacement surgery developed, it became apparent that the recipient population demanded a more prospective view in terms of the various implant modalities, geometrical configuration and a patient’s comorbidities. Depending on age (patients under age 20 receive a mechanical valve due to their calcium metabolism) surgeons use either mechanical, pericardial or porcine biological valves. Porcine valves have shown better longevity than pericardial valves.

Distinctive features of one particular valve may facilitate implantation or meet the particular demands of a patient’s unique pathology. This stimulated the development of various valve configurations, but in the end did not significantly improve hemodynamic performance or advance quality of life concerns. There is no disagreement and considerable evidence that for most cardiac valve related disorders presently available devices will improve graft recipients presenting conditions.

However, HJL believes there is one patient cohort for whom the present devices fall short: very young children and adolescents requiring the smallest valve sizes, typically 19-21 mm in diameter. The primary challenge for these patients is to provide adequate blood flow during growth and development. Typically, this requires more complex procedures or multiple interventions to provide a larger valve replacement. Additionally, biological valves in younger patients will deteriorate as a consequence of what is known as dystrophic mineralization, a phenomenon most likely associated with skeletal growth. Children and adolescent receive historically mechanical valves, which show lower performance. The patient outgrows the valve size several times between age two and twenty, requiring three to five surgeries before adulthood (also referred to as patient prosthetic mismatch).

Pediatric patients suffering from mitral valve prolapse, stenosis or rheumatic fever typically face complex issues such as alterations of the morphology and geometrical shape of the left heart chambers, which may compromise the chords that tether the mitral valve and the surrounding annular tissues that maintain the leaflet in a proper position (juxtaposition) leading to leakage or regurgitation. The common course for mitral valve disease in children is repair rather than replacement of the valve due to the potential complexity of pediatric mitral valve disease. However, when the mitral valve is not amenable to repair either as a consequence of surgeon skill and/or experience or the complexity of the pathology, a valve replacement procedure is necessary. Mitral valve stenosis and prolapse, leakage or regurgitation also results in significant changes in the morphology of the wall of the left ventricle, typically manifested as considerable thinning, and/or ventricle enlargement or thickening. For a normal heart, the outflow of the mitral valve is immediately adjacent to the outflow tract of the aortic valve. In disease related left ventricular chamber anatomy, this anatomic relationship is extremely susceptible to obstruction of the outflow tract and/or injury to the compromised left ventricular wall by the degree of protrusion of the mitral valve replacement into the left ventricle. This leads to a restricted passage of the blood through the aortic valve (aortic insufficiency). A too large aortic valve replacement may restrict the function of the mitral valve. It is therefore very important to match the respective valve with the size of the patients heart.

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HJL believes that the effective orifice size of most, if not all, of the present commercially available small diameter bioprosthetic heart valves suited for pediatric aortic and mitral valve replacement are inadequate to provide the necessary hemodynamic result for up to 80% of the potential valve recipients suffering from congenital or acquired valvular disease. HJLs believe that this shortcoming is a result of the reduced effective diameter of currently available bioprosthetic heart valves that uses conventional supporting structures and/or the resistance of the valve leaflets during the forward flow opening phase of the cardiac cycle. Most commonly, for developing children, the increasing body mass or body surface area as a child grows is frequently incongruent with the valve size that the patient’s heart can accommodate. Consequently, these recipients almost universally develop a condition designated as “patient prosthetic mismatch.” For valve replacement in both younger and older pediatric patients, patient prosthetic mismatch has been shown to be associated with longer recovery periods and diminished improvements in symptoms. This is reflected in decreased exercise capacity, decreased recovery of the thickened left ventricle, as a result of the ventricular adaptation to the flow resistance of the narrowed aortic valve outflow tract, and an increased number of adverse postoperative cardiac events. Older pediatric patients are especially susceptible to patient prosthetic mismatch with a marked persistence of symptoms. This is most likely related to the younger patient’s higher cardiac output requirements in association with a longer exposure to the consequences of patient prosthetic mismatch.

The American Heart Association reports that in each year, approximately 10 of every 1,000 children (approximately 1.3 million children) worldwide including 8 of every 1,000 in the U.S. are born with a congenital heart defect requiring immediate or eventual surgical intervention. Of this patient cohort, 30-40% will undergo either aortic or mitral valve replacement surgery during the first two decades of life. This results in approximately 50,000 procedures with the vast majority requiring 19, 21 or 23 mm sized prostheses. The 2015 Global Data Report reported the global heart valve market to be approximately $2 billion based on an average selling price for standard valve prostheses of $5,000-$9,000. These patients above all would benefit from the HJL bioprosthetic heart valve, being safer, cost effective and reducing reoperations in the patient population

Bioprosthetic Coronary Artery Bypass Graft Device Need

The present standard procedure for coronary bypass surgery employs the use of the patient’s saphenous vein and/or internal mammary artery as conduits to re-establish blood flow, otherwise known as coronary artery bypass grafts (or CABG). While balloon angioplasty with or without stent placement is another option and has been effective for many patients, this procedure is not always appropriate for multiple vessel disease. Balloon angioplasty also has not produced conclusive and consistent results and, in a large number of instances, may only provide short term relief necessitating subsequent and consequently more difficult surgical intervention. Coronary artery bypass remains the most effective procedure to re-vascularize cardiac muscle subsequent to a heart attack. By the end of the last decade, more than 500,000 coronary artery bypass procedures requiring almost one million harvested autologous grafts were performed annually in the U.S. In 2014, 150,000 coronary artery bypass procedures were performed, which accounts for 425,000 bypass grafts.

HJL believes that the recent trend toward off pump coronary graft surgery (surgical intervention on a beating heart as opposed to surgery on a stopped heart with extra-corporal circulation; decreases the surgery time by one hour), minimally invasive coronary artery bypass surgery has had considerable bearing on both perioperative and procedural safety and efficacy and has had a significant impact on the future of the procedure and attendant utility of prosthetic bypass grafts. Bypass graft harvest remains the most invasive and complication prone aspect of the minimally invasive bypass procedure. Present standard-of-care complications are described in recent published reports in major medical journals. The percentage of complications Can be as high as 43 percent. Fortunately, less than 50 percent of these wounds require operative intervention, but the ones that do can be major.

Also recent articles substantiate that saphenous vein graft obstruction is progressive, with failure as high as 50% at 10 years. Acute thrombosis, neointimal hyperplasia, and accelerated atherosclerosis are the 3 mechanisms that lead to venous graft failure. (Saphenous vein graft failure after coronary artery bypass surgery: pathophysiology, management, and future directions. Harskamp RE, Lopes RD, Baisden CE, de Winter RJ, Alexander JH. Ann Surg. 2013 May;257(5):824-33. Off-pump CABG with vein grafts show an increased rate of obstruction versus mammary artery graft CABG. (Ref. Comparison of graft patency between off-pump and on-pump coronary artery bypass grafting: an updated meta-analysis. Zhang B, Zhou J, Li H, Liu Z, Chen A, Zhao Q. Ann Thorac Surg. 2014 Apr;97(4):1335-41. Epub 2014 Jan 7). Also, a significant cost of CABG procedures is associated with graft harvest and the extended recovery and complications related to the harvest procedure.

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The increased incidence of chronic venous diseases of the lower limbs also reduce the possibility of harvesting good quality veins as well as the increase incidence of redo CABG bypasses.. An “off the shelf” bypass conduit would do away with the attendant complications and chronic postoperative discomfort frequently reported for autologous graft harvest and consistently afford sufficient material for more complete cardiac revascularization. The American Heart Association stated in 2015 that “complete revascularization was key to ensure long term survival and quality of life in patients with coronary disease” (Eagle, KA; Guyton RA; Davidoff R; et al. (October 5, 2004). “ACC/AHA 2004 guideline update for coronary artery bypass graft surgery: a report of the American College of Cardiology/American Heart Association Task Force on Practice Guidelines. An efficacious prosthetic bypass graft in concert with off pump and/or minimally invasive surgery would comprise an almost wholly “noninvasive procedure.” HJL believes the availability and appeal of such a modality would have considerable impact on the therapeutic balance between bypass revascularization and interventional cardiology regimens like stents, balloon catheterization, which only provide temporary relief.

Coronary artery bypass surgery departs from the usual one procedure–one device paradigm. When revascularization requires more than an internal mammary graft, a conservative average of 2.5 additional grafts is required. The economics and surgeon reimbursement amounts for bypass procedures presently discourage multiple graft procedures as the time to harvest additional grafts is not economically justified in terms of the reimbursement amounts. Reimbursement codes for a single bypass graft versus five grafts on the same patient only differ by a few hundred dollars but the multiple grafts require up to thre times the amount of time and operating costs of a single procedure. HJL believes that this discourages taking the time and incurring the operating room costs in harvesting additional bypass grafts resulting in suboptimal cardiac revascularization. Moreover patients requiring multiple bypasses for a complete revascularization often show comorbidities like chronic venous insufficiency of the lower limbs as well as redo patients.

If only half of the annually performed procedures required multiple graft revascularization, the requisite number for the U.S. alone would be in excess of 110,000. On the basis that - consequent to an approved device - utilization was only 50% of the prospective market potential, market value for the U.S. alone would be approximately $660 million to $770 million for unit pricing of $6,000 to $7,000; the European and Pacific Asia markets combined would have a similar value for a worldwide market of $1-$2.0 billion. (CDC)

Bioprosthetic Venous Valve Device Need

Lower Limb Chronic Venous Insufficiency (CVI)) is a disease presently affecting tens of millions of patients worldwide with approximately 1.5 million new cases annually. In the U.S., based upon data from the Vascular Disease Foundation, approximately 20% of the population suffers from varicose veins and 5% (15 million) of the U.S. population are expected to develop DVT and approximately 65% (10 million) of the U.S. DVT population are expected to develop CVI. Extrapolation of the Data from the Vascular Disease Foundation reveals that in the U.S., the present population of individuals suffering varying degrees of CVI is approximately 5 million, the incidence of CVI as a consequence of congenital and inflammatory etiology resulted in 70,000 hospitalizations per year, and the incidence of CVI as a consequence of DVT is approximately 400,000 cases per year. In Western Europe, the incident rate of CVI is estimated at one million hospitalizations per year, the prevalent CVI population is estimated at 17.5 million, and the mean prevalence of CVI of the legs in the general population in Western Europe is 30%. Patients with CVI are plaqued with marked disability, either from leg swelling or development of non healing leg ulcers.

The hallmark of the disease is the failure of damaged venous valves to allow for lower limb venous blood to return to the heart. It is a mechanical reflux problem. Presently no medical or nonsurgical treatment is available other than compression “garments” for early stage disease or leg elevation for more severe cases, which are, at best, only palliative. When the disease is isolated to the superficial veins, ablation or surgical excision of the affected vein is an option. However, for the deep system, valve transplants has been used but with very poor results or creation of valves using fibrous tissue which is only performed in few centers world wide. Reestablishment of proper direction of venous flow to the heart is the only reasonable remedy to the problem of CVI.

Our Products

Developed Products

ProCol® Vascular Bioprosthesis

In March 2016, LeMaitre Vascular, Inc., or LMAT, (Nasdaq: LMAT), a provider of peripheral vascular devices and implants, acquired our ProCol® Vascular Bioprosthesis for dialysis access line of products for $2,805,297 plus a three-year royalty up to a maximum of $5 million. HJL will provide manufacturing transition services to LMAT from its facility for up to three years.

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The ProCol® Vascular Bioprosthesis is a Class III vascular bioprosthesis for hemodialysis vascular access concomitant with end stage renal disease, or ESRD. The ProCol® Vascular Bioprosthesis is a natural biological graft derived from a bovine mesenteric vein. The patented tissue processing technology and sterilization process ensures a product that is flexible, easy to suture and one which exhibits physiologic pulsatile flow characteristics similar to a native fistula. The ProCol® Vascular Bioprosthesis may be implanted in a straight or loop configuration, according to the specific surgical need and has demonstrated clinical efficacy in the upper arm, forearm, and thigh.

The ProCol® Vascular Bioprosthesis has received FDA PMA Approval for commercial sale in the United States for use as a vascular access bridge graft in patients who require graft placement or repair subsequent to at least one failed prosthetic graft or consequent to failure of a prosthetic graft in terms of intent to treat.

The outcomes of the FDA trials and subsequent studies demonstrate that the cumulative patency for the ProCol® Vascular Bioprosthesis implanted as a first access or after multiple failed prosthetic grafts is fundamentally that usually reported for AVFs as the first access or employed consequent to failed ePTFE grafts. As compared with the present standard of care ePTFE graft, the ProCol® Vascular Bioprosthesis has shown 3.7 times lower relative risk of infection, 1.4 times lower relative risk of interventions, and 1.7 times lower relative risk of thrombosis. We believe this is exemplified by the quantitative and qualitative similarities of the cumulative patency of the ProCol® Vascular Bioprosthesis to that reported for native arteriovenous fistulae in the Dialysis Outcome and Practice Patterns Study. We believe the results of these and other studies consistently demonstrate that as a vascular access bridge graft the ProCol® Vascular Bioprosthesis provides dramatically better cumulative patency compared to ePTFE grafts and exhibits a lower complication rate. Most importantly is the continued patient satisfaction associated with the paucity of complications and uninterrupted dialysis therapy.

The PBV is stored in sterile saline, so preparation in the operating room is easily accomplished via a simple, quick rinsing process. The PBV is also highly biocompatible and elicits no antibody reactions in patients. Handling and suturing characteristics of the PBV are similar to a patient’s native tissue making it easy to work with during the implant procedure. The natural tissue of the PBV is easily punctured in the hemodialysis setting affording the ease of access associated with a native fistula and the highly elastic and compliant nature of the PBV enables it to handle high flow rates. Hemostasis is also readily achieved with minimal pressure following the removal of the hemodialysis needles. The PBV graft may be accessed for hemodialysis as soon as two weeks following implant, based upon the physician’s decision and patient tolerance.

Products Under Development

Over the past eight years we have been developing the following three implantable biomedical devices for heart and cardiovascular disease:

●	Bioprosthetic Heart Valve: a bioprosthetic heart valve designed to function mimetic of a native heart valve providing the recipient over twice the functional performance of presently available devices. The hemodynamics and durability have been especially enhanced for the presently unresolved complications attendant to pediatric and adolescent recipients.

●	Bioprosthetic Coronary Artery Bypass Graft (CoreoGraftTM): a bioprosthetic heart bypass graft for coronary artery bypass procedures, designed to eliminate the need for harvesting a patient’s saphenous vein and/or radial artery to facilitate a more complete revascularization of the heart muscle.

●	Bioprosthetic Venous Valve, the VenoValve: a bioprosthetic venous valve for replacement of dysfunctional valves in the veins of individuals suffering with chronic deep venous insufficiency of the lower limb, a disease with no presently durable medical or surgical treatment available. The device is designed to restore venous flow back to the heart.

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Bioprosthetic Heart Valve

The Bioprosthetic Heart Valve, or BHV, is a next generation bio-prosthetic heart valve designed to mimic and function like a native heart valve providing the recipient over twice the functional performance of presently available devices. The hemodynamics and durability of BHV have been especially enhanced for the presently unresolved complications attendant to pediatric and adolescent recipients and we are aiming to have the BHV become the standard of care for pediatric heart valve replacement.

Following an eight-year research and development effort, we completed the designing, prototyping and testing in accordance with the requisite International Organization for Standardization, or ISO, 5840 Part 1 (Cardiovascular Implants, Cardiac Valve Prostheses General Requirements) and Part 2 (Surgically Implanted Heart Valve Substitutes) of what we believe is an innovative ground-breaking heart valve bio-prosthesis for pediatric cardiac heart valve replacement. We believe that we have completed the necessary ISO 5840 pre-clinical data requirements in order to prepare a submission to the FDA to begin First-in-Human clinical trials in the United States in 2017. To that end, we have obtained a patent (U.S. Patent No. 7,815,677 “Reinforcement device for a biological valve and reinforced biological valve”) for the BHV. See “Intellectual Property.” We intend to produce 19 mm, 21 mm and 23 mm diameter bio-prosthetic heart valves to address the specific needs of the pediatric patient cohort undergoing valve replacement for congenital and/or acquired aortic and mitral valve disease.

The BHV has been designed to address the specific needs of the pediatric patient cohort undergoing valve replacement for congenital and/or acquired aortic and mitral valve disease. Based upon our patented technology, the BHV eliminates the need for external support structures technically referred to as a “stent” to maintain valve geometry and function. This is accomplished through a use of titanium wires embedded within the wall of the bioprosthetic valve. This greatly increases the size of the bioprosthesis that can be placed in the pediatric patient’s small annulus, the site of the inflow of the patient’s original valve. Thus, the BHV allows for effective functional results equal to a valve size two to three sizes larger than would be possible when implanting with an external stent. In addition, the internalized titanium supports are robust enough so as not to require additional suturing as is the case for weakly supported or stentless valves. This allows for the utilization of a single suture line for attachment of the valve to the recipient’s annulus and for an uninterrupted flow plane, which greatly increases the volume of blood with each heart beat. Conversely, conventional valve design requires that the valve tissue be sewn or mounted inside the external stent diminishing the effective diameter and resulting in poor performance, stress on the leaflets and ultimately to a decreased longevity. When a conventional bioprosthetic heart valve is placed in a small annulus, not only will the valve react adversely to increasing cardiac output but it will require a valve three sizes larger than the annulus to achieve a similar hemodynamic or functional result to the native valve; a feat not advisable or in any event accomplishable even with conventional root enlargement procedures. A patient prosthesis mismatch (the prosthesis is too small with regards to the patient’s size and weight) results in poor quality of life and in impairment of physical development and social integration.

Similar flow advantages have been verified for our 23 mm BHV, the most common size implanted for mitral disease. Our 23 mm BHV has proven to provide an effective orifice area that mimics flow conditions of a younger active child. This is approximately 85% greater blood flow than presently available bioprosthetic heart valves with expected decreased recovery time from procedure of up to 75%.

Additionally, for a normal heart, the outflow of the mitral valve is immediately adjacent to the outflow tract of the aortic valve. In disease related left ventricular chamber anatomy, this anatomic relationship is extremely susceptible to obstruction of the outflow tract and/or injury to the compromised left ventricular wall by the degree of protrusion of the mitral valve replacement into the left ventricle. The protrusion of our 23 mm BHV is up to 2 mm less when compared to other bioprosthetic valves. Our flatter more planar geometry comes closer to mimicking the native anatomy allowing for physiological, more efficient left ventricular and aortic outflow tract flow patterns.

Bioprosthetic Coronary Artery Bypass Graft - CoreoGraftTM

The CoreoGraft® CABG is a device for use as an alternate or supplemental coronary vascular conduit in coronary bypass surgery. The Coreograft® CABG is designed to eliminate the need for harvesting the patient’s saphenous vein and/or radial artery and facilitate a more complete revascularization of the injured heart muscle. The device will allow for effective coronary bypass procedures for a significant number of patients who have no adequate vessels for grafting, especially patients undergoing redo procedures and patients suffering from chronic venous insufficiency. This device is fashioned from 3 mm diameter bovine mesenteric veins. The “feel” and suturing quality of the graft are mimetic of mammary arteries and requires no special suture considerations beyond those commonly used for autologous grafts. The Coreograft® CABG graft length is appropriate for all bypass requirements allowing exact trimming to the individually required length.

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The Coreograft® CABG is both anatomically and functionally similar to a natural artery and has been demonstrated in preliminary studies to sustain effective “coronary” hemodynamics and cardiac function. Outcomes of 25 procedures performed by Dr. Wade Dimitri and colleagues at Walsgrave Hospital, U.K., exemplify the utility of the ProCol® CAGB as an alternate or supplemental coronary vascular conduit in off-pump CABG. This preliminary clinical study was limited to patients without sufficient available autologous grafts or patients who could not be weaned from bypass perfusion because of incomplete cardiac revascularization. Twenty-six grafts were implanted in 24 patients requiring a complete myocardial revascularization subsequent to hospital admission for coronary artery bypass grafting. In all cases, the Coreograftl® CABG was used when it was determined that adequate or suitable autologous conduits were not available as a consequence of prior use, vascular pathology or contraindication associated with a comorbid condition.

During December 2016, we had a CE Mark pre-submission meeting with a European Notifying Body in order to receive feedback on the CE Mark submission for the CABG graft currently anticipated to be filed during the first quarter of 2017. Additionally, HJL believes that we have completed the necessary pre-clinical requirements to prepare an FDA IDE submission to begin human clinical trials in the United States for our bioprosthetic heart bypass graft, which we currently plan to begin in 2017.

There are no presently approved biological vascular grafts for coronary artery bypass procedures. HJL believe that the availability of the readily available “off the shelf” Coreograft® CABG will encourage multiple graft placement without the surgeon forgoing additional procedures that are not cost-effective.

Bioprosthetic Venous Valve, The VenoValve

HJL has developed a bioprosthetic Venous Valve, the VenoValve, for use in treatment of lower limb chronic venous insufficiency. The VenoValve is a replacement of dysfunctional valves in the deep venous system in individuals suffering from lower limb chronic venous insufficiency. Restoration of valvular function in the deep system is the “Holy Grail” for treatment of CVI. The VenoValve comprises a biologic leaflet mounted in a supporting frame or “stent” that will allow for surgical insertion of VenoValve into the femoral vein, thereby re-establishing competence and anterograde venous flow back to the heart.

Preclinical prototype testing, including in vivo animal studies and in vitro hemodynamic studies have demonstrated that the VenoValve is similar in function to a normal functioning venous valve. Ascending and descending venography of the VenoValve in sheep, demonstrated competency of the valve as well as patency in appropriate flow patterns.

During November, 2016, we made an FDA submission through the FDA Expedited Access Program (EAP) in order to obtain expedited approval for commercialization of the HJL Venous Valve in the United States and possible early feasibility study in man.

As there are no currently available medical or non-surgical treatment of lower limb chronic venous insufficiency, HJL believes the VenoValve will provide for a paradigm shift in the treatment of both primary and secondary causes of chronic venous insufficiency disease.

Competition

HJL believes that each of the devices either under development or currently manufactured is characterized by a unique competitive setting.

BHV

Although the BHV market is mature with multiple established competing products, HJL believes that our approach (mimic natural physiology with a unique tissue processing technology and with a unique design and geometry) will greatly facilitate market entry and acceptance. Our competitors in this market include St. Jude Medical, Inc., Johnson and Johnson and Medtronic Inc., all of which have previously acquired heart valves developed by our management.

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Coreograft® CABG

No company presently develops adjunct devices to be applied to a patient’s harvested grafts. Others have made attempts to “tissue engineer” small diameter grafts; however, we believe there will not be an approved competitive device for possibly a decade as a consequence of the complexities of present FDA regulations for tissue engineered devices and the historically poor outcomes of grafts fabricated from synthetics.

The VenoValve

The VenoValve is unique from a competitive viewpoint in that it provides for an entirely new paradigm for the treatment of the disease for which it is intended. While the etiology of deep vein chronic insufficiency may vary, the condition is wholly attributable to significant reflux in the deep system caused by dysfunctional venous valves. For some time, it has been recognized that the only durable treatment must include either reconstruction or replacement of the affected valve .There are no FDA approved effective drugs, practical effective surgical or nonsurgical treatments, or a single treatment strategy for CVI, we believe there will be no direct competition for the foreseeable future.

Our Strategy

Our business strategy is focused primarily on research, development and manufacturing of biomedical device technologies for use in surgical procedures. We are also focused on the relatively large device markets where our technological advances and achievements provide an opportunity to offer our devices in an environment conducive and advantageous to their utilization and clinical benefit. Developing pathways to obtain FDA approval in the most expedient fashion is our main strategy for our products.

Research and Development

Our present strategy for the VenoValve is to obtain approval from the FDA for a first in man study that will quickly evolve into a study coordinated to demonstrate improvement in the quality of life for patients with CVI. HJL believes that the VenoValve will provide significant improvement in the quality of life measures for patients living with the disability of CVI.

Marketing and Sales

HJL will develop an internal marketing and sales group to manage a combination of direct sales representatives and an independent distribution network.

BHV

Cardiac surgeons generally develop a preference for one particular company’s device, whether based on an impression of superior performance or on developed relationships with the providers. HJL believes that by focusing on the pediatric segment we are not subject to this issue as the prospective user can focus on the best ethical approach to the patients need without “abandoning” prior affiliations. We believe the present “commodity” nature of the heart valve industry that the benefits of the BHV will position the device as a standard of care without a competitive “peer.”

In addition, according to the American Heart Association – Heart Org Congenital Heart Defects, each year worldwide approximately 10 of every 1,000 children (approximately 1.3 million children) including 8 of every 1,000 in the United States are born with a congenital heart defect requiring immediate or eventual surgical intervention. Of this patient cohort, 30-40% will undergo either aortic or mitral valve replacement surgery during the first two decades of life. This results in approximately 50,000 procedures with the vast majority requiring 19, 21 or 23 millimeter sized prostheses. The 2015 Global Data Report reported the global heart valve market to be approximately $2 billion, being based on an average selling price for standard valve prostheses of $5,000-$9,000. Based on these statistics, HJL believes that at the proposed average selling price of $$17,500.00 per unit for all sizes, the estimated market of the BHV is approximately $300 million in the U.S. and $500-600 million in Western Europe and Pacific Asia. On an equivalent cost basis, HJL believes the market value of its bioprosthetic valve would represent approximately 25% of the total market on a unit basis.

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Coreograft® CABG

The CABG market is, to a more complex market to estimate on a procedural basis. This is largely due to the evolving attitude toward more complete vascularization of the infarcted heart and the varying number of placed grafts accompanying the cardiopulmonary bypass and off pump or beating heart procedures. In lieu of a multifaceted trend analysis, it is reasonable to approach the potential market on a conservative basis by assigning an average of 2.5 grafts per procedure which for the U.S. would be an equivalent of approximately 375,000 units annually representing a market value of approximately $3.25 billion; an even more conservative estimate based on graduated market penetration has a market potential of over $1 billion. As is the case for devices utilized as part of well- established surgical procedures, the “rest-of-world” market has been consistently equivalent to that of the U.S.

When the total costs of coronary artery bypass procedures are estimated in terms of alternate treatments and especially for those patients for whom surgery is strongly indicated it appears that a cost for a device that substitutes for graft harvest, alleviates the inevitable cost of treatment subsequent to incomplete revascularization and limits the adjunct use of high ASP’s for stents would allow for reimbursement equivalent to less than 20% of the total procedure and hospital costs. In consideration of the above the anticipated price to the hospital will be $6,000.00 per unit.

HJL Venous Valve, The VenoValve

In the U.S., based upon data from the Vascular Disease Foundation, approximately 5% (15 million) of the U.S. population are expected to develop DVT and approximately 65% (10 million) of the U.S. DVT population are expected to develop CVI. Extrapolation of the Data from the Vascular Disease Foundation reveals that in the U.S., the present prevalent population of individuals suffering varying degrees of CVI is approximately 5 million, the incidence of CVI as a consequence of congenital and inflammatory etiology resulted in 70,000 hospitalizations per year, and the incidence of CVI as a consequence of DVT is approximately 400,000 cases per year. For Western Europe, the incident rate of CVI disease is estimated at one million hospitalizations per year, the prevalent CVI disease population is estimated at 17.5 million, and the mean prevalence of CVI disease of the legs in the general population in Western Europe is 30%.

Based upon the foregoing, we estimate that for the U.S., the candidate patient population for the VenoValve is at present approximately 5.5 million and at the time of commercialization of the product, the prevalent candidate population is expected to be 6.5-7 million with the candidate incidence rate at over half a million annually. With standardized average selling price across currencies, we estimate that the monetary value of the U.S. and Western European market for the VenoValve is on an incidence basis approximately $10 billion annually with the prevalent market value is in excess of $100 billion.

There is no comparable device for purposes of price comparisons and/or reimbursement codes. Therefore, after consulting with industry analysts and vascular surgeons, examining the actual selling price sensitivity in terms of clinical benefit, and analyzing trends in reimbursement for similarly existing devices, we have developed a potential clinical value for the VenoValve. We have estimated a reimbursement of $6,500 - $11,000 per valve.

A measure to estimate the cost effectiveness of an intervention is quality-adjusted life-years (or QALY). Presently for CVI, the cost per patient to maintain the status quo of CVI or no substantial improvement in QALY is approximately $50,000.00 annually. The VenoValve would improve the QALY over a 5-year period by at least 2.5 QALYs and would reduce the annual cost to maintain the improved longevity and life style by 60%. For device recipients, with a return to normal activity without pain, the QALY improvement would be 4; equivalent to reducing annual costs by 75%. Over a 5-year period the health care cost savings associated with use of the venous valve would be $150,000.00 - $200,000.00, equivalent to a 5 year savings of hundreds of billions of dollars for the present prevalent and anticipated incident patient population. In consideration of the above the anticipated price to the buyer these factors will be associated with the cost of the device.

Strong Proprietary Estate of Processes, Validation Procedures and Related Intellectual Property

HJL believes that we possess an extensive assemblage of proprietary processing and manufacturing methodology specifically applicable to the design, processing, manufacturing and sterilization of our devices. Additionally, we believe our patents pertaining to unique design advantages and processing methods of valvular tissue as a bioprosthetic device provides intellectual advantage over potential competitors. See “—Intellectual Property.”

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Development of Facilities

HJL operates a 16,500 square foot manufacturing facility in Irvine, California. Our facility is designed expressly for the manufacture of biologic vascular grafts and is equipped for research and development, prototype fabrication, CGMP manufacturing and shipping for Class III medical devices, including biologic cardiovascular devices. When fully staffed and utilized, we believe production capacity will be approximately 24,000 devices annually.

Intellectual Property

HJL possess an extensive proprietary processing and manufacturing methodology specifically applicable to the design, processing, manufacturing and sterilization of our biologic devices. This includes FDA compliant quality control and assurance programs, proprietary tissue processing technologies demonstrated to eliminate recipient immune responses, decades long and trusted relationship with abattoir suppliers, and a combination of tissue preservation and gamma irradiation that extends device longevity, provides device functions and guarantees sterility. The FDA is familiar with the most essential aspects of our methodologies as they have been part of our process development. Our patents pertaining to the unique design advantages and processing methods of valvular tissue as a bioprosthetic device provides further intellectual advantage over potential competitors.

We have also developed a unique Class III device cGMP documentation process central to bringing all of the various elements together during the fabrication processes affording a significant “barrier” to potential competitive efforts. Our cGMP documentation cannot be infringed on from a proprietary standpoint because of the specificity of each listed section and the associated validations and permissions.

In addition, there are various specific intellectual property items related to each of our devices as described below.

Bioprosthetic Heart Valve (BHV)

The critical design components and function relationships unique to the BHV are protected by U.S. Patent No. 7,815,677, issued on October 19, 2010, and expires on July 9, 2027.

Coreograft® CABG

A unique use patent will be filed to protect the specific indication based on the mimetic biomechanical properties of the wall of the Coreograft® CABG as it relates to pulsatile propagation of forward flow characteristic of coronary arteries.

The VenoValve

The VenoValve encompasses a unique intellectual estate comprising of dozens of proprietary processes and methodology from its initial development and manufacturing, through the finished device. Patents are pending for the unique design of the frame for this device.

Government Regulation

Class III medical devices are generally the highest risk devices and are therefore subject to the highest level of regulatory control. Class III devices must typically be approved by the FDA before they are marketed. With respect to the Class III medical device industry, there are three particular regulatory related events:

●	FDA Investigational Device Exemption (or FDA IDE) approval which allows a company to begin a U.S. clinical investigation.

●	CE Mark (or CE Mark) permitting a company to either commence European sales or initiate early clinical trials outside the U.S.; and

●	FDA Premarket Approval (or FDA PMA) granting commencement of U.S. sales.

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We have completed a significant number of the requisite studies, validations and documentation necessary to obtain an FDA IDE, FDA PMA and/or CE Mark for each of the subject devices, which we believe we will receive within twenty four months.

Definitive Regulatory Pathway; FDA, FDA IDE, FDA PMA, CE MARK

BHV

We have developed a prototype specification for each of the BHV sizes, device history records and other required documentation including device and manufacturing risk analyses to support the prototype specification. The initial phase of operations will encompass the necessary quality and manufacturing procedures to convert the prototype specification to those consistent with the FDA’s cGMP documentation. During this initial phase, we expect to complete specific quality documentation to achieve a CE Mark. We have completed the processes to bring the BHV [in compliance with] ISO 5840 Standards, including animal and tissue fatigue studies for heart valve development and submission. Subsequent to the completion of the protocol, we will submit an application for an FDA IDE to begin U.S. clinical trials.

In October 2002, under the Medical Device User Fee and Modernization Act of 2002 (or MDUFMA), the FDA developed guidelines, which were enacted into law in 2007, to stimulate and facilitate the development of devices for pediatric medicine. Among other things, the MDUFMA amended provisions of the Federal, Food, Drug, and Cosmetic Act (or FFDCA) to promote the development of safe and effective pediatric devices and promote protection of such patient population during the course of clinical trials involving such products. The 21st Century Cures Act, implemented in Sept 2016, adds significantly to our ability to perform trials in the least burdensome regulatory path. We believe that the adoption of these guidelines will greatly facilitate the regulatory tasks and FDA PMA for the BHV clinical trial protocol.

Coreograft/ CABG

There are no regulatory guidelines for the development and preclinical testing of conduits for CABG and we have taken the initiative in developing a proposal for preclinical testing and the clinical investigation protocol. All of the required documentation, cGMP operating procedures, validation studies, prototype specification and quality system coordination for the cGMP are complete and available as part of the FDA PMA approved Coreograft® vascular access graft]. The remaining preclinical study will consist of a short term implantation in an approved animal model. The study will require approximately 6 months to complete and will be combined with presently completed documentation including the “first in human” studies reviewed in the device information studies as part of the FDA IDE application.

VenoValve

HJL anticipates may shorten the time to receive a FDA PMA for commercialization from thirty-six months to approximately eighteen months for this Class III device due to medical needs in the community . Due to low hazard analysis and high need for such a device, HJL feels that this device is on a pathway for expedited approval.

Employees

As of February 2, 2017, we have 9 full-time and 3 subcontracted employees for tissue procurement. None of our employees are represented by a collective bargaining agreement, and we have never experienced any work stoppage. We believe we have good relations with our employees.

Properties and Facilities

We lease a 16,500 square foot manufacturing facility in Irvine, California, which is certified under the ISO 13485 medical device manufacturing standard for medical devices and operates under the FDA’s quality systems regulations, or QSRs. The lease for this facility expires on July 14, 2017. Our facility is designed expressly for the manufacture of biologic vascular grafts and is equipped for research and development, prototype fabrication, CGMP manufacturing and shipping for Class III medical devices, including biologic cardiovascular devices.

Legal Proceedings

From time to time we may be involved in various disputes and litigation matters that arise in the ordinary course of business. We are currently not a party to any material legal proceedings.

Changes in and Disagreements with Accountants

None.

Corporation Information

We were organized as a corporation under the laws of the State of Delaware in December 1999. Our principal executive office is located at 70 Doppler, Irvine, California 92618 and our phone number is (949) 261-2900.

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MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our executive officers and directors as of February 2, 2017:

Name	Age	Position(s)
Executive Officers
Benedict Broennimann, M.D.	58	Chief Executive Officer
William R. Abbott	60	Interim President, Chief Financial Officer, Senior Vice President, Treasurer and Secretary
Marc Glickman, M.D.	67	Senior Vice President, Chief Medical Officer and Director
Susan Montoya.	64	Senior Vice President of Operations, Regulatory Affairs and Quality Assurance

Non-Employee Director
Yuri Zhivilo	57	Chairman of the Board of Directors
Robert Anderson	76	Director
Robert Doyle	74	Director
Gennady Alferenko	67	Director

(1) Member of the audit committee.

(2) Member of the compensation committee.

(3) Member of the nominating and corporate governance committee

Executive Officers

Benedict Broennimann, M.D. has served as our Chief Executive Officer since September 2016. From 2006 to 2008, Dr. Broennimann served as our Chairman and CEO, and from 2009 to 2015 he was engaged by us as a consultant to facilitate our efforts to gain various regulatory approvals in Europe. Dr. Broennimann is a seasoned cardiovascular device executive with over 20 years experience delivering strong market, financial, and operational results for medical device companies in Europe, the United States, and Asia. From 2012 to 2016, he served as Chief Executive Officer and Chief Medical Officer of OstomyCure AS, where he was responsible for achieving CE marking of a Class IIb medical implant and leading strategic alliances and negotiations. From 2004 to 2008, he was also Chief Executive Officer of Leman Cardiovascular, where he spearheaded fundraising and cardiovascular device developments. Dr. Broennimann served as Principal at Heidrick & Struggles from 2000 to 2002 and Highland Partners from 2003 to 2004. He also served as a Senior Partner at Rosewall Ventures, Ltd. from 2008 to 2011. Dr. Broennimann attended the University of Bern in Switzerland, where he received his Doctor of Medicine, and was Chief Resident in the Department of General Surgery and Transplantation at the Centre Hospitalier Universitaire Vaudois in Lausanne, Switzerland. Dr. Broennimann is also board certified in general surgery and pharmaceutical medicine.

William R. Abbott has served as our Chief Financial Officer since March 2016. In July 2016 he was appointed as our interim President, and our Senior Vice President, Treasurer and Secretary. Mr. Abbott has more than thirty years of experience in multi-industry international companies. From December 2014 to March 2016, Mr. Abbott served as Vice President of Finance and Corporate Controller and later as Interim Chief Financial Officer of Apollo Medical Holdings, Inc. From 2011 to 2014, he was an independent consultant providing accounting and advisory services. From 2006 to 2011, Mr. Abbott served as Senior Vice President, Chief Financial Officer, Secretary and Treasurer for Cardiogenesis Corporation. From 1997 to 2005, Mr. Abbott served in financial management positions at Newport Corporation, including as Vice President of Finance and Treasurer from 2001 to 2005 and Vice President and Corporate Controller from 1997 to 2001. Prior to that, Mr. Abbott served as Vice President and Corporate Controller of Amcor Sunclipse North America, Director of Financial Planning at Coca-Cola Enterprises, Inc. and Controller of McKesson Water Products Company. Mr. Abbott also spent six years in management positions at PepsiCo, Inc. after beginning his career with PricewaterhouseCoopers, LLP. Mr. Abbott has a Bachelor of Science degree in accounting from Fairfield University and a Masters in Business Administration degree from Pepperdine University.

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Marc H. Glickman, MD has served as our Senior Vice President and Chief Medical Officer since May 2016 and served as member of our board of directors since July, 2016. In 1981, Dr. Glickman started a vascular practice in Norfolk, Virginia which has since developed into the largest vascular practice in the United States, covering all Southeastern Virginia. He created the first Vein Center in Virginia and created one of the most successful dialysis access centers in the United States. He has written over 45 articles in peer review journals, 8 book chapters and has delivered over 400 lectures worldwide. In addition to participating in over 100 clinical trials, frequently as Principal investigator, he has been instrumental in obtaining approval of numerous medical devices by the FDA. Dr. Glickman received his medical degree from Case Western Reserve, in Cleveland, Ohio and completed his residency at the University of Washington, Seattle. He board certified in Vascular Surgery and was past president of the Vascular Society of the Americas. He has served on the advisory boards of Possis Medical, Cohesion Technologies, GraftCath, Inc.

We believe Dr. Glickman is qualified to serve as a member of the board of directors because of his strong regulatory, clinical experience and expertise.

Sue Montoya has served as our Vice President Operations, Quality Assurance/Regulatory Affairs since 1999. In this role, she is responsible for manufacturing operations, quality procedures and regulatory affairs. Ms. Montoya has directed and furthered our clinical trials, PMA Approvals, 510K and Humanitarian Use Approvals. Ms. Montoya has over 30 years of leadership experience in medical device industry, and has been with our company since inception in 1999. Ms. Montoya was employed by Xenotech Laboratories from 1980 to 1986, where she developed one of the first Quality System and Good Manufacturing Practices for Cardiovascular and Orthopedic bioprosthetic devices and at a precursor company of Hancock Jaffe Laboratories beginning in 1988. Previous history also includes management positions at several large Orange County Medical Device firms including Shiley, Medtronic, and St. Jude Medical. Ms. Montoya holds both a Bachelor’s and a Master’s degree in Biology from California State University Fullerton.

Non-Employee Directors

Yury Zhivilo has served as Chairman of our board of directors since September 2007. He has extensive experience in international finance and trade, and the global cardiovascular market. In 2004, he co-founded Leman Cardiovascular SA, a private company that develops, manufactures and markets innovative bioprosthetic products used in cardiovascular surgery, as well as nephrology indications. Mr. Zhivilo currently holds executive positions at several medical device companies. Since 2010, he has been serving as President of Leman Cardiovascular S.A, CEO and President of Dante-Lido Financial Limited, and as Managing Director of Biodyne Holding SA, all of which are based in Morge, Switzerland. Mr. Zhivilo is also currently serving as a director of Dante-Lido Financial Limited and Biodyne Holding SA. From 2004 to present, Mr. Zhiyilo served as Chairman of the board of director of Leman Cardiovascular S.A. Prior to that, he served as Chairman and Chief Executive Officer of Base Metal Trading Limited from 1992 to 2004. Mr. Zhivilo received a Senior Specialist degree in economics in 1985 from Moscow State Institute of International Affairs.

We believe Mr. Zhivilo is qualified to serve as a member of our board of directors because of his extensive experience in the medical device industry as both an operating executive and as a board member.

Robert Anderson has served as a member of our board of directors since August, 2016. From 1983 to 1988, Mr. Anderson served as Group Product Director at Parke-Davis, where he was responsible for the cardiovascular products and pipeline. From 1988 to 1990, Mr. Anderson served as Vice-President of Marketing for the Key Pharmaceuticals division of Schering-Plough Corporation, and was responsible for the marketing of Schering-Plough Corporation’s cardiovascular portfolio. Following his tenure at Schering-Plough Corporation, Mr. Anderson was brought on board at Centocor Biotech, Inc. (now known as Janssen Biotech, Inc.) to build the business infrastructure, including developing marketing plans, budgets and the U.S. pre-launch product strategies. On a global basis his responsibilities included the cardiovascular imaging business. In 1992, Mr. Anderson joined Physicians World Communications Group (PWCG) (which was later acquired by Thomson Corp.) as Vice President, was later appointed to the Executive Committee and made a Partner and was appointed Chief Operating Officer in 1997. Mr. Anderson received a Bachelor of Arts degree in Political Science from Rutgers University.

We believe Mr. Anderson is qualified to serve as a member of our board of directors because of his experience providing marketing leadership and successfully launching products in the cardiovascular, biotech and pharmaceutical industries.

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Robert Doyle has served as a member of our board of directors since August 2016. From 1994 to 2000, Mr. Doyle headed Marketing Operations for Parke-Davis where he had overall responsibility for launch meetings. Mr. Doyle continued his operations responsibilities during the Pfizer acquisition in 2000, helping to manage a $400 million annual advertising and promotion budget. From 2001 to 2005, Mr. Doyle served at Novartis Pharmaceuticals, US as Vice-President of Marketing Operations and also chaired the Committees on PhRMA (Pharmaceutical Research & Manufacturers of America) Code guidelines and OIG (Office of Inspector General – HHS) guidelines, and was a permanent member of the senior management group overseeing the Core Team (Medical, Legal, Regulatory Compliance). From 1978 to 1984, Mr. Doyle served at E.R. Squibb & Sons as Hospital Advertising Manager, then Cardiovascular Product Manager. From 1984 to 1990 Mr. Doyle was a product manager, Director of New Products and then Director of Product Licensing at Warner-Lambert. From 1990 to 1992 he was Worldwide Director of Marketing for Imaging Products at Centocor. Mr. Doyle also served on the Board of Directors of the HMC (Healthcare Marketing & Communications) Council and in 1999 he was presented with the President’s Award. He is also a past member of the Editorial Advisory Board, of Pharmaceutical Executive magazine and received their Publisher’s Award in 1999. Mr. Doyle also served as a member of the Hilton Advisory Board from 1997 to 2004. Mr. Doyle holds a Bachelor of Business Administration degree from Upsala College and a Master in Business Administration from Fairleigh Dickinson University.

We believe Mr. Doyle is qualified to serve as a member of our board of directors because of his experience leading and successfully managing highly regulated and complex pharmaceutical businesses.

Gennady Alferenko has served as a member of our board of directors since August 2016. Mr. Alferenko is presently a strategic advisor to PriceWaterhouseCoopers. His previous experience also includes serving as a Board Member of Standard Bank, JSC, a Standard Bank Group subsidiary, from 2005 to 2008, and as Senior Advisor and Director for Strategic Development for Ernst & Young from 2002 to 2007. From 1973 to 1985, Mr. Alferenko headed the Novosibirsk State University oil and gas research team in Eastern Siberia. In 1970, Mr. Alferenko founded Terpsichore, a ballet club that was the first community organization registered as a legal entity in the Soviet Union. He also established a network of 450 foundations that provided support to a variety of youth programs throughout that country. Since 1985 Mr. Alferenko has played important roles in advancing innovation in the USSR, Russia, and the United States. This includes establishing the Foundation for Social Inventions, an organization to facilitate the creation of open civil society in the USSR, and the U.S. Foundation for Social Inventions which, in collaboration with its sister organization, launched the first exchange program for 100,000 United States and USSR students. In 1989, he helped to coordinate Boris Yeltsin’s first visit to the United States and in 2000 he organized an initiative to establish a national “idea bank” for Russia. Mr. Alferenko studied Geology and Geophysics at Novosibirsk University.

We believe Mr. Alferenko is qualified to serve as a member of our board of directors because of his experience providing [_____________].

Family Relationships

There are no family relationships between or among any of the current directors, executive officers or persons nominated or charged to become directors or executive officers. There are no family relationships among our officers and directors and those of our subsidiaries and affiliated companies.

Board Composition

Our business and affairs are organized under the direction of our board of directors, which currently consists of five members. Our directors hold office until the earlier of their death, resignation, removal or disqualification, or until their successors have been elected and qualified. Our board of directors does not have a formal policy on whether the roles of Chief Executive Officer and Chairman of our board of directors should be separate. The primary responsibilities of our board of directors are to provide oversight, strategic guidance, counseling and direction to our management. Our board of directors meets on a regular basis. Upon completion of this offering, our bylaws will be amended and restated to provide that the authorized number of directors may be changed only by resolution of the board of directors.

We have no formal policy regarding board diversity. Our priority in selection of board members is identification of members who will further the interests of our stockholders through his or her established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business and understanding of the competitive landscape.

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Director Independence

Rule 5605 of the Nasdaq Listing Rules requires a majority of a listed company’s board of directors to be comprised of independent directors within one year of listing. In addition, the Nasdaq Listing Rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees be independent and that audit committee members also satisfy independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended (or the Exchange Act).

Under Rule 5605(a)(2) of the Nasdaq Listing Rules, a director will only qualify as an “independent director” if, in the opinion of our board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In order to be considered independent for purposes of Rule 10A-3 of the Exchange Act, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee, accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries or otherwise be an affiliated person of the listed company or any of its subsidiaries.

Our board of directors has reviewed the composition of our board of directors and its committees and the independence of each director. Based upon information requested from and provided by each director concerning his background, employment and affiliations, including family relationships, our board of directors has determined that each of our directors, with the exceptions of Yuri Zhivilo and Marc Glickman, M.D., is an “independent director” as defined under Rule 5605(a)(2) of the Nasdaq Listing Rules. Our board of directors also determined that             , who will comprise our audit committee following this offering,              , who will comprise our compensation committee following this offering, and              , who will be members of our nominating and corporate governance committee following this offering, satisfy the independence standards for such committees established by the SEC and the Nasdaq Listing Rules, as applicable. In making such determinations, our board of directors considered the relationships that each such non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining independence, including the beneficial ownership of our capital stock by each non-employee director.

Controlled Company

Upon completion of this offering, Biodyne Holding, SA will continue to control a majority of the voting power of our outstanding common stock. As a result, we will be a “controlled company” under the Nasdaq corporate governance standards. As a controlled company, exemptions under the standards will free us from the obligation to comply with certain corporate governance requirements, including the requirements:

●	that a majority of the board of directors consists of independent directors;

●	that we have a nominating and corporate governance committee that is composed entirely of independent directors; and

●	that we have a compensation committee that is comprised entirely of independent directors.

We do not currently intend to utilize these exemptions. However, we may use these exemptions in the future, and as a result, we could choose not to have a majority of independent directors on our board of directors, or on our audit, nominating and corporate governance, and compensation committees. If that were the case, you would not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq corporate governance requirements. In any case, these exemptions do not modify the independence requirements for our audit committee, and we intend to comply with the requirements of Rule 10A-3 of the Exchange Act and Nasdaq listing rules within the applicable time frame.

Board Committees

Our board of directors has established three standing committees—audit, compensation and nominating and corporate governance—each of which operates under a charter that has been approved by our board of directors. Prior to the completion of this offering, copies of each committee’s charter will be posted on the Investor Relations section of our website, which is located at www.hancockjaffe.com. Each committee has the composition and responsibilities described below. Our board of directors may from time to time establish other committees.

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Audit Committee

Our audit committee consists of              , who is the chair of the committee, and              . Our board of directors has determined that each of the members of our audit committee satisfies the Nasdaq Listing Rules and SEC independence requirements. The functions of this committee include, among other things:

●	evaluating the performance, independence and qualifications of our independent auditors and determining whether to retain our existing independent auditors or engage new independent auditors;

●	reviewing and approving the engagement of our independent auditors to perform audit services and any permissible non-audit services;

●	reviewing our annual and quarterly financial statements and reports, including the disclosures contained under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and discussing the statements and reports with our independent auditors and management;

●	reviewing with our independent auditors and management significant issues that arise regarding accounting principles and financial statement presentation and matters concerning the scope, adequacy and effectiveness of our financial controls;

●	reviewing our major financial risk exposures, including the guidelines and policies to govern the process by which risk assessment and risk management is implemented; and

●	reviewing and evaluating on an annual basis the performance of the audit committee, including compliance of the audit committee with its charter.

Our board of directors has determined that               qualifies as an “audit committee financial expert” within the meaning of applicable SEC regulations and meets the financial sophistication requirements of the Nasdaq Listing Rules. In making this determination, our board has considered               extensive financial experience and business background. Both our independent registered public accounting firm and management periodically meet privately with our audit committee.

Compensation Committee

Our compensation committee consists of              , who is the chair of the committee, and . Our board of directors has determined that each of the members of our compensation committee is an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code, and satisfies the Nasdaq Listing Rules independence requirements. The functions of this committee include, among other things:

●	reviewing, modifying and approving (or if it deems appropriate, making recommendations to the full board of directors regarding) our overall compensation strategy and policies;

●	reviewing and approving the compensation, the performance goals and objectives relevant to the compensation, and other terms of employment of our executive officers;

●	reviewing and approving (or if it deems appropriate, making recommendations to the full board of directors regarding) the equity incentive plans, compensation plans and similar programs advisable for us, as well as modifying, amending or terminating existing plans and programs;

●	reviewing and approving the terms of any employment agreements, severance arrangements, change in control protections and any other compensatory arrangements for our executive officers;

●	reviewing with management and approving our disclosures under the caption “Compensation Discussion and Analysis” in our periodic reports or proxy statements to be filed with the SEC; and

●	preparing the report that the SEC requires in our annual proxy statement.

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Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of             , who is the chair of the committee, and             . Our board of directors has determined that each of the members of this committee satisfies the Nasdaq Listing Rules independence requirements. The functions of this committee include, among other things:

●	identifying, reviewing and evaluating candidates to serve on our board of directors consistent with criteria approved by our board of directors;

●	evaluating director performance on the board and applicable committees of the board and determining whether continued service on our board is appropriate;

●	evaluating, nominating and recommending individuals for membership on our board of directors; and

●	evaluating nominations by stockholders of candidates for election to our board of directors.

Code of Business Conduct and Ethics

Prior to the consummation of this offering, our board of directors will adopt a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. We intend to post on our website a current copy of the code and all disclosures that are required by law or Nasdaq stock market listing standards concerning any amendments to, or waivers from, any provision of the code.

Board Leadership Structure

Under the Corporate Governance Guidelines, our board of directors is free to select the Chairman of the board of directors and the Chief Executive Officer in a manner that it considers to be in the best interests of the Company at the time of selection. Currently, Benedict Broennimann, M.D. serves as Chief Executive Officer, and Yury Zhivilo serves as Chairman of the board of directors. We currently believe that this leadership structure is in the best interests of the Company and strikes an appropriate balance between our Chief Executive Officer’s responsibility for the day-to-day management of the Company and the Chairman of the board of directors’ responsibility to provide oversight, including setting the board of directors’ meeting agendas and presiding at executive sessions of the independent directors. Mr. Zhivilo provides a strong link between management and our board of directors, which we believe promotes clear communication and enhances strategic planning and implementation of corporate strategies. Additionally, in addition to having a non-executive Chairman of the board of directors, three of our five members of our board of directors have been deemed to be “independent” by the board of directors, which we believe provides sufficient independent oversight of our management. Because the Company has a non-executive Chairman of the board of directors, our board of directors has not designated a lead independent director.

Our board of directors, as a whole and also at the committee level, plays an active role overseeing the overall management of our risks. Our Audit Committee reviews risks related to financial and operational items with our management and the Company’s independent registered public accounting firm. Our board of directors is in regular contact with our Chief Executive Officer and Chief Financial Officer, who report directly to the board of directors and who supervise day-to-day risk management.

Role of Board in Risk Oversight Process

We face a number of risks, including those described under the caption “Risk Factors” contained elsewhere in this prospectus. Our board of directors believes that risk management is an important part of establishing, updating and executing on our business strategy. Our board of directors has oversight responsibility relating to risks that could affect the corporate strategy, business objectives, compliance, operations, and the financial condition and performance of the company. Our board of directors focuses its oversight on the most significant risks facing us and on our processes to identify, prioritize, assess, manage and mitigate those risks. Our board of directors receives regular reports from members of the company’s senior management on areas of material risk to us, including strategic, operational, financial, legal and regulatory risks. While our board of directors has an oversight role, management is principally tasked with direct responsibility for management and assessment of risks and the implementation of processes and controls to mitigate their effects on us.

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EXECUTIVE AND DIRECTOR COMPENSATION

Summary Compensation Table

The following table sets forth total compensation paid to our named executive officers for the fiscal years ended December 31, 2016 and 2015. Individuals we refer to as our “named executive officers” include our Chief Executive Officer and our two other most highly compensated executive officers whose salary and bonus for services rendered in all capacities exceeded $100,000 during the fiscal year ended December 31, 2016.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)		Non- Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)		Total ($)
Benedict Broennimann, M.D.	2016	-	-	155,290	(4)	-	-	-		155,290
Chief Executive Officer	2015	-	-	-		-	-	-		-
Marc Glickman, M.D.	2016	196,154	-	195,570	(5)	-	-	24,241	(2)	416,145
Chief Medical Officer and Senior Vice President	2015	-	-	-		-	-	-		-
Susan Montoya	2016	301,187	-	867,610	(5)	-	-	43,000	(1)	1,211,797
Vice President Operations,	2015	245,077	-	-		-	-	39,828	(3)	284,905
Quality Assurance/Regulatory Affairs, Director

(1)	Includes company paid healthcare of $29,750 and 401(k) match of $13,250.

(2)	Includes company paid healthcare of $16,344 and 401(k) match of $8,077.

(3)	Includes company paid healthcare of $27,574 and 401(k) match of $12,254.

(4)	Represents grant date fair value of non-qualified stock option granted on October 1, 2016, using the Black-Scholes option pricing model. The options vested 20% at the grant date and the remaining 80% vest ratably on a monthly basis for 24 months.

(5)	Represents grant date fair value of incentive stock options granted on October 1, 2016, using the Black-Scholes option pricing model. The options vested 20% at the grant date and the remaining 80% vest ratably on a monthly basis for 24 months.

Employment Agreements

We have entered into various employment agreements with certain of our executive officers. Set forth below is a summary of many of the material provisions of such agreements, which summaries do not purport to contain all of the material terms and conditions of each such agreement. For purposes of the following employment agreements:

●	“Cause” generally means the executive’s (i) willful misconduct or gross negligence in the performance of his or her duties to us; (ii) willful failure to perform his or her duties to us or to follow the lawful directives of the Chief Executive Officer (other than as a result of death or disability); (iii) indictment for, conviction of or pleading of guilty or nolo contendere to, a felony or any crime involving moral turpitude: (iv) repeated failure to cooperate in any audit or investigation of our business or financial practices; (v) performance of any material act of theft, embezzlement, fraud, malfeasance, dishonesty or misappropriation of our property; or (vi) material breach of his or her employment agreement or any other material agreement with us or a material violation of our code of conduct or other written policy.

●	“Good reason” generally means, subject to certain notice requirements and cure rights, without Dr. Glickman’s consent, (i) material diminution in his or her base salary or annual bonus opportunity; (ii) material diminution in his or her authority or duties (although a change in title will not constitute “good reason”), other than temporarily while physically or mentally incapacitated, as required by applicable law; (iii) relocation of his or her primary work location by more than 25 miles from its then current location; or (iv) a material breach by us of a material term of the employment agreement

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●	“Change of control” generally means (i) the acquisition, other than from us, by any individual, entity or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act), other than us or any subsidiary, affiliate (within the meaning of Rule 144 promulgated under the Securities Act) or employee benefit plan of ours, of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of more than 50% of the combined voting power of our then outstanding voting securities entitled to vote generally in the election of directors; (ii) a reorganization, merger, consolidation or recapitalization of us, other than a transaction in which more than 50% of the combined voting power of the outstanding voting securities of the surviving or resulting entity immediately following such transaction is held by the persons who. immediately prior to the transaction, were the holders of our voting securities; or (iii ) a complete liquidation or dissolution of us, or a sale of all or substantially all of our assets.

Benedict Broennimann, M.D.

On August 30, 2016, we entered into an employment agreement with Benedict Broennimann, M.D., our Chief Executive Officer. Pursuant to the terms of his employment agreement, Dr. Broennimann’s initial base salary is $360,000, subject to annual review and adjustment at the discretion of our board of directors. In connection with his employment, Dr. Broennimann received an initial equity grant of an option to purchase up to 293,000 shares of our common stock with 20% of the shares vesting immediately and 80% vesting on a monthly basis over 24 months thereafter. Dr. Broennimann is an at-will employee and has a full-time commitment. Further, Dr. Broennimann’s employment agreement prohibits him from inducing, soliciting or entertaining any of our employees to leave our employ during the term of the agreement and for 12 months thereafter.

William R. Abbott

On July 22, 2016, we entered into an employment agreement with William R. Abbott, our interim President, Senior Vice President, Chief Financial Officer, Treasurer and Secretary. Pursuant to the terms of his employment agreement, Mr. Abbott’s initial base salary is $225,000, subject to annual review and adjustment at the discretion of our board of directors, and he will be eligible for an annual year-end discretionary bonus of up to 50% of his base salary, subject to the achievement of key performance indicators, as determined by our board of directors. In connection with his employment, Mr. Abbott received an initial equity grant of an option to purchase up to 293,000 shares of our common stock with 20% of the shares vesting immediately and 80% vesting on a monthly basis over 24 months thereafter. The initial term of Mr. Abbott’s employment agreement ends on December 31, 2018 and will be automatically extended for additional three-year terms, unless either party gives written notice to the other to terminate the agreement or unless sooner terminated under its terms. If we elect not to renew Mr. Abbott’s employment agreement, our non-renewal will be deemed a termination without cause or for good reason thereunder.

Mr. Abbott is entitled to participate in our employee benefit, pension and/or profit sharing plans, and we will pay certain health and dental premiums on his behalf. Mr. Abbott’s employment agreement prohibits him from inducing, soliciting or entertaining any of our employees to leave our employ during the term of the agreement and for 12 months thereafter.

Pursuant to the terms of his employment agreement, Mr. Abbott is entitled to severance in the event of certain terminations of employment. In the event Mr. Abbott’s employment is terminated by us without cause and other than by reason of disability or he resigns for good reason, subject to his timely executing a release of claims in our favor and in addition to certain other accrued benefits, he is entitled to receive 12 months of continued base salary (or 24 months if such termination occurs within 24 months following a change of control).

Susan Montoya

On July 22, 2016, we entered into an employment agreement with Susan Montoya, our Senior Vice President of Operations and Quality Assurance/Regulatory Affairs. Pursuant to the terms of her employment agreement, Ms. Montoya’s initial base salary is $295,000, subject to annual review and adjustment at the discretion of our board of directors, and she will be eligible for an annual year-end discretionary bonus of up to 50% of her base salary, subject to the achievement of key performance indicators, as determined by our board of directors. In connection with her employment, Ms. Montoya received an initial equity grant of an option to purchase up to 1,637,000 shares of our common stock with 20% of the shares vesting immediately and 80% vesting on a monthly basis over 24 months thereafter. The initial term of Ms. Montoya’s employment agreement ends on December 31, 2018 and will be automatically extended for additional three-year terms, unless either party gives written notice to the other to terminate the agreement or unless sooner terminated under its terms. If we elect not to renew Ms. Montoya’s employment agreement, our non-renewal will be deemed a termination without cause or for good reason thereunder.

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Ms. Montoya is entitled to participate in our employee benefit, pension and/or profit sharing plans, and we will pay certain health and dental premiums on her behalf. Ms. Montoya’s employment agreement prohibits her from inducing, soliciting or entertaining any of our employees to leave our employ during the term of the agreement and for 12 months thereafter.

Pursuant to the terms of her employment agreement, Ms. Montoya is entitled to severance in the event of certain terminations of employment. In the event Ms. Montoya’s employment is terminated by us without cause and other than by reason of disability or she resigns for good reason, subject to her timely executing a release of claims in our favor and in addition to certain other accrued benefits, she is entitled to receive 12 months of continued base salary (or 24 months if such termination occurs within 24 months following a change of control).

Marc Glickman, M.D.

On July 22, 2016, we entered into an employment agreement with Marc Glickman, M.D., our Senior Vice President and Chief Medical Officer. Pursuant to the terms of his employment agreement, Dr. Glickman’s initial base salary is $300,000, subject to annual review and adjustment at the discretion of our board of directors, and he will be eligible for an annual year-end discretionary bonus of up to 50% of his base salary, subject to the achievement of key performance indicators, as determined by our board of directors. In connection with his employment, Dr. Glickman received an initial equity grant of an option to purchase up to 369,000 shares of our common stock with 20% of the shares vesting immediately and 80% vesting on a monthly basis over 24 months thereafter. The initial term of Dr. Glickman’s employment agreement ends on December 31, 2018 and will be automatically extended for additional three-year terms, unless either party gives written notice to the other to terminate the agreement or unless sooner terminated under its terms. If we elect not to renew Dr. Glickman’s employment agreement, our non-renewal will be deemed a termination without cause or for good reason thereunder.

Dr. Glickman is entitled to participate in our employee benefit, pension and/or profit sharing plans, and we will pay certain health and dental premiums on his behalf. Dr. Glickman’s employment agreement prohibits him from inducing, soliciting or entertaining any of our employees to leave our employ during the term of the agreement and for 12 months thereafter.

Pursuant to the terms of his employment agreement, Dr. Glickman is entitled to severance in the event of certain terminations of employment. In the event Dr. Glickman’s employment is terminated by us without cause and other than by reason of disability or he resigns for good reason, subject to his timely executing a release of claims in our favor and in addition to certain other accrued benefits, he is entitled to receive 12 months of continued base salary (or 24 months if such termination occurs within 24 months following a change of control).

Steven Cantor

On July 1, 2016, we entered into an employment agreement with Mr. Cantor, which was amended on December 1, 2016, who prior to December 1, 2016, was our business development manager and commencing on December 1, 2016 became our Chief Business Development Officer. Pursuant to the terms of his amended employment agreement, Mr. Cantor’s base salary is subject to annual review and adjustment at the discretion of our board of directors, and in no event shall Mr. Cantor’s annual salary be reduced from the preceding year, is $300,000. Mr. Cantor will be entitled to receive a bonus of $250,000 upon the earlier of (i) a commercial sale of one of our devices, or (ii) the entry into a definitive agreement for the distribution or license of one of our products. We, in our sole discretion, may advance all or any portion of such bonus as certain milestones are advanced. In connection with his employment, Mr. Cantor received 598,800 shares of our common stock, which we issued to replace shares of our common stock previously earned under Mr. Cantor’s prior employment agreement, and we ratified the issuance to Mr. Cantor of a warrant to purchase 833,333 shares of our common stock at an exercise price of $6.00 per share. Mr. Cantor’s amended employment agreement, which terminates on December 31, 2018, will be automatically extended for additional three (3) year terms unless either party gives written notice to the other to terminate such amended employment agreement or unless sooner terminated under its terms.

Mr. Cantor is entitled to participate in our employee benefit, pension and/or profit sharing plans, and we will pay certain health and dental premiums on his behalf. Mr. Cantor’s employment agreement prohibits him from inducing, soliciting or entertaining any of our employees to leave our employ during the term of the agreement and for 12 months thereafter.

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Pursuant to the terms of his employment agreement, Mr. Cantor is entitled to severance in the event of certain terminations of employment. In the event Mr. Cantor’s employment is terminated by us without cause and other than by reason of disability or he resigns for good reason, subject to his timely executing a release of claims in our favor and in addition to certain other accrued benefits, he is entitled to receive 12 months of continued base salary (or 24 months if such termination occurs within 24 months following a change of control).

Potential Payments on Termination or Change of Control

Pursuant to the terms of the employment agreements discussed above, we are entitled to issue severance in the event of certain terminations of employment. In the event employment is terminated by us without cause and other than by reason of disability or he resigns for good reason, subject to his or her timely executing a release of claims in our favor and in addition to certain other accrued benefits, he or she is entitled to receive 12 months of continued base salary (or 24 months if such termination occurs within 24 months following a change of control).

Employee Benefit Plans

2016 Omnibus Incentive Plan

On October 1, 2016, our board of directors adopted the Hancock Jaffe Laboratories, Inc. 2016 Omnibus Incentive Plan, or 2016 Plan, and on October 1, 2016, our stockholders voted to approve of the 2016 Plan. The principal features of the 2016 Plan are summarized below. This summary is qualified in its entirety by reference to the text of the 2016 Plan, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Share Reserve

We have reserved [3,300,000] shares of our common stock for issuance under the 2016 Plan, all of which may be granted as incentive stock options under Code Section 422. The shares of common stock issuable under the 2016 Plan will consist of authorized and unissued shares, treasury shares or shares purchased on the open market or otherwise.

If any award is canceled, terminates, expires or lapses for any reason prior to the issuance of shares or if shares are issued under the 2016 Plan and thereafter are forfeited to the Company, the shares subject to such awards and the forfeited shares will not count against the aggregate number of shares of common stock available for grant under the 2016 Plan. In addition, the following items will not count against the aggregate number of shares of common stock available for grant under the 2016 Plan: (1) the payment in cash of dividends or dividend equivalents under any outstanding award, (2) any award that is settled in cash rather than by issuance of shares of common stock, (3) shares surrendered or tendered in payment of the option price or purchase price of an award or any taxes required to be withheld in respect of an award or (4) awards granted in assumption of or in substitution for awards previously granted by an acquired company.

Administration

The 2016 Plan may be administered by our board of directors or our compensation committee. Our compensation committee, in its discretion, selects the individuals to whom awards may be granted, the time or times at which such awards are granted and the terms and conditions of such awards.

Eligibility

Awards may be granted under the 2016 Plan to officers, employees, directors, consultants and advisors of us and our affiliates. Incentive stock options may be granted only to employees of us or our subsidiaries.

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Awards

The 2016 Plan permits the granting of any or all of the following types of awards:

●	Stock Options. Stock options entitle the holder to purchase a specified number of shares of common stock at a specified price (the exercise price), subject to the terms and conditions of the stock option grant. Our compensation committee may grant either incentive stock options, which must comply with Code Section 422, or nonqualified stock options. Our compensation committee sets exercise prices and terms and conditions, except that stock options must be granted with an exercise price not less than 100% of the fair market value of our common stock on the date of grant (excluding stock options granted in connection with assuming or substituting stock options in acquisition transactions). Unless our compensation committee determines otherwise, fair market value means, as of a given date, the closing price of our common stock. At the time of grant, our compensation committee determines the terms and conditions of stock options, including the quantity, exercise price, vesting periods, term (which cannot exceed 10 years) and other conditions on exercise.

●	Stock Appreciation Rights. Our compensation committee may grant SARs, as a right in tandem with the number of shares underlying stock options granted under the 2016 Plan or as a freestanding award. Upon exercise, SARs entitle the holder to receive payment per share in stock or cash, or in a combination of stock and cash, equal to the excess of the share’s fair market value on the date of exercise over the grant price of the SAR. The grant price of a tandem SAR is equal to the exercise price of the related stock option and the grant price for a freestanding SAR is determined by our compensation committee in accordance with the procedures described above for stock options. Exercise of a SAR issued in tandem with a stock option will reduce the number of shares underlying the related stock option to the extent of the SAR exercised. The term of a freestanding SAR cannot exceed 10 years, and the term of a tandem SAR cannot exceed the term of the related stock option.

●	Restricted Stock, Restricted Stock Units and Other Stock-Based Awards. Our compensation committee may grant awards of restricted stock, which are shares of common stock subject to specified restrictions, and restricted stock units, or RSUs, which represent the right to receive shares of our common stock in the future. These awards may be made subject to repurchase, forfeiture or vesting restrictions at our compensation committee’s discretion. The restrictions may be based on continuous service with us or the attainment of specified performance goals, as determined by our compensation committee. Stock units may be paid in stock or cash or a combination of stock and cash, as determined by our compensation committee. Our compensation committee may also grant other types of equity or equity-based awards subject to the terms and conditions of the 2016 Plan and any other terms and conditions determined by our compensation committee.

●	Performance Awards. Our compensation committee may grant performance awards, which entitle participants to receive a payment from us, the amount of which is based on the attainment of performance goals established by our compensation committee over a specified award period. Performance awards may be denominated in shares of common stock or in cash, and may be paid in stock or cash or a combination of stock and cash, as determined by our compensation committee. Cash-based performance awards include annual incentive awards.

Awards to Non-employee Directors

No more than $250,000 may be granted in equity-based awards during any one year to a non-employee member of our board of directors, based on the grant date fair value for accounting purposes in the case of stock options or SARs and based on the fair market value of our common stock underlying the award on the grant date for other equity-based awards. This limit does not apply to shares received by a non-employee director at his or her election in lieu of all or a portion of the director’s retainer for board service.

No Repricing

Without stockholder approval, our compensation committee is not authorized to (1) lower the exercise or grant price of a stock option or SAR after it is granted, except in connection with certain adjustments to our corporate or capital structure permitted by the 2016 Plan, such as stock splits, (2) take any other action that is treated as a repricing under generally accepted accounting principles or (3) cancel a stock option or SAR at a time when its exercise or grant price exceeds the fair market value of the underlying stock, in exchange for cash, another stock option or SAR, restricted stock, RSUs or other equity award, unless the cancellation and exchange occur in connection with a change in capitalization or other similar change.

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Clawback

All cash and equity awards granted under the 2016 Plan will be subject to all applicable laws regarding the recovery of erroneously awarded compensation, any implementing rules and regulations under such laws, any policies we adopted to implement such requirements, and any other compensation recovery policies as we may adopt from time to time.

Change in Control

Under the 2016 Plan, in the event of a change in control (as defined in the 2016 Plan), outstanding awards will be treated in accordance with the applicable transaction agreement. If no treatment is provided for in the transaction agreement, each award holder will be entitled to receive the same consideration that stockholders receive in the change in control for each share of stock subject to the award holder’s awards, upon the exercise, payment or transfer of the awards, but the awards will remain subject to the same terms, conditions and performance criteria applicable to the awards before the change in control, unless otherwise determined by our compensation committee. In connection with a change in control, outstanding stock options and SARs can be cancelled in exchange for the excess of the per share consideration paid to stockholders in the transaction, minus the option or SARs exercise price.

Subject to the terms and conditions of the applicable award agreements, awards granted to non-employee directors will fully vest on an accelerated basis, and any performance goals will be deemed to be satisfied at target. For awards granted to all other service providers, vesting of awards will depend on whether the awards are assumed, converted or replaced by the resulting entity.

●	For awards that are not assumed, converted or replaced, the awards will vest upon the change in control. For performance awards, the amount vesting will be based on the greater of (1) achievement of all performance goals at the “target” level or (2) the actual level of achievement of performance goals as of our fiscal quarter end preceding the change in control, and will be prorated based on the portion of the performance period that had been completed through the date of the change in control.

●	For awards that are assumed, converted or replaced by the resulting entity, no automatic vesting will occur upon the change in control. Instead, the awards, as adjusted in connection with the transaction, will continue to vest in accordance with their terms and conditions. In addition, the awards will vest if the award recipient has a separation from service within two years after a change in control by us other than for “cause” or by the award recipient for “good reason” (each as defined in the applicable award agreement). For performance awards, the amount vesting will be based on the greater of (1) achievement of all performance goals at the “target” level or (2) the actual level of achievement of performance goals as of our fiscal quarter end preceding the change in control, and will be prorated based on the portion of the performance period that had been completed through the date of the separation from service.

Amendment and Termination of the 2016 Plan

Unless earlier terminated by our board of directors, the 2016 Plan will terminate, and no further awards may be granted, 10 years after the date on which it was approved by our stockholders. Our board of directors may amend, suspend or terminate the 2016 Plan at any time, except that, if required by applicable law, regulation or stock exchange rule, stockholder approval will be required for any amendment. The amendment, suspension or termination of the 2016 Plan or the amendment of an outstanding award generally may not, without a participant’s consent, materially impair the participant’s rights under an outstanding award.

Limitation of Liability and Indemnification Matters

Our amended and restated certificate of incorporation, which will become effective upon the completion of this offering, will limit the liability of our directors for monetary damages for breach of their fiduciary duties, except for liability that cannot be eliminated under the Delaware General Corporation Law. Consequently, our directors will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following:

●	any breach of their duty of loyalty to us or our stockholders;

●	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

●	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

●	any transaction from which the director derived an improper personal benefit.

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Our amended and restated bylaws will also provide that we will indemnify our directors and executive officers and may indemnify our other officers and employees and other agents to the fullest extent permitted by law. Our amended and restated bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in this capacity, regardless of whether our amended and restated bylaws would permit indemnification. We have obtained directors’ and officers’ liability insurance.

We intend to enter into separate indemnification agreements with our directors and executive officers, in addition to indemnification provided for in our amended and restated bylaws. These agreements, among other things, provide for indemnification of our directors and executive officers for expenses, judgments, fines and settlement amounts incurred by this person in any action or proceeding arising out of this person’s services as a director or executive officer or at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

The above description of the indemnification provisions of our amended and restated bylaws and our indemnification agreements is not complete and is qualified in its entirety by reference to these documents, each of which is incorporated by reference as an exhibit to the registration statement to which this prospectus forms a part.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

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PRINCIPAL STOCKHOLDERS

The following table sets forth certain information concerning the ownership of our common stock as of February 2, 2017, with respect to: (i) each person, or group of affiliated persons, known to us to be the beneficial owner of more than five percent of our common stock; (ii) each of our directors; (iii) each of our named executive officers; and (iv) all of our current directors and executive officers as a group.

Applicable percentage ownership is based on 13,253,058 shares of common stock outstanding as of February 2, 2017 and assumes the issuance of 1,005,700 shares of common stock issuable upon the conversion of all shares of our outstanding Series A preferred stock. The percentage of beneficial ownership after this offering assumes the sale and issuance of            shares of common stock in this offering and no exercise by the underwriters of their option to purchase additional shares of common stock.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting or investment power with respect to such securities. In addition, pursuant to such rules, we deemed outstanding shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of February 2, 2017. We did not deem such shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the beneficial owners named in the table below have sole voting and investment power with respect to all shares of our common stock that they beneficially own, subject to applicable community property laws.

	Beneficial Ownership Prior to Offering		Beneficial Ownership After the Offering
Name and Address of Beneficial Owner(1)	Number of Shares	Percentage	Number of Shares	Percentage
5% Stockholders
Biodyne Holdings, S.A.(2)	10,520,098	85.9%
Executive Officers and Directors
Yuri Zhivolo(2)..	10,520,098	85.9%
William R. Abbott	117,200	0.9%
Susan Montoya	654,800	5.1%
Marc Glickman, M.D.	147,600	1.2%
Benedict Broennimann, M.D. .	117,200	0.9%
Steven Cantor(3) .	1,431,333	10.9%
Robert Anderson	-	-
Robert Doyle.	-	-
Gennady Alferenko	-	-
All directors and executive officers as a group (9 persons)	12,988,231	92.0%

* Represents beneficial ownership of less than 1%.

(1)	Unless otherwise noted, the business address for each holder is 70 Doppler, Irvine, California 92618.
(2)

Mr. Zhivilo is the controlling shareholder, President and director of Biodyne Holdings, S.A., or Biodyne, and may be deemed to be the beneficial owner of the shares of common stock owned by Biodyne. He has voting and investment power over the shares held by Biodyne. The principal business address of Biodyne is 13 Rue de la Gare, 1100 Morges, Switzerland.

(3)	Consists of 598,800 shares of common stock owned by Mr. Cantor and 833,333 shares of common stock issuable upon exercise of a $6.00 warrant issued by us to Mr. Cantor.

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CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of transactions since January 1, 2015 to which we were a party in which (i) the amount involved exceeded or will exceed the lesser of $120,000 of one percent (1%) of our average total assets at year end for the last two completed fiscal years and (ii) any of our directors, executive officers or holders of more than 5% of our capital stock, or any member of the immediate family of, or person sharing the household with, any of the foregoing persons, who had or will have a direct or indirect material interest, other than equity and other compensation, termination, change in control and other similar arrangements, which are described under “Executive and Director Compensation.”

Biodyne Holding, S.A.

On June 30, 2015, we entered into a loan agreement with Biodyne Holding, S.A., or Biodyne. The loan agreement has a maximum borrowing capacity of $2,200,000, available in advances in several installments over a period of 8 months. All advances bore interest at a rate of 3% per annum. The interest was due and payable on an annual basis, the first payment of which was due November 1, 2016. The highest principal balance owed under the loan agreement was approximately $1,200,000 as of August 31, 2016. On August 31, 2016, the entire principal advanced and $36,789 of related interest were exchanged for 247,358 shares of our common stock at a per share exchange price of $5.00.

As of the date of this prospectus, Biodyne owns 10,518,500 shares of our common stock, representing an ownership interest of approximately 86%. In addition, Yury Zhivilo, the chairman of our board of directors, is the majority shareholder of of Biodyne.

Steven Cantor

On May 5, 2016, pursuant to his employment agreement, we issued a warrant to Steven Cantor, our Chief Business Development Officer, to purchase 833,333 shares of our common stock at an initial exercise price of $6.00 per share. The warrant is immediately vested and exercisable until May 5, 2023. Steven Cantor also owns 598,800 shares of our common stock.

Hancock Jaffe Laboratories Aesthetics, Inc.

On April 1, 2016 we entered into a common stock purchase agreement with Hancock Jaffe Laboratories Aesthetics, Inc., or HJLA, pursuant to which HJLA granted us the option to purchase 484,358 shares of its common stock for a per share purchase price of $8.66 and for an aggregate purchase price of $4,194,540.28, in monthly installments of 20,785 shares, through and until January 15, 2017 (such last months’ installment is equal to 297,293 shares). Should we choose not to purchase all of the shares, we have the opportunity to extend this last installment date upon our mutual agreement. In addition and in exchange for $445,200, HJLA granted to us an exclusive right for a period through December 31, 2025, to provide development and manufacturing services for any and all product candidates developed by HJLA during that period. To date, we have not elected to purchase shares of HJLA’s common stock.

During the last two fiscal years, we paid HJLA $487,900 as short term advances.

We own 300,000 shares of HJLA’s common stock, representing an ownership interest of approximately 30%.

Indemnification of Officers and Directors

Our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective in connection with the completion of this offering, will provide that we will indemnify each of our directors and officers to the fullest extent permitted by Delaware law. Further, we intend to enter into indemnification agreements with each of our directors and officers, and we have purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances. For further information, see “Executive and Director Compensation—Limitations of Liability and Indemnification Matters.”

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Policies and Procedures for Related Party Transactions

All future transactions between us and our officers, directors or five percent stockholders, and respective affiliates will be on terms no less favorable than could be obtained from unaffiliated third parties and will be approved by a majority of our independent directors who do not have an interest in the transactions and who had access, at our expense, to our legal counsel or independent legal counsel.

To the best of our knowledge, during the past two fiscal years, other than as set forth above, there were no material transactions, or series of similar transactions, or any currently proposed transactions, or series of similar transactions, to which we were or are to be a party, in which the amount involved exceeds $120,000, and in which any director or executive officer, or any security holder who is known by us to own of record or beneficially more than 5% of any class of our common stock, or any member of the immediate family of any of the foregoing persons, has an interest (other than compensation to our officers and directors in the ordinary course of business).

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DESCRIPTION OF CAPITAL STOCK

The following is a summary of the rights of our common stock and preferred stock, certain provisions of our amended and restated certificate of incorporation and our amended and restated bylaws as they will be in effect upon completion of this offering and applicable law. This summary does not purport to be complete and is qualified in its entirety by the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, copies of which have been filed as exhibits to the registration statement and are incorporated by reference to our registration statement, of which this prospectus forms a part.

Authorized Capital Stock

Immediately prior to the completion of this offering and upon the filing of our amended and restated certificate of incorporation, our authorized capital stock will consist of 30,000,000 shares of common stock, par value $0.00001 per share, and 2,000,000 shares of undesignated preferred stock, par value $0.00001 per share.

Common Stock

As of February 2, 2017, and after giving effect to the automatic conversion of all of our outstanding preferred stock into common stock in connection with this offering, there were 13,251,458 shares of common stock issued and outstanding, and 2,592,000 shares of common stock issuable upon exercise of outstanding stock options.

Under the terms of our amended and restated certificate of incorporation, holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders, including the election of directors, and do not have cumulative voting rights. The holders of outstanding shares of Common Stock are entitled to receive dividends out of assets or funds legally available for the payment of dividends of such times and in such amounts as the board from time to time may determine. Our common stock is not entitled to pre-emptive rights and is not subject to conversion or redemption. Upon liquidation, dissolution or winding up of our company, the assets legally available for distribution to stockholders are distributable ratably among the holders of our common stock after payment of liquidation preferences, if any, on any outstanding payment of other claims of creditors.

An election of directors by our stockholders is determined by majority of the votes cast by the stockholders entitled to vote on the election, other than any directors the holders of any preferred stock we may issue may be entitled to elect. Any director may be removed without cause by and only by the affirmative vote of the stockholders entitled to vote. Any director elected by a majority vote of the stockholders entitled to vote may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. A vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series.

Under the Delaware General Corporation Law and our amended and restated bylaws, our board of directors may declare and pay dividends upon shares of our capital stock out of legally available funds, subject to any restrictions in our amended and restated certificate of incorporation. In the event of our liquidation or dissolution, the holders of common stock are entitled to receive proportionately all assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription or conversion rights and there are no redemption or sinking funds provisions applicable to our common stock. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

As of February 2, 2017, there were 1,005,700 outstanding shares of Series A preferred stock, which are currently expected to be converted into 1,005,700 shares of common stock immediately prior to the closing of this offering, and no outstanding shares of Series B convertible preferred stock. Upon the closing of this offering, we will have no shares of our preferred stock outstanding, but our board of directors will be authorized, without further action by the stockholders, to create and issue one or more series of preferred stock and to fix the rights, preferences and privileges thereof. Among other rights, our board of directors may determine, without further vote or action by our stockholders:

●	the number of shares constituting the series and the distinctive designation of the series;

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●	the dividend rate on the shares of the series, whether dividends will be cumulative, and if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of the series;

●	whether the series will have voting rights in addition to the voting rights provided by law and, if so, the terms of the voting rights;

●	whether the series will have conversion privileges and, if so, the terms and conditions of conversion;

●	whether or not the shares of the series will be redeemable or exchangeable, and, if so, the dates, terms and conditions of redemption or exchange, as the case may be;

●	whether the series will have a sinking fund for the redemption or purchase of shares of that series, and, if so, the terms and amount of the sinking fund; and

●	the rights of the shares of the series in the event of our voluntary or involuntary liquidation, dissolution or winding up and the relative rights or priority, if any, of payment of shares of the series.

Although we presently have no plans to issue any shares of preferred stock upon completion of the offering, any future issuance of shares of preferred stock, or the issuance of rights to purchase preferred shares, could, among other things, decrease the amount of earnings and assets available for distribution to the holders of common stock or could adversely affect the rights and powers, including voting rights, of the holders of the common stock.

Options

As of February 2, 2017 we had outstanding options to purchase an aggregate 2,592,000 shares of our common stock, with a weighted-average exercise price of $5.00 per share.

Warrants

Legend Securities, Inc., or Legend, acted as our placement agent for the offering of 1,300,000 shares of Series A preferred stock on October 26, 2015 and in connection therewith, we issued Legend warrants to purchase an aggregate of 1,005,700 shares of Series A preferred stock with an exercise price of $5.00 per share. The shares of Series A preferred stock issuable upon exercise of such warrants shall have the same rights as shares sold to investors in the Series A preferred stock financing.

On May 5, 2016, pursuant to his employment agreement, we issued a warrant to Steven Cantor, our Chief Business Development Officer, to purchase 833,333 shares of our common stock at an initial exercise price of $6.00 per share. The warrant is immediately vested and exercisable until May 5, 2023.

Registration Rights

Form S-3 Demand Registration Rights

Pursuant to the Investors’ Rights Agreement, dated as of October 26, 2015, or the Series A Investors’ Rights Agreement, if we are eligible to file a registration statement on Form S-3, the holders of at least 30% of the registrable (i) shares of our common stock issued or issuable upon conversion of our Series A preferred stock, (ii) shares of our common stock issued or issuable upon conversion of any of our securities by the parties to such agreement, and (iii) common stock issued as a dividend or other distribution with respect to the shares in (i) and (ii), have the right to demand that we file a shelf registration statement for such holders on Form S-3. Under specified circumstances, we also have the right to defer filing of a requested registration statement for a period of not more than 120 days, which right may not be exercised more than once during any period of 12 consecutive months. These registration rights are subject to additional conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances.

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Pursuant to the proposed Investors’ Rights Agreement, dated as of January 9, 2016, or the Series B Investors’ Rights Agreement, if we are eligible to file a registration statement on Form S-3, the holders of at least 30% of the registrable (i) shares of our common stock issued or issuable upon conversion of our Series B convertible preferred stock, (ii) shares of our common stock issued or issuable upon conversion of any of our securities by the parties to such agreement, and (iii) common stock issued as a dividend or other distribution with respect to the shares in (i) and (ii), have the right to demand that we file a shelf registration statement for such holders on Form S-3. Under specified circumstances, we also have the right to defer filing of a requested registration statement for a period of not more than 120 days, which right may not be exercised more than once during any period of 12 consecutive months. These registration rights are subject to additional conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances.

Piggyback Registration Rights

Pursuant to the Series A Investors’ Rights Agreement, whenever we propose to file a registration statement under the Securities Act, other than with respect to a registration related to employee benefit or similar plans, or corporate reorganizations or other transactions under Rule 145 under the Securities Act, the holders of registrable (i) shares of our common stock issued or issuable upon conversion of our Series A preferred stock, (ii) shares of our common stock issued or issuable upon conversion of any of our securities by the parties to such agreement, and (iii) common stock issued as a dividend or other distribution with respect to the shares in (i) and (ii), are entitled to notice of the registration and have the right to include their registrable securities in such registration. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement, including the right to exclude all such stockholder shares from this offering.

Pursuant to the Series B Investors’ Rights Agreement, whenever we propose to file a registration statement under the Securities Act, other than with respect to a registration related to employee benefit or similar plans, or corporate reorganizations or other transactions under Rule 145 under the Securities Act, the holders of registrable (i) shares of our common stock issued or issuable upon conversion of our Series B convertible preferred stock, (ii) shares of our common stock issued or issuable upon conversion of any of our securities by the parties to such agreement, and (iii) common stock issued as a dividend or other distribution with respect to the shares in (i) and (ii), are entitled to notice of the registration and have the right to include their registrable securities in such registration. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement, including the right to exclude all such stockholder shares from this offering.

Expenses of Registration

Pursuant to the Series A and Series B Investors’ Rights Agreements, we are required to pay certain expenses in an amount not to exceed $25,000, relating to any Form S-3 or piggyback registration by the holders of registerable securities thereunder, subject to certain limitations.

Expiration of Registration Rights

The registration rights described under the Series A Investors’ Rights Agreement will expire for each holder immediately prior to the consummation of this offering, or upon a sale transaction, whichever occurs first.

The registration rights described under the Series B Investors’ Rights Agreement will expire for each holder at such time (i) the closing of a deemed liquidation event, (ii) Rule 144 or another similar exemption under the Securities Act is available for the sale of such investors’ shares without limitation during a three-month period without registration and (iii) the fourth anniversary of the Series B Investors’ Rights Agreement.

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Delaware Anti-Takeover Law and Provisions of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Some provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws contain provisions that could make the following transactions more difficult: an acquisition of us by means of a tender offer; an acquisition of us by means of a proxy contest or otherwise; or the removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions which provide for payment of a premium over the market price for our shares.

These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of the increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Delaware Anti-Takeover Law

We are subject to Section 203 of the Delaware General Corporation Law. Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

●	prior to the date of the transaction, the Board of Directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

●	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding specified shares; or

●	at or subsequent to the date of the transaction, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3 % of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a “business combination” to include:

●	any merger or consolidation involving the corporation and the interested stockholder;

●	any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10% or more of the assets of the corporation to or with the interested stockholder;

●	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

●	subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

●	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as any person that is:

●	the owner of 15% or more of the outstanding voting stock of the corporation;

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●	an affiliate or associate of the corporation who was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date; or

●	the affiliates and associates of the above.

Under specific circumstances, Section 203 makes it more difficult for an “interested stockholder” to effect various business combinations with a corporation for a three-year period, although the stockholders may, by adopting an amendment to the corporation’s certificate of incorporation or bylaws, elect not to be governed by this section, effective 12 months after adoption.

Our amended and restated certificate of incorporation and amended and restated bylaws do not exclude us from the restrictions of Section 203. We anticipate that the provisions of Section 203 might encourage companies interested in acquiring us to negotiate in advance with our Board of Directors since the stockholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder.

Undesignated Preferred Stock

The ability of our board of directors, without action by the stockholders, to issue up to [______] shares of undesignated preferred stock with voting or other rights or preferences as designated by our board of directors could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

Stockholder Meetings

Our amended and restated bylaws provide that a special meeting of stockholders may be called only by our chairman of the board, chief executive officer or president, or by a resolution adopted by a majority of our board of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals to be brought before a stockholder meeting and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

Elimination of Stockholder Action by Written Consent

Our amended and restated certificate of incorporation and amended and restated bylaws eliminate the right of stockholders to act by written consent without a meeting.

Removal of Directors

Our amended and restated certificate of incorporation provides that no member of our board of directors may be removed from office by our stockholders except for cause and, in addition to any other vote required by law, upon the approval of not less than [two-thirds] of the total voting power of all of our outstanding voting stock then entitled to vote in the election of directors.

Stockholders Not Entitled to Cumulative Voting

Our amended and restated certificate of incorporation does not permit stockholders to cumulate their votes in the election of directors. Accordingly, the holders of a majority of the outstanding shares of our common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they choose, other than any directors that holders of our preferred stock may be entitled to elect.

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Choice of Forum

Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative form, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for: (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a claim of breach of a fiduciary duty or other wrongdoing by any of our directors, officers, employees or agents to us or our stockholders; (3) any action asserting a claim against us arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or amended and restated bylaws; (4) any action to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or amended and restated bylaws; or (5) any action asserting a claim governed by the internal affairs doctrine. Our amended and restated certificate of incorporation also provides that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to this choice of forum provision. It is possible that a court of law could rule that the choice of forum provision contained in our amended and restated certificate of incorporation is inapplicable or unenforceable if it is challenged in a proceeding or otherwise. This choice of forum provision has important consequences to our stockholders. See “Risk Factors— Provisions of our charter documents or Delaware law could delay or prevent an acquisition of us, even if the acquisition would be beneficial to our stockholders, which could make it more difficult for you to change management.”

Amendment Provisions

The amendment of any of the above provisions, except for the provision making it possible for our board of directors to issue preferred stock, would require approval by holders of at least a majority of the total voting power of all of our outstanding voting stock.

The provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the composition of our board and management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Elimination of Monetary Liability for Officers and Directors

Our amended and restated certificate of incorporation incorporates certain provisions permitted under the Delaware General Corporation Law relating to the liability of directors. The provisions eliminate a director’s liability for monetary damages for a breach of fiduciary duty. Our amended and restated certificate of incorporation also contains provisions to indemnify the directors, officers, employees or other agents to the fullest extent permitted by the Delaware General Corporation Law. We believe that these provisions will assist us in attracting and retaining qualified individual to serve as directors.

Exchange Listing

We intend to apply to list our common shares on the Nasdaq Capital Market under the trading symbol “ .”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Vstock Transfer, LLC. The transfer agent and registrar’s address is 18 Lafayette Pl, Woodmere, New York 11598.

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SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, no public market existed for our common stock. Future sales of substantial amounts of our common stock in the public market following this offering, or the possibility of such sales occurring, could adversely affect prevailing market prices and could impair our ability to raise capital through the offering of equity securities.

Based on the number of shares of common stock outstanding as of February 2, 2017, upon the completion of this offering, we will have a total of [______] shares of common stock outstanding, assuming an initial public offering price of $[______] per share and assuming no exercise by the underwriters of their option to purchase additional shares of common stock and no exercise of outstanding options or warrants to purchase shares of common stock. All of the shares sold in this offering will be freely tradable unless held by our “affiliates”, as defined in Rule 144 under the Securities Act. The remaining [______] shares of common stock held by existing stockholders, including [______] shares of common stock issued upon conversion of outstanding shares of our Series A preferred stock, are restricted securities, as such term is defined in Rule 144 under the Securities Act. These restricted shares may generally be sold in the public market only if registered under the Securities Act or if such resale qualifies for an available exemption from registration described below under Rule 144 promulgated under the Securities Act.

As a result of contractual restrictions described below and the provisions of Rules 144 and 701 promulgated under the Securities Act, the shares of common stock sold in this offering and the restricted securities will be available for sale in the public market as follows:

●	all the shares of common stock sold in this offering will be eligible for immediate sale upon the closing of this offering; and

●	[______] common shares will be eligible for sale in the public market upon expiration of lock-up agreements 180 days after the date of this prospectus, subject, in certain circumstances to the volume, manner of sale and other limitations under Rule 144 and Rule 701.

Rule 144

In general, persons (or persons whose shares are required to be aggregated) who have beneficially owned shares of our common stock for at least six months, and any affiliate of ours who owns shares of our common stock, are entitled to sell their securities without registration with the SEC under an exemption from registration provided by Rule 144 under the Securities Act.

Non-Affiliates

Any person (or persons whose shares are required to be aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities for at least six months, including the holding period of any prior owner other than one of our affiliates, is entitled to sell those shares, subject only to the availability of current public information about us and provided that we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. If such person has held our shares for at least one year, such person can resell such shares under Rule 144(b)(1) without regard to any Rule 144 restrictions, including the 90-day public company and current public information requirements.

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Affiliates

Any person (or persons whose shares are required to be aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be subject to the restrictions described above. Additionally, such person would be subject to additional restrictions, pursuant to which such person would be required to comply with the manner of sale and notice provisions of Rule 144 and would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

●	1% of the number of shares of common stock then outstanding, which will equal approximately [______] immediately after this offering, based on the number of shares outstanding as of [December 31, 2016] and assuming no exercise by the underwriters of their option to purchase additional shares of common stock and no outstanding options or warrants; or

●	the average weekly trading volume of our shares of common stock on the Nasdaq Capital Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Additionally, persons who are our affiliates at the time of, or any time during the three months preceding, a sale may sell unrestricted securities under the requirements of Rule 144 described above, without regard to the six-month holding period of Rule 144, which does not apply to sales of unrestricted securities.

Notwithstanding the availability of Rule 144, the holders of [______] of our restricted shares of common stock have entered into lock-up agreements, as described below, and their restricted shares of stock will become eligible for sale at the expiration of the restrictions set forth in those agreements. Such sales both by affiliates and non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Rule 701

Under Rule 701 under the Securities Act, shares of our common stock acquired upon the exercise of currently outstanding options or pursuant to other rights granted under our stock plans may be resold, by:

●	persons other than affiliates, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject only to the manner-of-sale provisions of Rule 144; and

●	our affiliates, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject to the manner-of-sale and volume limitations, current public information and filing requirements of Rule 144, in each case, without compliance with the six-month holding period requirement of Rule 144.

Notwithstanding the foregoing, all our Rule 701 shares are subject to lock-up agreements as described below and in the section titled “Underwriting” and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Lock-Up Agreements

We and all our executive officers, directors and other certain holders of an aggregate of [______] shares of our capital stock and securities convertible into or exchangeable for our capital stock have agreed that, subject to certain exceptions, for a period of 180 days after the date of this prospectus, we and they will not, without the prior written consent of the underwriters, directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, or otherwise dispose of or hedge any of our shares of common stock, any options or warrants to purchase our shares of common stock, or any securities convertible into, or exchangeable for or that represent the right to receive our shares of common stock. The underwriters may, in their discretion, release any of the securities subject to these lock-up agreements at any time. Upon the expiration of the lock-up period, all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above.

Form S-8 Registration Statement

We intend to file registration statements on Form S-8 under the Securities Act after the closing of this offering to register the shares of our common stock that are issuable pursuant to our 2016 Omnibus Incentive Plan. The registration statements are expected to be filed and become effective as soon as practicable after the completion of this offering. Accordingly, shares registered under the registration statements will be available for sale in the open market following their effective dates, subject to Rule 144 volume limitations and the lock-up arrangement described above, if applicable.

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UNDERWRITING

                    are acting as representatives of each of the underwriters named below. Subject to the terms and conditions of the underwriting agreement, the underwriters named below have severally agreed to purchase from us the following respective number of shares of our common stock:

Underwriter	Number of Shares
Total

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel including the validity of the shares, and subject to other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The offering of the shares by the underwriters is also subject to the underwriters’ right to reject any order in whole or in part.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $ per share. The underwriters and selling group members may allow a discount of $ per share on sales to other broker/dealers. After the initial public offering the representatives may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation we will pay:

	Per Share		Total
	Without Over- allotment	Full Exercise	Without Over- allotment	Full Exercise
Underwriting discounts and commissions

●	We estimate that our out of pocket expenses for this offering (not including any underwriting discounts and commissions) will be approximately $ million.

●	We have agreed to reimburse the underwriters for expenses of up to $ related to clearance of this offering with the Financial Industry Regulatory Authority, Inc., or FINRA.

●	The representative has informed us that it does not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of common stock being offered. The underwriters will not confirm sales to any accounts over which they exercise discretionary authority without first receiving a written consent from those accounts.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock, or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of the representative for a period of days after the date of this prospectus , except (a) issuances pursuant to the conversion or exchange of convertible or exchangeable securities (including cashless or “net” exercises, other than broker-assisted cashless exercises) or the exercise of warrants or options, in each case outstanding on the date of this prospectus and described in this prospectus, (b) grants of employee stock options pursuant to the terms of a plan described in this prospectus, (c) issuances pursuant to the exercise of such options, or (d) satisfaction of certain existing contractual obligations, such as .

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Our officers, directors and all of our existing security holders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercise for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock, or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the representative for a period of days after the date of this prospectus.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be negotiated between us and the representatives. In determining the initial public offering price of our common stock, the representatives will consider:

●	The prospects for the industry in which we compete;

●	our financial information;

●	the ability of our management and our business potential and earning prospects;

●	the prevailing securities markets at the time of this offering; and

●	the recent market prices of, and the demand for, publicly traded shares of generally comparable companies.

We will apply to list the shares of common stock on the Nasdaq Capital Market under the symbol “ “.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, liabilities arising from breaches of the representations and warranties contained in the underwriting agreement and to contribute to payments that the underwriters may be required to make for these liabilities.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

●	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

●	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

●	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

●	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq Capital Market or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representative may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

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LEGAL MATTERS

Certain legal matters with respect to the shares of common stock offered hereby will be passed upon by [______]. Certain other legal matters will be passed upon for the underwriters by [______].

EXPERTS

The consolidated financial statements of Hancock Jaffe Laboratories, Inc. as of December 31, 2015 and 2014 and for each of the years then ended have been audited by Marcum LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are included in this prospectus and registration statement in reliance upon the report (which report includes an explanatory paragraph relating to our ability to continue as a going concern) of Marcum LLP, appearing elsewhere herein, and upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered in this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and our common stock, we refer you to the registration statement and to its exhibits and schedules. Statements in this prospectus about the contents of any contract, agreement or other document are not necessarily complete and, in each instance, we refer you to the copy of such contract, agreement or document filed as an exhibit to the registration statement, with each such statement being qualified in all respects by reference to the document to which it refers. Anyone may inspect and copy the registration statement and its exhibits and schedules at the Public Reference Room the SEC maintains at 100 F Street, NE, Washington, D.C. 20549. You may obtain further information about the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also inspect the registration statement and its exhibits and schedules and other information without charge at the website maintained by the SEC. The address of this site is www.sec.gov.

We also file periodic reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above. We also maintain a website at www.ener-core.com, by which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information that is contained on, or that may be accessed through, our website is not a part of this prospectus. We have included our website in this prospectus solely as an inactive textual reference.

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INDEX TO FINANCIAL STATEMENTS

HANCOCK JAFFE LABORATORIES, INC. CONSOLIDATED FINANCIAL STATEMENTS

F-1

HANCOCK JAFFE LABORATORIES, INC.

CONDENSED BALANCE SHEETS

	September 30, 2016	December 31, 2015
	(unaudited)
Assets
Current Assets:
Cash	$78,048	$1,585,205
Accounts receivable, net	32,672	-
Receivables from sale of assets	166,250	-
Inventory	97,083	-
Related party deposits	-	75,000
Prepaid expenses and other current assets	113,206	15,431
Current assets of discontinued operations	-	183,973
Total Current Assets	487,259	1,859,609
Property and equipment, net	38,719	64,658
Intangible asset, net	1,263,545	899,411
Deferred offering costs	87,275	25,000
Security deposit and other assets	30,343	26,113
Total Assets	$1,907,141	$2,874,791

Liabilities and Stockholders’ Deficiency
Current Liabilities:
Accounts payable	$355,652	$618,279
Accrued expenses	316,298	128,935
Accrued expenses - related party	8,598	9,749
Note payable	-	111,000
Notes payable - related party	444,772	1,719,908
Derivative liabilities	142,519	74,089
Current liabilities of discontinued operations	-	1,993,251
Total Liabilities	1,267,839	4,655,211

Redeemable Convertible Series A Preferred Stock, par value $0.00001, 1,300,000 shares authorized, 935,700 and 436,000 shares issued and outstanding as of September 30, 2016 and December 31, 2015, respectively	3,684,743	1,796,484

Commitments and Contingencies

Stockholders’ Deficiency:
Preferred stock, par value $0.00001, 2,000,000 shares are authorized; 700,000 shares available for designation as of September 30, 2016 and December 31, 2015
Common stock, par value $0.00001, 30,000,000 shares authorized, 12,247,358 and 12,000,000 shares issued and outstanding as of September 30, 2016 and December 31, 2015, respectively	122	120
Additional paid-in capital	23,142,533	20,763,836
Accumulated deficit	(26,188,096)	(24,340,860)
Total Stockholders’ Deficiency	(3,045,441)	(3,576,904)
Total Liabilities and Stockholders’ Deficiency	$1,907,141	$2,874,791

See Notes to these Unaudited Condensed Financial Statements

F-2

HANCOCK JAFFE LABORATORIES, INC.

CONDENSED STATEMENTS OF OPERATIONS

(unaudited)

	For The Nine Months Ended September 30,
	2016	2015

Revenues:
Product sales	$412,400	$-
Royalty income	68,653	-
	481,053	-
Cost of goods sold	598,295	-
Gross Loss	(117,242)	-

Selling, general and administrative expenses	3,406,367	706,342
Loss from Operations	(3,523,609)	(706,342)

Other Expense (Income):
Equity loss in unconsolidated affiliate	487,900	-
Interest expense, net	50,471	47,843
Change in fair value of derivative liabilities	(13,976)	-
Total Other Expense	524,395	47,843

Loss from Continuing Operations	(4,048,004)	(754,185)

Discontinued Operations:
Loss from discontinued operations, net of tax	(298,286)	(291,881)
Gain on sale of discontinued operations, net of tax	2,499,054	-
Income (Loss) from Discontinued Operations, net of tax	2,200,768	(291,881)
Net Loss	(1,847,236)	(1,046,066)
Cumulative dividend to Series A preferred stockholders	(243,938)	-
Net Loss Attributable to Common Stockholders	$(2,091,174)	$(1,046,066)

Net Loss Per Basic and Diluted Common Share:
Loss from continuing operations attributable to common stockholders	$(0.35)	$(0.06)
Income (loss) from discontinued operations, net of tax	0.18	(0.03)
Net Loss Per Basic and Diluted Common Share:	(0.17)	(0.09)

Weighted Average Number of Common Shares Outstanding:
Basic and Diluted	12,027,040	12,000,000

See Notes to these Unaudited Condensed Financial Statements

F-3

HANCOCK JAFFE LABORATORIES, INC.

CONDENSED STATEMENT OF CHANGES IN TEMPORARY EQUITY AND STOCKHOLDERS’ DEFICIENCY

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016

(unaudited)

	Series A Redeemable				Additional		Total
	Preferred Stock		Common Stock		Paid-in	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficiency
Balance at December 31, 2015	436,000	$1,796,484	12,000,000	$120	$20,763,836	$(24,340,860)	$(3,576,904)

Series A redeemable convertible preferred stock issued	499,700	1,888,259

Exchange of note payable and accrued interest into common stock			247,358	2	1,234,814		1,234,816

Stock-based compensation	-	-	-	-	1,143,883	-	1,143,883

Net loss	-	-	-	-	-	(1,847,236)	(1,847,236)

Balance at September 30, 2016	935,700	$3,684,743	12,247,358	$122	$23,142,533	$(26,188,096)	$(3,045,441)

See Notes to these Unaudited Condensed Financial Statements

F-4

HANCOCK JAFFE LABORATORIES, INC.

CONDENSED STATEMENTS OF CASH FLOWS

(unaudited)

	For The Nine Months Ended
	September 30,
	2016	2015
Cash Flows from Operating Activities
Net Loss	$(1,847,236)	$(1,046,066)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	1,143,883	-
Depreciation and amortization	110,421	96,274
Gain on sale of discontinued operations	(2,499,054)	-
Equity loss in unconsolidated affiliate	487,900	-
Change in fair market value of derivatives	(13,976)	-
Changes in operating assets and liabilities:
Accounts receivable, net	299,828	22,254
Receivables from sale of assets	166,250	-
Inventory	(219,353)	181,219
Prepaid expenses and other current assets	(102,005)	(22,135)
Accounts payable	(262,627)	17,808
Accrued expenses	221,761	68,440
Advances from distributor	100,000	735,000
Deferred revenues	46,801	(250,215)
Total adjustments	(520,171)	848,645
Net cash used in operating activities	(2,367,407)	(197,421)

Cash Flows from Investing Activities
Purchase of intangible assets	(370,200)	-
Advances - related party	(487,900)	(44,689)
Purchase of property and equipment	(3,416)	(1,980)
Net cash used in investing activities	(861,516)	(46,669)

Cash Flows from Financing Activities
Payments of deferred offering costs associated with initial public offering	(62,275)	-
Proceeds from issuance of redeemable Series A preferred stock and warrant, net of offering costs of $527,835	1,970,665
Proceeds from issuance of note payable	-	626,696
Repayments of notes payable	(111,000)	-
Repayments of notes payable - related party	(75,624)	(390,000)
Net cash provided by financing activities	1,721,766	236,696

Net Decrease in Cash	(1,507,157)	(7,394)
Cash - Beginning of Period	1,585,205	58,026
Cash - End of Period	$78,048	$50,632

Supplemental Disclosures of Cash Flow Information:
Cash Paid During the Period For:
Interest	$37,667	$-

Supplemental disclosures of non-cash investing and financing activities
Issuance of placement agent warrants in connection with preferred stock offering included in derivative liabilities	$82,406	$-

Forgiveness of debt in connection with the sale of discontinued operations	$2,805,297	$-

Exchange of note payable and accrued interest into common stock	$1,234,816	$-

See Notes to these Unaudited Condensed Financial Statements

F-5

HANCOCK JAFFE LABORATORIES, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

(unaudited)

Note 1 - Business Organization and Nature of Operations

Hancock Jaffe Laboratories, Inc. (“Hancock Jaffe” or the “Company”) develops and sells biological tissue solutions to treat patients with coronary, vascular, end stage renal and peripheral arterial diseases in the United States and Europe. The Company was founded in 1987 and is headquartered in Irvine, California. Hancock Jaffe was incorporated in the State of Delaware on December 22, 1999.

On September 1, 2015, our board of directors approved a 2.1144 for 1.00 forward stock split of the Company’s common stock, which became effective on July 22, 2016. Per share and share amounts presented herein have been adjusted for all periods presented to give retroactive effect to the 2.1144 for 1.00 stock split. See Note 9 – Temporary Equity and Stockholders’ Deficiency for additional details regarding the Company’s authorized capital.

Note 2 - Going Concern and Management’s Liquidity Plans

The accompanying condensed financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The condensed financial statements do not include any adjustments relating to the recoverability and classification of asset amounts or the classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company incurred losses from continuing operations of $4,048,004 and $754,185 during the nine months ended September 30, 2016 and 2015, respectively, and has an accumulated deficit of $26,188,096 at September 30, 2016. Cash used in operating activities was $2,367,407 and $197,421 for the nine months ended September 30, 2016 and 2015, respectively. The aforementioned factors raise substantial doubt about the Company’s ability to continue as a going concern.

During the nine months ended September 30, 2016, the Company received net cash proceeds of $1,970,665 from the sale of Series A Redeemable Convertible Preferred Stock (“Series A Preferred Stock”) and warrants (see Note 9 – Temporary Equity and Stockholders’ Deficiency). As of September 30, 2016, Hancock Jaffe had a cash balance of $78,048 and working capital deficiency of $780,580.

The Company expects to continue incurring losses for the foreseeable future and will need to raise additional capital to sustain its operations, pursue its product development initiatives and penetrate markets for the sale of its products. Management believes that the Company has access to capital resources through possible public or private equity offerings, debt financings, corporate collaborations or other means; however, the Company cannot provide any assurance that it will be able to raise additional capital or obtain new financing on commercially acceptable terms.

F-6

HANCOCK JAFFE LABORATORIES, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

(unaudited)

Note 3 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and disclosures required by accounting principles generally accepted in the United States of America for completed financial statements. In the opinion of management, such statements include all adjustments (consisting only of normal recurring items) which are considered necessary for a fair presentation of the unaudited condensed financial statements of the Company as of September 30, 2016, and for the nine months ended September 30, 2016 and 2015. The results of operations for the nine months ended September 30, 2016 are not necessarily indicative of the operating results for the full year. It is suggested that these unaudited condensed financial statements be read in conjunction with the financial statements and notes thereto for the year ended December 31, 2015. The balance sheet as of December 31, 2015 has been derived from the Company’s audited financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates. Significant estimates and assumptions include the valuation allowance related to the Company’s deferred tax assets, and the valuation of common stock warrants and derivative liabilities – preferred stock warrants.

Inventory

Inventory is stated at the lower of cost or market, with cost determined on a first-in, first-out basis. The Company reduces the carrying value of inventory for those items that are potentially excess, obsolete or slow-moving based on changes in customer demand, technology developments or other economic factors. Inventory balances at September 30, 2016 consist primarily of finished goods of $47,244 and work in progress of $49,839. Inventory balances at December 31, 2015 were sold pursuant to an Asset Purchase Agreement (see Note 4 – Discontinued Operations), and are presented as current assets of discontinued operations on the accompanying condensed balance sheet. There is no inventory reserve at September 30, 2016 or December 31, 2015.

Deferred Offering Costs

Deferred offering costs, which primarily consist of direct, incremental professional fees relating to debt and equity offerings are capitalized within non-current assets. The deferred offering costs will be offset against the proceeds upon the consummation of the offering. In the event the offering is terminated, deferred offering costs will be expensed. As of September 30, 2016 and December 31, 2015, the Company has recognized deferred offering costs consisting primarily of legal costs related to a potential initial public offering totaling $87,275 and $25,000, respectively, in the accompanying condensed balance sheets.

F-7

HANCOCK JAFFE LABORATORIES, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

(unaudited)

Note 3 - Summary of Significant Accounting Policies, continued

Fair Value of Financial Instruments

The Company measures the fair value of financial assets and liabilities based on the guidance of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 820 “Fair Value Measurements and Disclosures” (“ASC 820”) which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.

ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 describes three levels of inputs that may be used to measure fair value:

Level 1 — quoted prices in active markets for identical assets or liabilities.

Level 2 — quoted prices for similar assets and liabilities in active markets or inputs that are observable.

Level 3 — inputs that are unobservable (for example, cash flow modeling inputs based on assumptions).

Financial instruments, including accounts receivable, accounts payable and short term advances are carried at cost, which management believes approximates fair value due to the short-term nature of these instruments. The Company’s other financial instruments include notes payable, the carrying value of which approximates fair value, as the notes bear terms and conditions comparable to market for obligations with similar terms and maturities, as well as derivative liabilities – preferred stock warrants, that are accounted for at fair value on a recurring basis. The fair value of derivative liabilities – preferred stock warrants as of September 30, 2016 and December 31, 2015, by level within the fair value hierarchy appears below:

Description:	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Derivative liabilities - Preferred Stock Warrants
September 30, 2016	$-	$-	$142,519
December 31, 2015	$-	$-	$74,089

The following table sets forth a summary of the changes in the fair value of Level 3 warrant liabilities that are measured at fair value on a recurring basis:

Derivative Liabilities - Preferred Stock Warrants
Balance - December 31, 2015	$74,089
Issuance of derivative liabilities - preferred stock warrants	82,406
Change in fair value of derivative liabilities - preferred stock warrants	(13,976)
Balance - September 30, 2016	$142,519

F-8

HANCOCK JAFFE LABORATORIES, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

(unaudited)

Note 3 - Summary of Significant Accounting Policies, continued

Intangible Asset, Net

The Company’s recorded intangible assets consist of a purchased patent related to heart valve bioprosthesis technology and an exclusive worldwide right to provide development and manufacturing services to a related party. The patent is stated at cost, and is amortized on a straight-line basis over its remaining useful life of approximately 14 years. The right is stated at cost, and is amortized on a straight-line basis over its remaining useful life of approximately 10 years (see Note 5 – Intangible Assets).

Series A Preferred Stock

The Company applies the accounting standards for distinguishing liabilities from equity under U.S. GAAP when determining the classification and measurement of its Series A Preferred Stock. Preferred shares subject to mandatory redemption are classified as liability instruments and are measured at fair value. Conditionally redeemable preferred shares (including preferred shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, preferred shares are classified as permanent equity. The Company’s preferred shares feature certain redemption rights that are considered by the Company to be outside the Company’s control. Accordingly, the Series A Preferred Stock is presented as temporary equity in the Company’s balance sheets.

As of the issuance date, the carrying amount of the Series A Preferred Stock was less than the redemption value. If the Company were to determine that redemption was probable, the carrying value would be increased by periodic accretions so that the carrying value would equal the redemption amount at the earliest redemption date. Such accretion would be recorded as a preferred stock dividend.

Derivative Liabilities

During the nine months ended September 30, 2016, the Company issued additional warrants for a fixed number of Series A Preferred Stock at an adjustable price. The Company determined that these preferred stock warrants are derivative instruments pursuant to ASC 815 “Derivatives and Hedging.”

The accounting treatment of derivative financial instruments requires that the Company record the warrants as a liability at fair value and mark-to-market the instruments to their fair values as of each subsequent balance sheet date. Any change in fair value is recorded as a change in the fair value of derivative liabilities for each reporting period at each balance sheet date. The fair value of the warrants was determined using a Monte Carlo simulation, incorporating observable market data and requiring judgment and estimates. The Company reassesses the classification at each balance sheet date. If the classification changes as a result of events during the period, the contract is reclassified as of the date of the event that caused the reclassification.

F-9

HANCOCK JAFFE LABORATORIES, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

(unaudited)

Note 3 - Summary of Significant Accounting Policies, continued

Revenue Recognition

The Company recognizes revenue when it is realized or realizable and earned. Revenue is considered realized or realizable and earned upon delivery of the product or services, provided that an agreement of sale exists, the sales price is fixed or determinable, and collection is reasonably assured. Cash received in advance of the sale of product or rendering of services is recorded as deferred revenue and is included in current liabilities of discontinued operations on the accompanying condensed balance sheets.

Net Loss per Share

The Company computes basic and diluted loss per share by dividing net loss by the weighted average number of common shares outstanding during the period. Basic and diluted net loss per common share were the same since the inclusion of common shares issuable pursuant to the exercise of warrants and the conversion of Series A Preferred Stock in the calculation of diluted net loss per common shares would have been anti-dilutive.

The following table summarizes net loss attributable to common stockholders used in the calculation of basic and diluted loss per common share:

	For the Nine Months Ended September 30,
	2016	2015
Loss from continuing operations	$(4,048,004)	$(754,185)
Income (loss) from discontinued operations, net of tax	2,200,768	(291,881)
Net loss	(1,847,236)	(1,046,066)
Less: Deemed dividend to Series A preferred stockholders	(243,938)	-
Net loss attributable to common stock holders	$(2,091,174)	$(1,046,066)

The following table summarizes the number of potentially dilutive common share equivalents excluded from the calculation of diluted net loss per common share for the nine months ended September 30, 2016. There were no potentially dilutive securities at September 30, 2015.

Shares of common stock issuable upon conversion of preferred stock	935,700
Shares of common stock issuable upon exercise of preferred stock warrants and the subsequent conversion of the preferred stock issued therewith	93,570
Shares of common stock issuable upon exercise of warrants	833,333

Potentially dilutive common share equivalents excluded from diluted net loss per share	1,862,603

Major Customers

During the nine months ended September 30, 2016, 100% of the Company’s revenues from continuing operations were from the sub-contract manufacture of product to for LeMaitre Vascular, Inc. (“LeMaitre”) and royalties earned from the sale of product by LeMaitre, with whom the Company entered a Post-Acquisition Supply Agreement effective March 18, 2016. During the nine months ended September 30, 2015, 100% of the Company’s revenues (presented within discontinued operations) were from the sale of its products to the Company’s sole distributor (the “Distributor’), with whom the Company entered an Exclusive Supply and Distribution Agreement effective March 26, 2014 (see Note 4 – Discontinued Operations.).

Major Supplier

During the nine months ended September 30, 2016 and 2015, 100% of the raw material used for the manufacture of vascular bioprostheses was purchased from a single vendor. Purchases made during the nine months ended September 30, 2015 have been included in discontinued operations (see Note 4 – Discontinued Operations.)

F-10

HANCOCK JAFFE LABORATORIES, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

(unaudited)

Note 3 - Summary of Significant Accounting Policies, continued

Subsequent Events

The Company evaluated events that have occurred after the balance sheet date through February 10, 2017, the date the financial statements are available to be issued. Based upon the evaluation and transactions, the Company did not identify any other subsequent events that would have required adjustment or disclosure in the condensed financial statements, except as disclosed in Note 10.

Note 4 - Discontinued Operations

Asset Sale

On March 18, 2016, Hancock Jaffe, LeMaitre Vascular, Inc. (“LeMaitre”) and CryoLife, Inc. (“CryoLife”) entered into a tripartite agreement whereby: (i) pursuant to the Exclusive Supply and Distribution Agreement, as amended, (the “Current Supply Agreement”), CryoLife transferred to LeMaitre its exclusive, freely assignable right and option to acquire certain assets of Hancock Jaffe in exchange for $2,035,000; (ii) CryoLife released Hancock Jaffe from all remaining indebtedness and released its security interest in the acquired assets pursuant to the security agreement dated March 26, 2014 between Hancock Jaffe and CryoLife (the “Security Agreement”); and (iii) the Current Supply Agreement and the Security Agreement were terminated without recourse.

On March 18, 2016, Hancock Jaffe entered into an asset purchase agreement with LeMaitre (the “Asset Purchase Agreement”) whereby Hancock Jaffe sold all of its assets (including intellectual property) related to the manufacture, sale and distribution of vascular bioprostheses to LeMaitre (the “Asset Sale”) for consideration of $665,000 in cash and the forgiveness of certain liabilities, totaling, in the aggregate, $2,140,297, including a penalty of $938,300 incurred by the Company for delivery delays under the Exclusive Supply and Distribution Agreement. Of the total cash proceeds, $332,500 was paid on March 18, 2016, $166,250 was paid on September 19, 2016 and $166,250 is payable upon the earlier of (a) confirmation by LeMaitre of the commercial sale of a Product manufactured by LeMaitre at its plant and (b) March 18, 2017. In addition, Hancock Jaffe is entitled to a royalty equal to 10% of LeMaitre’s net sales, as defined, of vascular bioprostheses during the three-year period ending March 18, 2019. The royalty is to be paid quarterly in arrears and cannot exceed $2 million in any twelve month period or $5 million in the aggregate during the three year period. During the nine months ended September 30, 2016, the Company recorded a gain of $2,499,054 (net of tax of $0) related to the Asset Sale, as follows:

Cash proceeds from sale (consisting of cash received and receivables)	$665,000
Liabilities forgiven:
Short term advances	1,180,000
Accrued interest	21,997
Accrued penalty payable - CryoLife	938,300
Total consideration from sale	2,805,297

Less: net book value of assets sold to buyer Inventory	(306,243)
Gain on sale of discontinued operations	$2,499,054

F-11

HANCOCK JAFFE LABORATORIES, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

(unaudited)

Note 4 - Discontinued Operations, continued

Asset Sale, continued

Results of Discontinued Operations

Summarized operating results of discontinued operations are presented in the following table:

	For The Nine Months Ended September 30,
	2016	2015
	(unaudited)

Revenues	$385,219	$826,575
Gross profit (loss)	$133,734	$(291,881)
General and administrative expenses	$(432,020)	$-
Loss from discontinued operations	$(298,286)	$(291,881)

Summarized assets and liabilities of discontinued operations are presented in the following table:

	September 30, 2016	December 31, 2015
	(unaudited)

Inventory	$-	$183,973
Total current assets of discontinued operations	$-	$183,973

Short term advances	$-	$1,080,000
Accrued expenses	-	21,752
Deferred revenues	-	891,499
Total current liabilities of discontinued operations	$-	$1,993,251

The Company did not recognize any depreciation or amortization expense related to discontinued operations during the nine months ended September 30, 2016 or 2015. There were no significant capital expenditures or non-cash operating or investing activities of discontinued operations during the periods presented.

F-12

HANCOCK JAFFE LABORATORIES, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

(unaudited)

Note 5 - Intangible Assets

On April 1, 2016, the Company purchased the exclusive and worldwide right to provide development and manufacturing services to a related entity, in which the Company holds a 30% ownership investment and of which the Company’s Former President and Vice President of Operations were/are officers, (the “Related Party”), in exchange for consideration of $445,200 (see Note 8 – Commitments and Contingencies). The right to provide development and manufacturing services to the Related Party expires on December 31, 2025. As of September 30, 2016 and December 31, 2015, the Company’s intangible assets consisted of the following:

	September 30, 2016	December 31, 2015
	(unaudited)
Patent	$1,100,000	$1,100,000
Right to develop and manufacture	445,200	-
	1,545,200	1,100,000
Less: accumulated amortization	(281,655)	(200,589)
Intangible assets, net - related parties	$1,263,545	$899,411

Amortization expense charged to operations for the nine months ended September 30, 2016 and 2015 was $81,066 and $58,236, respectively, and is reflected in general and administrative expense in the accompanying condensed statements of operations.

Note 6 - Investment in Affiliate

During 2015, the Company paid a deposit of $75,000 to an affiliate (in which the Company has a 30% ownership interest) in anticipation of entering into an agreement to acquire the exclusive rights to provide development and manufacturing services to further the development of technology. On April 1, 2016 the Company paid $370,200 upon the execution of this agreement (see Note 5 —Intangible Assets).

During April 2016 through September 2016, the Company also provided short term advances totaling $487,900 to this affiliate. In accordance with ASC 323 - Investments — Equity Method and Joint Ventures, the Company has recorded an equity loss of $487,900 representing its allocable share of operating losses of the affiliate up to its investment amount (inclusive of loans). This loss has been included in the statement of operations for the nine months ended September 30, 2016.

F-13

HANCOCK JAFFE LABORATORIES, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

(unaudited)

Note 7 - Accrued Expenses and Accrued Expenses – Related Party

As of September 30, 2016 and December 31, 2015, accrued expenses consisted of the following:

	September 30, 2016	December 31, 2015
	(unaudited)
Accrued compensation costs	$245,396	$69,196
Accrued interest	-	786
Accrued professional fees	38,211	30,425
Deferred rent	17,926	21,911
Other accrued expenses	14,765	6,617
Accrued Expenses	$316,298	$128,935

Accrued expenses, related parties consisted of accrued interest on notes payable to a major common stock holder and to the Related Party totaling, in the aggregate, $8,598 and $9,749 at September 30, 2016 and December 31, 2015, respectively.

Note 8 - Commitments and Contingencies

Property Lease Obligation

The Company leases a 14,507 square foot industrial building located in Orange County, California through September 30, 2017. Rent expense for this property was $266,928 and $272,490 for the nine months ended September 30, 2016 and 2015, respectively.

On May 1, 2016, the Company entered into a one year lease of an apartment located in Irvine, California, for the use by a member of the board of directors. The lease required a $3,720 security deposit and the prepayment of the first month’s rent at the inception of the lease. Monthly rent payments under the lease at the inception of the lease were $1,860. Rent expense for this property was $8,062 for the nine months ended September 30, 2016.

Development and Manufacturing Agreement

On April 1, 2016, the Company entered into a development and manufacturing agreement with the Related Party, pursuant to which: (i) the Company paid $445,200 for the exclusive right to provide development and manufacturing services to the Related Party for a period of ten years (see Note 5 – Intangible Assets), and (ii) the Company has the right to purchase up to 484,358 shares of Common Stock of the Related Party at $8.66 per share for an aggregate purchase price of $4,194,540 through April 1, 2021. Through the date these condensed financial statements were available to be issued, no shares were purchased pursuant to the Common Stock Purchase Agreement.

F-14

HANCOCK JAFFE LABORATORIES, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

(unaudited)

Note 8 - Commitments and Contingencies, continued

Employment Agreements

On July 1, 2016, the Company entered into an employment agreement with the Company’s Business Development Manager (the “BDM Agreement”). The BDM Agreement ends on December 31, 2016, after which is it automatically extended for additional one year renewal terms, unless either party gives written notice to the other to terminate the BDM Agreement at least thirty days prior to the end of each calendar year. The BDM Agreement provides for a base salary of $24,000 per year, subject to annual review and adjustments by the board of directors, and automatically increases to $180,000 per year, starting from the date of an initial public offering. Further, the BDM Agreement provides for the payment of a bonus of $250,000 upon the completion of a strategic transaction, of which $100,000 was paid and $77,500 was accrued through September 30, 2016. The BDM Agreement may be terminated by the Business Development Manager with 30 days written notice, or immediately upon written notice by the Company for cause. (See Note 10 – Subsequent Event – Employee Agreement.)

The Company hired its CFO on March 21, 2016. On July 22, 2016, the Company entered into an employment agreement with the CFO which provides for annual base salary of $225,000, as well as standard employee insurance and other benefits (the “CFO Agreement”). Pursuant to the CFO Agreement the CFO is eligible for annual salary increases at the discretion of the board of directors as well as annual bonus payments of up to 50% of base salary, based upon the achievement of key performance indicators for the Company, as determined by the board of directors. The CFO Agreement provides for one year of severance payments equal to base salary in the event of termination without cause, and two years of severance payments if such termination occur within 24 months of a change in control of the Company. In addition, in connection with the CFO Agreement, the CFO received an option for the purchase of 293,000 shares of the Company’s common stock (see Note 10 – Subsequent Events – Stock-Based Compensation). The CFO Agreement ends on December 31, 2018, after which it is automatically extended for additional three year terms, unless either party gives written notice to the other, at least 30 days prior to the end of the term, to terminate the CFO Agreement. The CFO Agreement may be terminated by the CFO with 30 days written notice, or immediately upon written notice by the Company for cause.

On July 22, 2016, the Company entered into an employment agreement with the Company’s Senior Vice President of Operations, Regulatory Affairs and Quality Assurance (the “SVP”) which provides for an annual base salary of $295,000, as well as standard employee insurance and other benefits (the “SVP Agreement”). Pursuant to this agreement the SVP is eligible for annual salary increases at the discretion of the board of directors as well as annual bonus payments of up to 50% of base salary, based upon the achievement of key performance indicators for the Company, as determined by the board of directors. The SVP Agreement provides for one year of severance payments equal to base salary in the event of termination without cause, and two years of severance payments if such termination occur within 24 months of a change in control of the Company. In addition, in connection with the SVP Agreement, the SVP received an option for the purchase of 1,637,000 shares of the Company’s common stock (see Note 10 – Subsequent Events – Stock-Based Compensation). The SVP Agreement ends on December 31, 2018, after which it is automatically extended for additional three year terms, unless either party gives written notice to the other, at least 30 days prior to the end of the term, to terminate the SVP Agreement. The SVP Agreement may be terminated by the SVP with 30 days written notice, or immediately upon written notice by the Company for cause.

F-15

HANCOCK JAFFE LABORATORIES, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

(unaudited)

Note 8 - Commitments and Contingencies, continued

Employment Agreements, continued

The Company hired its Senior Vice President and Chief Medical Officer (the “CMO”) on May 1, 2016. On July 22, 2016, the Company entered into an employment agreement with the Company’s Senior Vice President and Chief Medical Officer (the “CMO”) which provides for an annual base salary of $300,000, as well as standard employee insurance and other benefits (the “CMO Agreement”). Pursuant to this agreement the CMO is eligible for annual salary increases at the discretion of the board of directors as well as annual bonus payments of up to 50% of base salary, based upon the achievement of key performance indicators for the Company, as determined by the board of directors. The CMO Agreement provides for one year of severance payments equal to base salary in the event of termination without cause, and two years of severance payments if such termination occur within 24 months of a change in control of the Company. In addition, in connection with the CMO Agreement, the CMO received an option for the purchase of 369,000 shares of the Company’s common stock (see Note 10 – Subsequent Events – Stock-Based Compensation). The CMO Agreement ends on December 31, 2018, after which it is automatically extended for additional three year terms, unless either party gives written notice to the other, at least 30 days prior to the end of the term, to terminate the CMO Agreement. The CMO Agreement may be terminated by the CMO with 30 days written notice, or immediately upon written notice by the Company for cause.

On August 30, 2016, the Company entered into an employment agreement with the Company’s Chief Executive Officer (the “CEO”) which provides for an annual base salary of $360,000, as well as standard employee insurance and other benefits (the “CEO Agreement”). Pursuant to the CEO Agreement, the CEO is eligible for annual salary increases at the discretion of the board of directors. In addition, in connection with the CEO Agreement, the CEO received an option for the purchase of 293,000 shares of the Company’s common stock (see Note 10 – Subsequent Events – Stock-Based Compensation). The CEO Agreement may be terminated by the CEO or the Company with 30 days written notice.

Note 9 - Temporary Equity and Stockholders’ Deficiency

Redeemable Convertible Series A Preferred Stock (“Series A Preferred Stock”)

During the nine months ended September 30, 2016, the Company issued 499,700 additional shares of Series A Preferred Stock at a purchase price of $5 per share to accredited investors pursuant to the terms of a Confidential Private Offering memorandum dated October 26, 2015. The gross proceeds from the additional shares were $2,498,500 and the Company incurred cash offering costs of $527,835 (including $312,313 of placement agent fees) and non-cash offering costs valued at $82,406 (see Placement Agent Warrants, below) resulting in an original carrying value of the additional Series A Preferred Stock of $1,888,259.

F-16

HANCOCK JAFFE LABORATORIES, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

(unaudited)

Note 9 - Temporary Equity and Stockholders’ Deficiency, continued

Employee Warrant

On May 5, 2016, the Company granted a warrant for the purchase of 833,333 shares of common stock to its Business Development Manager. The warrant is immediately vested and is exercisable for 7 years at an exercise price of $6.00 per share (subject to adjustment in the event of certain stock dividends and distributions, stock splits, reclassifications or similar events affecting the Company’s common stock). The warrants had an aggregate fair value of $1,143,883 on the date of grant, which was charged to stock-based compensation expense in the condensed statement of operations. Further, upon certain subsequent issuances of common stock or common stock equivalents at a price per share less than the exercise price in effect at the time of issuance, the exercise price of the warrant is to be reduced to a price equal to the consideration per share received by the Company with respect to those issuances. In accordance with ASC 815, derivative accounting is scoped out for instruments issued to employees for compensation.

The Company utilized a third-party valuation company to determine the grant date value of the warrant. The valuation company used a Monte Carlo simulation model which is a generally accepted statistical method used to generate a defined number of stock price paths in order to develop a reasonable estimate of the range of the Company’s future expected stock prices and minimizes standard error.

The significant assumptions used in the valuation model were as follows:

For The Nine Months Ended September 30, 2016
Risk free interest rate	1.20%
Expected term (years)	7.0
Expected volatility	32.4%
Expected dividends	0.00%

Placement Agent Warrants

During the nine months ended September 30, 2016, the Series A Preferred Stock placement agent received a cash fee in the aggregate of $312,312 and five-year warrants to purchase an additional 49,970 shares of the Company’s Series A Preferred Stock at an exercise price equal to the lesser of $5.00 per share or the price of securities issued in a future round of financing. The warrants had an aggregate fair value of $82,406 on the date of grant, which was charged against the proceeds received from the sale of the shares. Due to the variable exercise price, the warrants were determined to be a derivative liability and the value of the warrants is recorded as such on the accompanying condensed balance sheet.

F-17

HANCOCK JAFFE LABORATORIES, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

(unaudited)

Note 9 - Temporary Equity and Stockholders’ Deficiency, continued

Placement Agent Warrants - continued

The value of the derivative liability was determined by using the Monte Carlo simulation method. This valuation is revised on a quarterly basis until the warrants are reclassified to equity, exercised or expired, with the changes in fair value recorded in other income (expense) on the condensed statements of operations. The value of the derivative liabilities as of September 30, 2016 and December 31, 2015 was $142,519 and $74,089, respectively. During the nine months ended September 30, 2016, the Company recorded a gain on the change in the value of the derivative liabilities of $13,976. The assumptions used in applying the Monte Carlo simulation method to value the derivative liabilities during the nine months ended September 30, 2016 were as follows:

For The Nine Months Ended September 30, 2016
Risk free interest rate	1.01% - 1.40%
Expected term (years)	4.18 - 5.00
Expected volatility	32.4%

Exchange of Debt for Equity

On August 31, 2016 principal and interest of $1,200,000 and $34,816, respectively, owed to a majority (78%) common stock holder in connection with a note payable were exchanged for 246,963 shares of the Company’s common stock at a price of $5.00 per share.

Note 10 - Subsequent Events

Series A Preferred Stock

In October 2016, the Company sold 37,000 shares of Series A Preferred Stock at a purchase price of $5.00 per share to accredited investors pursuant to a private offering. The gross proceeds from the sale of these shares were $185,000 and the Company incurred cash offering costs consisting of placement agent fees of $29,773, resulting in net cash proceeds to the Company of $155,227. In connection with the sale of the Series A Preferred Stock, the placement agent also received 5-year warrants for the purchase of 3,700 shares of the Company’s Series A Preferred Stock at an exercise price equal to the lesser of $5.00 per share or the price of securities issued in a future round of financing.

In November 2016, the Company sold 33,000 shares of Series A Preferred Stock at a purchase price of $5.00 per share to accredited investors pursuant to a private offering. The gross proceeds from the sale of these shares were $165,000 and the Company incurred cash offering costs consisting of placement agent fees of $24,125, resulting in net cash proceeds to the Company of $140,875. In connection with the sale of the Series A Preferred Stock, the placement agent also received 5-year warrants for the purchase of 3,300 shares of the Company’s Series A Preferred Stock at an exercise price equal to the lesser of $5.00 per share or the price of securities issued in a future round of financing.

F-18

HANCOCK JAFFE LABORATORIES, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

(unaudited)

Note 10 - Subsequent Events, continued

Omnibus Incentive Plan

On November 21, 2016, the board of directors approved the Company’s 2016 Omnibus Incentive Plan (the “2016 Plan”), which enables the Company to grant stock options, stock appreciation rights, restricted stock, restricted stock units, unrestricted stock, other share based awards and cash awards to associates, directors, consultants, and advisors of the Company and its affiliates, and to improve the ability of the Company to attract, retain, and motivate individuals upon whom the Company’s sustained growth and financial success depend, by providing such persons with an opportunity to acquire or increase their proprietary interest in the Company. Stock options granted under the 2016 Plan may be non-qualified stock options or incentive stock options, within the meaning of Section 422(b) of the Internal Revenue Code of 1986, except that stock options granted to outside directors and any consultants or advisers providing services to the Company or an affiliate shall in all cases be non-qualified stock options. The option price must be at least 100% of the fair market value on the date of grant and if issued to a 10% or greater shareholder must be 110% of the fair market value on the date of the grant. The 2015 Plan is to be administered by the board of directors, which shall have discretion over the awards and grants thereunder. The aggregate maximum number of shares of common stock for which stock options or awards may be granted pursuant to the 2016 Plan is 3,300,000, adjusted as provided in Section 14 of the 2016 Plan. No awards may be issued after November 21, 2026.

Stock-Based Compensation

On October 1, 2016, the Company issued an incentive stock option to purchase 293,000 shares of the Company’s common stock under the 2016 Plan at an exercise price of $5.00 per share, pursuant to the CFO Agreement, to the CFO of which 20% vest immediately and the remainder vests monthly over the next twenty-four months. The option expires ten years from the date of issuance.

On October 1, 2016, the Company issued an incentive stock option to purchase 1,637,000 shares of the Company’s common stock under the 2016 Plan at an exercise price of $5.00 per share, pursuant to the SVP Agreement, to the SVP of which 20% vest immediately and the remainder vests monthly over the next twenty-four months. The option expires ten years from the date of issuance.

On October 1, 2016, the Company issued an incentive stock option to purchase 369,000 shares of the Company’s common stock under the 2016 Plan at an exercise price of $5.00 per share, pursuant to the CMO Agreement, to the CMO of which 20% vest immediately and the remainder vests monthly over the next twenty-four months. The option expires ten years from the date of issuance.

On October 1, 2016, the Company issued a non-qualified stock option to purchase 293,000 shares of the Company’s common stock under the 2016 Plan at an exercise price of $5.00 per share, pursuant to the CEO Agreement, to the CEO of which 20% vest immediately and the remainder vests monthly over the next twenty-four months. The option expires ten years from the date of issuance.

Notes payable – Related Party

On December 9, 2016, the Company amended the loan agreement with the majority (78%) common stockholders, (‘the 2015 Note”). The 2015 Note has a maximum borrowing capacity of $2,200,000 and bears interest at 3% per annum. The amended changed the due date of the 2015 Note’s principal and accrued interest from November 1, 2016 to March 31, 2017.

Note 10 - Subsequent Events, continued

Employee Agreement

On December 2, 2016, the Company entered into an amendment of the BDM Agreement whereby the BDM (See Note 8 – Commitments and Contingencies – Employment Agreements) became the Company’s Chief Business Development Officer (the ‘CBDO Agreement”). The CBDO Agreement ends on December 31, 2018, after which is it automatically extended for additional three year renewal terms, unless either party gives written notice to the other to terminate the amended BDM Agreement at least thirty days prior to the end of each calendar year. The CBDO Agreement provides for a base salary of $300,000 per year. Further, the CBDO Agreement amended the performance requirements in order to receive the remaining payment of the bonus which is payable upon the earlier of (a) a commercial sale of one of the Company’s devices, or (b) upon the entry into a definitive agreement for the distribution or license of one of the Company’s devices.

F-19

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders of Hancock Jaffe Laboratories, Inc.,

We have audited the accompanying balance sheets of Hancock Jaffe Laboratories, Inc. (the “Company”) as of December 31, 2015, and 2014, and the related statements of operations, changes in temporary equity and stockholders’ deficiency and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hancock Jaffe Laboratories, Inc., as of December 31, 2015, and 2014, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and has an accumulated deficit that raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Marcum LLP

Marcum LLP

New York, New York
August 5, 2016 except for Note 4 which is February 13, 2017

F-20

HANCOCK JAFFE LABORATORIES, INC.

BALANCE SHEETS

	As of December 31,
	2015	2014
Assets
Current Assets:
Cash	$1,585,205	$58,026
Related party deposit	75,000	-
Deferred offering costs	25,000	-
Prepaid expenses - related party	-	35,042
Prepaid expenses and other current assets	15,431	10,405
Current assets of discontinued operations	183,973	381,117
Total Current Assets	1,884,609	484,590
Property and equipment, net	64,658	109,814
Intangible asset, net	899,411	977,058
Security deposits and other assets	26,113	26,113
Total Assets	$2,874,791	$1,597,575

Liabilities, Temporary Equity and Stockholders’ Deficiency
Current Liabilities:
Accounts payable	$618,279	$701,818
Accrued expenses	128,935	197,718
Accrued expenses - related parties	9,749	319,272
Note payable	111,000	-
Notes payable - related party	1,719,908	1,068,011
Derivative liabilities	74,089	-
Current liabilities of discontinued operations	1,993,251	1,322,201
Total Current Liabilities	4,655,211	3,609,020

Redeemable Convertible Series A Preferred Stock, par value $0.00001, 1,300,000 shares authorized, 436,000 and 0 shares issued and outstanding as of December 31, 2015 and 2014, respectively. Liquidation preference of $4,364,350 and $0 at December 31, 2015 and 2014, respectively.	1,796,484

Commitments and Contingencies

Stockholders’ Deficiency:
Preferred stock, par value $0.00001, 2,000,000 shares are authorized; 700,000 and 2,000,000 shares available for designation as of December 31, 2015 and 2014, respectively
Common stock, par value $0.00001, 30,000,000 shares authorized, 12,000,000 shares issued and outstanding as of December 31, 2015 and 2014	120	120
Additional paid-in capital	20,763,836	20,725,282
Accumulated deficit	(24,340,860)	(22,736,847)
Total Stockholders’ Deficiency	(3,576,904)	(2,011,445)
Total Liabilities, Temporary Equity and Stockholders’ Deficiency	$2,874,791	$1,597,575

See Notes to these Financial Statements

F-21

HANCOCK JAFFE LABORATORIES, INC.

STATEMENTS OF OPERATIONS

	For The Years Ended December 31,
	2015	2014

Revenues:
Research and development services - related party	$-	$236,500
Cost of goods sold	-	132,315
Gross Profit	-	104,185

Selling, general and administrative expenses	1,289,851	1,056,844
Loss from Operations	(1,289,851)	(952,659)

Other Expense (Income):
Interest expense, net	88,524	65,493
Change in fair value of derivative liabilities	(177)	-
Total Other Expense	88,347	65,493

Loss from Continuing Operations	(1,378,198)	(1,018,152)
Discontinued Operations:
Loss from discontinued operations, net of tax	(225,815)	(379,841)
Net Loss	(1,604,013)	(1,397,993)
Cumulative dividend to Series A preferred stockholders	(4,352)	-
Net Loss Attributable to Common Stockholders	$(1,608,365)	$(1,397,993)

Net Loss Per Share Attributable to Common Stockholders:
Loss from continuing operations	$(0.12)	$(0.08)
Loss from discontinued operations, net of tax	(0.01)	(0.04)
Net Loss Per Basic and Diluted Common Share:	(0.13)	(0.12)

Weighted Average Number of Common Shares Outstanding:
Basic and Diluted	12,000,000	12,000,000

See Notes to these Financial Statements

F-22

HANCOCK JAFFE LABORATORIES, INC.

STATEMENTS OF CHANGES IN TEMPORARY EQUITY AND STOCKHOLDERS’ DEFICIENCY

	Series A Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficiency

Balance at December 31, 2013	-	$-	12,000,000	$120	$20,110,282	$(21,338,854)	$(1,228,452)
Capital contribution - related party					615,000		615,000
Net loss	-	-	-	-	-	(1,397,993)	(1,397,993)
Balance at December 31, 2014	-	-	12,000,000	120	20,725,282	(22,736,847)	(2,011,445)
Series A redeemable preferred stock issued	436,000	1,796,484
Capital contributions	-	-	-	-	38,554	-	38,554
Net loss	-	-	-	-	-	(1,604,013)	(1,604,013)
Balance at December 31, 2015	436,000	$1,796,484	12,000,000	$120	$20,763,836	$(24,340,860)	$(3,576,904)

See Notes to these Financial Statements

F-23

HANCOCK JAFFE LABORATORIES, INC.

STATEMENTS OF CASH FLOWS

	For The Years Ended December 31,
	2015	2014
Cash Flows from Operating Activities:
Net Loss	$(1,604,013)	$(1,397,993)
Adjustments to reconcile net loss to cash (used in) provided by operating activities:
Depreciation and amortization	125,423	134,127
Change in fair market value of derivatives	(177)	-
Changes in operating assets and liabilities:
Accounts receivable	25,240	(6,245)
Inventory	171,904	(152,684)
Prepaid expenses and other current assets	30,016	(17,778)
Accounts payable	(83,539)	63,354
Accrued expenses and other current liabilities	(253,615)	176,760
Deferred revenues	(430,702)	1,322,201
Total Adjustments	(415,450)	1,519,735
Net Cash (Used In) Provided By Operating Activities	(2,019,463)	121,742

Cash Flows Used In Investing Activities:
Related party deposit	(75,000)	-
Purchase of property and equipment	(2,620)	(30,882)
Net Cash Used In Investing Activitivies	(77,620)	(30,882)

Cash Flows from Financing Activities:
Payment of deferred offering costs associated with initial public offering	(25,000)	-
Proceeds from issuance of redeemable convertible Series A preferred stocks and warrants, net of issuance costs of $309,250	1,870,750	-
Proceeds from issuance of notes payable	1,310,512	-
Advances from distributor	1,080,000	-
Repayments of notes payable	(612,000)	(60,000)
Net Cash Provided By (Used In) Financing Activitivies	3,624,262	(60,000)

Net Increase in Cash	1,527,179	30,860
Cash - Beginning of Year	58,026	27,166
Cash - End of Year	$1,585,205	$58,026

Supplemental Disclosures of Cash Flow Information:

Cash Paid During the Years For:
Interest	$109,696	$66,011

Supplemental disclosures of non-cash investing and financing activities
Accrued expenses contributed to capital	$38,554	$615,000

See Notes to these Financial Statements

F-24

HANCOCK JAFFE LABORATORIES, INC.

Notes to Financial Statements

Note 1 – Business Organization, Nature of Operations and Basis of Operations

Hancock Jaffe Laboratories, Inc. (“Hancock Jaffe” or the “Company”) develops and sells biological tissue solutions to treat patients with coronary, vascular, end stage renal and peripheral arterial diseases in the United States and Europe. The Company was founded in 1987 and is headquartered in Irvine, California. Hancock Jaffe was incorporated in the State of Delaware on December 22, 1999.

On September 1, 2015, our Board of Directors approved a 2.1144 for 1.00 forward stock split of the Company’s common stock, which became effective on July 22, 2016 (See Note 14 – Subsequent Events). Per share and share amounts presented herein have been adjusted for all periods presented to give retroactive effect to the 2.1144 for 1.00 stock split. See Note 12 – Temporary Equity and Stockholders’ Deficiency for additional details regarding the Company’s authorized capital.

Note 2 – Going Concern and Management’s Liquidity Plan

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustments relating to the recoverability and classification of asset amounts or the classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company incurred a net loss of $1,604,013 and $1,397,993 during the years ended December 31, 2015 and 2014, respectively, and has an accumulated deficit of $24,340,860 at December 31, 2015. Cash used in operating activities was $2,094,463 for the year ended December 31, 2015. The aforementioned factors raise substantial doubt about the Company’s ability to continue as a going concern.

During the year ended December 31, 2015, the Company received net cash proceeds of $1,310,512 from the issuance of notes payable (see Note 8 – Note Payable and Note 15– Related Party Transactions), $1,080,000 in advances from a Distributor (See Note14 – Subsequent Events – Asset Sale) and during December 2015 the Company received net cash of $1,870,750 from the sale of Series A Redeemable Convertible Preferred Stock (“Series A Preferred Stock”) and warrants (see Note 12 – Temporary Equity and Stockholders’ Deficiency). As of December 31, 2015, Hancock Jaffe had a cash balance of $1,585,205 and a working capital deficit of $2,770,602.

Subsequent to December 31, 2015, the Company received net cash proceeds of $2,250,631 from additional sales of Series A Preferred Stock and warrants (see Note 14 – Subsequent Events – Series A Preferred Stock).

The Company expects to continue incurring losses for the foreseeable future and will need to raise additional capital to sustain its operations, pursue its product development initiatives and penetrate markets for the sale of its products. Management believes that the Company has access to capital resources through possible public or private equity offerings, debt financings, corporate collaborations or other means; however, the Company cannot provide any assurance that it will be able to raise additional capital or obtain new financing on commercially acceptable terms.

F-1

Note 3 – Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates. Significant estimates and assumptions include the valuation allowance related to the Company’s deferred tax assets, and the valuation of warrants and derivative liabilities.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. As of December 31, 2015 and 2014, the Company had no cash equivalents.

Inventory

Inventory is stated at the lower of cost or market, with cost determined on a first-in, first-out basis. The Company reduces the carrying value of inventory for those items that are potentially excess, obsolete or slow-moving based on changes in customer demand, technology developments or other economic factors. Upon completion, finished goods are shipped directly to a distributor. There is no inventory reserve at December 31, 2015 or 2014.

Deferred Offering Costs

Deferred offering costs, which primarily consist of direct, incremental professional fees relating to a potential initial public offering (“IPO”), are capitalized within current assets. The deferred offering costs will be offset against IPO proceeds upon the consummation of the offering. In the event the offering is terminated, deferred offering costs will be expensed. As of December 31, 2015, the Company has recognized deferred offering costs for legal, accounting and consulting services totaling $25,000 in the accompanying balance sheets.

F-2

Note 3 – Significant Accounting Policies, continued

Investments

Equity investments in which the Company exercises significant influence but does not control, and is not the primary beneficiary, are accounted for using the equity method, whereby investment accounts are increased (decreased) for the Company’s proportionate share of income (losses), but investment accounts are not reduced below zero.

The Company holds a 30% ownership investment, consisting of founders’ shares acquired at nominal cost, in Hancock Jaffe Laboratory Aesthetics, Inc. (“HJLA”) of which the Company’s Former President and Vice President of Operations were/are officers. To date, HJLA has recorded cumulative losses. Since the Company’s investment is recorded at $0, the Company has not recorded its proportionate share of HJLA’s losses. If HJLA reports net income in future years, the Company will apply the equity only after its share of HJLA’s net income equals its share of net losses previously incurred. (See Note 14 - Subsequent Events.)

Property and Equipment, Net

Property and equipment are stated at cost, net of accumulated depreciation using the straight-line method at rates sufficient to charge the cost of depreciable assets to operations over their estimated useful lives, which range from 5 to 7 years. Leasehold improvements are amortized over the lesser of (a) the useful life of the asset; or (b) the remaining lease term. Expenditures for maintenance and repairs, which do not extend the economic useful life of the related assets, are charged to operations as incurred, and expenditures, which extend the economic life, are capitalized. When assets are retired, or otherwise disposed of, the costs and related accumulated depreciation or amortization are removed from the accounts and any gain or loss on disposal is recognized.

Intangible Asset, Net

The Company’s recorded intangible asset is a purchased patent related to heart valve bioprosthesis technology. The patent is stated at cost, and is amortized on a straight-line basis over its remaining useful life of approximately 14 years.

Fair Value of Financial Instruments

The Company measures the fair value of financial assets and liabilities based on the guidance of ASC 820 “Fair Value Measurements and Disclosures” (“ASC 820”) which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.

F-3

Note 3 – Significant Accounting Policies - continued

Fair Value of Financial Instruments, continued

ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 describes three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices available in active markets for identical assets or liabilities trading in active markets.

Level 2	Observable inputs other than quoted prices included in Level 1, such as quotable prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar valuation techniques that use significant unobservable inputs.

Financial instruments, including accounts receivable, accounts payable, accrued liabilities, short term advances and deferred revenues are carried at cost, which management believes approximates fair value due to the short-term nature of these instruments. The Company’s other financial instruments include notes payable, the carrying value of which approximates fair value, as the notes bear terms and conditions comparable to market for obligations with similar terms and maturities, as well as warrant liabilities that are accounted for at fair value on a recurring basis as of December 31, 2015, by level within the fair value hierarchy:

Description:	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Warrant Liability:
December 31, 2015	$-	$-	$74,089

F-4

Note 3 – Significant Accounting Policies - continued

Fair Value of Financial Instruments, continued

The following table presents the fair value reconciliation of Level 3 liabilities measured at fair value during the year ended December 31, 2015:

Balance - January 1, 2015	$-
Warrants issued	74,266
Unrealized gain	(177)
Balance - December 31, 2015	$74,089

Preferred Stock

The Company applies the accounting standards for distinguishing liabilities from equity under U.S. GAAP when determining the classification and measurement of its convertible preferred stock. Preferred shares subject to mandatory redemption are classified as liability instruments and are measured at fair value. Conditionally redeemable preferred shares (including preferred shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, preferred shares are classified as permanent equity. The Company’s preferred shares feature certain redemption rights that are considered by the Company to be outside the Company’s control. Accordingly, the Series A Preferred Stock is presented as temporary equity in the Company’s balance sheets.

As of the issuance date, the carrying amount of the Series A Preferred Stock was less than the redemption value. If the Company were to determine that redemption was probable, the carrying value would be increased by periodic accretions so that the carrying value would equal the redemption amount at the earliest redemption date. Such accretion would be recorded as a preferred stock dividend.

Derivative Liabilities

During December 2015, the Company issued warrants for a fixed number of Series A Preferred Stock at an adjustable price. The Company determined that these warrants are derivative instruments pursuant to FASB ASC 815 “Derivatives and Hedging.”

The accounting treatment of derivative financial instruments requires that the Company record the warrants as a liability at fair value and mark-to-market the instruments at fair values as of each subsequent balance sheet date. Any change in fair value is recorded as a change in the fair value of derivative liabilities for each reporting period at each balance sheet date. The fair value of the warrants was determined using a Monte Carlo simulation, incorporating observable market data and requiring judgment and estimates. The Company reassesses the classification at each balance sheet date. If the classification changes as a result of events during the period, the contract is reclassified as of the date of the event that caused the reclassification.

F-5

Note 3 – Significant Accounting Policies - continued

Revenue Recognition

The Company recognizes revenue when it is realized or realizable and earned. Revenue is considered realized or realizable and earned upon delivery of the product or services, provided that an agreement of sale exists, the sales price is fixed or determinable, and collection is reasonably assured. Cash received in advance of the sale or rendering of services is recorded as deferred revenue on the accompanying balance sheets.

Net Loss per Share

Basic loss per common share is computed by dividing net loss attributable to common stockholders by the weighted average number of common shares outstanding during the period. Diluted loss per common share is computed by dividing net loss attributable to common stockholders by the weighted average number of common shares outstanding, plus the impact of potential common shares, if dilutive, resulting from the exercise of outstanding warrants and the conversion of its Series A Preferred Stock.

Potentially common shares at December 31, 2015 consist of 43,600 Series A Preferred Stock issuable upon the exercise of placement agent warrants and 436,000 shares of common stock issuable upon the conversion of Series A Preferred Stock. There were no common share equivalents outstanding as of December 31, 2014. Shares issuable upon the exercise of warrants and the conversion of its Series A Preferred Stock were excluded from the calculation of weighted average dilutive common shares because their inclusion would have been anti-dilutive.

Major Customers

During the year ended December 31, 2015, 100% of the Company’s revenues were from sale of its products to the Company’s sole distributor (the “Distributor’), with whom the Company entered an Exclusive Supply and Distribution Agreement effective March 26, 2014. During the year ended December 31, 2014, $359,509, representing 55% of the Company’s revenues, were from the sale of its products to the Distributor, and $236,500, representing 36% of the Company’s revenues, were earned for research and development services performed on behalf of HJLA, pursuant to a Development and Manufacturing agreement which was effective on February 1, 2013, and which was terminated on September 30, 2014.

Major Supplier

During the years ended December 31, 2015 and 2014, 100% of the raw material used for the manufacture of the vascular bioprostheses was purchased from a single vendor.

Credit Risk

The Company maintains its cash balances in financial institutions located in the United States. At times, the Company’s cash balances may be uninsured or in deposit accounts that exceed the Federal Deposit Insurance Corporation (“FDIC”) insurance limit. As of December 31, 2015, a substantial portion of the Company’s cash balances was uninsured.

F-6

Note 3 – Significant Accounting Policies - continued

Income Taxes

The Company accounts for income taxes under Accounting Standards Codification (“ASC”) 740 Income Taxes (“ASC 740”). Under ASC 740, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities and net operating loss and credit carryforwards using enacted tax rates in effect for the year in which the differences are expected to impact taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

Tax benefits claimed or expected to be claimed on a tax return are recorded in the Company’s financial statements. A tax benefit from an uncertain tax position is only recognized if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution. Uncertain tax positions have had no impact on the Company’s financial condition, results of operations or cash flows.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, “Revenue from Contracts with Customers,” (“ASU 2014-09”). ASU 2014-09 supersedes the revenue recognition requirements in ASC 605 - Revenue Recognition and most industry-specific guidance throughout the ASC. The standard requires that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. ASU 2014-09 should be applied retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying ASU 2014-09 recognized at the date of initial application. To allow entities additional time to implement systems, gather data and resolve implementation questions, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, in August 2015, to defer the effective date of ASU No. 2014-09 for one year, which is fiscal years beginning after December 15, 2017. The Company is currently evaluating the impact of the adoption of ASU 2014-09 on its financial statements or disclosures. In addition, the FASB issued ASU 2016-08 in March 2016, to help provide interpretive clarifications on the new guidance in ASC Topic 606. The Company is currently evaluating the accounting, transition, and disclosure requirements of the standard to determine the impact, if any, on its financial statements.

F-7

Note 3 – Significant Accounting Policies - continued

Recent Accounting Pronouncements - continued

In August 2014, the FASB issued ASU No. 2014-15, “Presentation of Financial Statements – Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern” (“ASU 2014-15”). ASU 2014-15 explicitly requires management to evaluate, at each annual or interim reporting period, whether there are conditions or events that exist which raise substantial doubt about an entity’s ability to continue as a going concern and to provide related disclosures. ASU 2014-15 is effective for annual periods ending after December 15, 2016, and annual and interim periods thereafter, with early adoption permitted. The Company is currently evaluating the impact that the adoption of ASU 2014-15 will have on its financial statement disclosures.

In April 2015, the FASB issued ASU No. 2015-03, “Simplifying the Presentation of Debt Issuance Costs, (“ASU 2015-03”). This standard amends existing guidance to require the presentation of debt issuance costs in the balance sheet as a deduction from the carrying amount of the related debt liability instead of a deferred charge. It is effective for annual reporting periods beginning after December 15, 2015, but early adoption is permitted. The Company does not anticipate that the adoption of ASU 2015-03 will have a material impact on its financial statements.

In July 2015, the FASB issued ASU No. 2015-11, “Inventory (Topic 330): Simplifying the Measurement of Inventory,” (“ASU 2015-11”). ASU 2015-11 amends the existing guidance to require that inventory should be measured at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. Subsequent measurement is unchanged for inventory measured using last-in, first-out or the retail inventory method. ASU 2015-11 is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The Company is currently evaluating the effects of ASU 2015–11 on its financial statements.

F-8

Note 3 – Significant Accounting Policies - continued

In November 2015, the FASB issued ASU No. 2015-17, “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes” (“ASU 2015-17”). The FASB issued ASU 2015-17 as part of its ongoing Simplification Initiative, with the objective of reducing complexity in accounting standards. The amendments in ASU 2015-17 require entities that present a classified balance sheet to classify all deferred tax liabilities and assets as a noncurrent amount. This guidance does not change the offsetting requirements for deferred tax liabilities and assets, which results in the presentation of one amount on the balance sheet. Additionally, the amendments in ASU 2015-17 align the deferred income tax presentation with the requirements in International Accounting Standards (IAS) 1, Presentation of Financial Statements. The amendments in ASU 2015-17 are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. The Company does not anticipate that the adoption of ASU 2015-17 will have a material impact on its financial statements. In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842)” (“ASU 2016-02”). ASU 2016-02 requires an entity to recognize assets and liabilities arising from a lease for both financing and operating leases. ASU 2016-02 will also require new qualitative and quantitative disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, with early adoption permitted. The Company is currently evaluating ASU 2016-02 and its impact on its financial statements.

In March 2016, the FASB issued ASU 2016-07 “Investments - Equity Method and Joint Ventures (Topic 323), Simplifying the Transition to the Equity Method of Accounting” (“ASU 2016-07”). ASU 2016-07 which simplifies the accounting for equity method investments by eliminating the requirement that an entity retroactively adopt the equity method of accounting if an investment qualifies for use of the equity method as a result of an increase in the level of ownership or degree of influence. The amendments require that the equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investor’s previously held interest and adopt the equity method of accounting as of the date the investment becomes qualified for equity method accounting. The amendments of this ASU are effective for reporting periods beginning after December 15, 2016, with early adoption permitted. The adoption of ASU 2016-07, is not expected to have a material impact on our financial statements

In March 2016, the FASB issued ASU No. 2016-08, “Revenue from Contracts with Customers - Principal versus Agent Considerations.” This update provides clarifying guidance regarding the application of ASU No. 2014-09 - Revenue From Contracts with Customers when another party, along with the reporting entity, is involved in providing a good or a service to a customer. In these circumstances, an entity is required to determine whether the nature of its promise is to provide that good or service to the customer (that is, the entity is a principal) or to arrange for the good or service to be provided to the customer by the other party (that is, the entity is an agent). The amendments in the Update clarify the implementation guidance on principal versus agent considerations. The update is effective, along with ASU 2014-09, for annual and interim periods beginning after December 15, 2017. The adoption of ASU 2016-08 is not expected to have a material impact on our financial statement or disclosures.

F-9

Note 3 – Significant Accounting Policies - continued

In March 2016, the FASB issued ASU No. 2016-09, “Compensation – Stock Compensation (Topic 718)” (“ASU 2016-09”). ASU 2016-09 requires an entity to simplify several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. ASU 2016-09 is effective for fiscal years beginning after December 15, 2016, with early adoption permitted. The Company is currently evaluating ASU 2016-09 and its impact on its condensed financial statements or disclosures.

On May 9, 2016, the FASB issued ASU No. 2016-12, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2016-12”). ASU 2016-12 provides clarifying guidance in a few narrow areas and adds some practical expedients to the guidance. The effective date and transition requirements for this ASU are the same as the effective date and transition requirements for ASU 2014-09. The Company is evaluating the effect of ASU 2014-09, if any, on its financial statements.

Subsequent Events

The Company evaluated events that have occurred after the balance sheet date through August 5, 2016, the date the financial statements are available to be issued. Based upon the evaluation and transactions, the Company did not identify any other subsequent events that would have required adjustment or disclosure in the financial statements, except as disclosed in Note 16.

Note 4 - Discontinued Operations

On March 18, 2016, the Company sold assets related to the manufacturing, sale and distribution of vascular bioprostheses. Accordingly, we have retroactively classified the operations effected by the assets as discontinued operations in all periods presented. (See Note 14 – Subsequent Events – Asset Sale.)

Results of Discontinued Operations

	For the Years Ended December 31,
	2016	2015

Revenues	$1,004,825	$418,982
Gross profit (loss)	$(225,815)	$(379,841)
Loss from discontinued operations	$(225,815)	$(379,841)

Summarized operating results of discontinued operations are presented in the following table:

F-10

Note 4 - Discontinued Operations, continued

Results of Discontinued Operations, continued

	December 31,
	2016	2015

Accounts receivables, net	$-	$25,240
Inventory	183,973	355,877
Total current assets of discontinued operations	$183,973	$381,117

Short term advances	$1,080,000	$-
Accrued expenses	21,752	-
Deferred revenues	891,499	1,322,201
Total current liabilities of discontinued operations	$1,993,251	$1,322,201

Summarized assets and liabilities of discontinued operations are presented in the following table:

The Company did not recognize any depreciation or amortization expense related to discontinued operations during the years ended December 31, 2015 or 2014. There were no significant capital expenditures or non-cash operating or investing activities of discontinued operations during the periods presented.

Note 5 – Property and Equipment

As of December 31, 2015 and 2014, property and equipment consists of the following:

	2015	2014
Lab equipment	$172,773	$170,153
Furniture and fixtures	84,744	84,744
Computer software and equipment	8,728	8,728
Leasehold improvements	158,092	158,092
	424,337	421,717
Less: accumulated depreciation	(359,679)	(311,903)
Property and equipment, net	$64,658	$109,814

Depreciation and amortization expense amounted to $47,776 and $56,480 for the years ended December 31, 2015 and 2014, respectively. Depreciation and amortization expense is reflected in general and administrative expenses in the accompanying statements of operations.

F-11

Note 6 – Intangible Asset

The Company’s recorded intangible asset is a purchased patent related to certain heart valve bioprosthesis technology and the carrying value is as follows:

	December 31,
	2015	2014

Patent	$1,100,000	$1,100,000
Less: accumulated amortization	(200,589)	(122,942)
Total	$899,411	$977,058

Amortization expense charged to operations for the years ended December 31, 2015 and 2014 was $77,647 each year, and is reflected in general and administrative expense in the accompanying statements of operations.

The estimated future amortization the patent cost is as follows:

For the Years Ending December 31,	Amount
2016	$77,647
2017	77,647
2018	77,647
2019	77,647
2020	77,647
Thereafter	511,176
$899,411

The remaining amortization period of the intangible asset as of December 31, 2015 is 11.5 years and it has no residual value.

F-12

Note 7 – Accrued Expenses

As of December 31, 2015 and 2014, accrued expenses consist of the following:

	December 31,
	2015	2014
Accrued compensation costs	$69,196	$145,595
Accrued interest	786	-
Accrued professional fees	30,425	16,925
Deferred rent	21,911	32,618
Other accrued expenses	6,617	2,580
Accrued Expenses	$128,935	$197,718

Accrued expenses, related parties consist of the following at December 31, 2015 and 2014:

	December 31,
	2015	2014
Due to related parties	$-	$266,000
Accrued interest, related parties	9,749	53,272
Total accrued expenses	$9,749	$319,272

Note 8 - Note Payable

During October 2015, the Company borrowed $111,000 which was formalized under a promissory note dated March 15, 2015. The note bears interest at 3% per annum and matures on April 30, 2016. The note was repaid in full during 2016, prior to the maturity date.

See Note 13 – Related Party Transactions, below, regarding notes payable to related parties.

F-13

Note 9 – Deferred Revenues

Deferred revenues consist of payments for product sold to the Distributor which were received by the Company prior to shipment of the product. The Company recognizes revenue when products are shipped to the Distributor.

Note 10 – Income Taxes

The following summarizes the Company’ income tax provision (benefit):

	For the years ended December 31,
	2015	2014
Federal:
Current	$-	$-
Deferred	(532,249)	(273,064)

State and local:
Current
Deferred	(93,926)	(48,188)
	(626,175)	(321,252)
Change in valuation allowance	626,175	321,252
Income tax provision (benefit)	$-	$-

The reconciliation between the U.S. statutory federal income tax rate and the Company’s effective tax rate for the year’s ended December 31, 2015 and 2014 is as follows:

	For the Years Ended December 31,
	2015	2014
Tax benefit at federal statutory rate	(34.0)%	(34.0)%
State taxes, net of federal benefit	(6.0)%	(6.0)%
Permanent differences	1.0%	17.5%
Research and development tax credit	0.0%	(0.5)%
Change in valuation allowance	39.0%	23.0%
Effective income tax rate	0.0%	0.0%

F-14

Note 10 – Income Taxes, continued

Significant components of the Company’s deferred tax assets and liabilities at December 31, 2015 and 2014 are as follows:

	December 31,
	2015	2014
Deferred tax assets:
Net operating loss carryforwards	$1,985,651	$1,335,580
Research and development credit carryforwards	185,680	185,680
Intangible assets	145,675	154,563
Property and equipment	37,158	21,558
Accrued salaries	26,023	56,631
Total gross deferred tax assets	2,380,187	1,754,012

Less: valuation allowance	(2,380,187)	(1,754,012)
Total	$-	$-

Under Section 382 of the Internal Revenue Code of 1986, as amended, if a corporation undergoes an “ownership change” (generally defined as a greater than 50% change (by value) in its equity ownership over a three-year period), the corporation’s ability to use its pre-change net operating loss, or NOL, carryforwards and other pre-change tax attributes to offset its post-change income taxes may be limited.

As a result of the Section 382 limitation, deferred tax assets related to approximately $5.0 million of the Company’s NOLs were written off in connection with a change in ownership of the Company during 2006.

At December 31, 2015 and 2014, the Company had post-ownership change net operating loss carryforwards for federal and state income tax purposes of approximately $5.0 million and $3.3 million, respectively. The federal and state net operating loss (“NOL”) carryovers may be carried forward for twenty years and begin to expire in 2026. The Company also has federal research and development tax credit carryforwards of approximately $0.2 million which begin to expire in 2027.

The Company files income tax returns in the U.S. federal jurisdiction as well as California and local jurisdictions and is subject to examination by those taxing authorities. The Company’s federal, state and local income taxes for the years beginning in 2012 remain subject to examination.

Management has evaluated and concluded that there were no material uncertain tax positions requiring recognition in the Company’s financial statements as of December 31, 2015 and 2014. The Company does not expect any significant changes in its unrecognized tax benefits within twelve months of the reporting date. The Company has federal tax returns subject to examination by tax authorities beginning with those filed for the year ended December 31, 2012. The Company’s policy is to classify assessments, if any, for tax related interest as interest expense and penalties as general and administrative expenses in the statements of operations

F-15

Note 11 – Commitments and Contingencies

Property Lease Obligation

On or about July 1, 2010, the Company’s seven year lease for 14,507 square foot industrial building located in Orange County, California became effective. The lease required a $26,113 security deposit and the prepayment of the first month’s rent at the inception of the lease. Monthly rent payments under the lease at the inception of the lease were $21,761 and payments increase by 5% every 24 months. Payments under the lease also include real estate taxes not to exceed $7,254 per month. Rent expense is straight lined over the term of the lease and the expense incurred under the lease for the years ended December 31, 2015 and 2014 was $366,801 and $369,463, respectively. The lease expires on or about June 30, 2017 and the remaining future minimum lease payments are $151,143 and $295,089 for the years ending December 31, 2017 and 2016, respectively.

Current Supply Agreement

On March 26, 2014, as amended, Hancock Jaffe and CryoLife, Inc. (“CryoLife”) entered into an exclusive supply and distribution agreement (the “Current Supply Agreement”) whereby Hancock Jaffe granted to CryoLife certain rights relating to certain vascular bioprosthesis technology (the “Products”), including, but not limited to (i) the exclusive right to market, sell and distribute the Products and (ii) the exclusive, freely assignable right and option to acquire the vascular bioprosthesis assets of Hancock Jaffe relating to the Products (the “Purchase Option”). CryoLife may elect to exercise the Purchase Option at any time during the thirty-six (36) month period beginning on January 1, 2016 and ending on December 31, 2018 by paying the option acquisition prices which is defined as 2.5 times CryoLife trailing twelve month net sales. See Note 14 – Subsequent Events – Asset Sale for further details.

Note 12 – Temporary Equity and Stockholders’ Deficiency

Preferred Stock

Pursuant to the Amended and Restated Articles of Incorporation filed on December 2, 2015, the Company is authorized to issue shares of preferred stock with such designations, rights and preferences as may be determined from time to time by its board of directors (the “Board”). Accordingly, the Board is authorized, without stockholder approval, to issue preferred stock with dividend, liquidation conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of the common stock. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control. The Company is authorized to issue a total of 2,000,000 shares of preferred stock of which 1,300,000 preferred shares have been designated as the Company’s Series A Preferred Stock and 700,000 preferred shares remain undesignated.

F-16

Note 12 – Temporary Equity and Stockholders’ Deficiency, continued

Redeemable Convertible Series A Preferred Stock

The holders of the Company’s Series A Preferred Stock have voting rights equal to common stockholders on an as-converted basis, and are entitled to receive 8% non-compounding cumulative dividends, payable when, as and if declared by the Board of Directors. The Series A Preferred Stock ranks senior to the common stock as to dividends and the distribution of assets upon a Deemed Liquidation Event, as defined. Upon the occurrence of a Deemed Liquidation Event, the holders of Series A Preferred Stock are entitled to receive an amount per share equal to the greater of (i) two times the Series A Preferred Stock’s original issue price, plus any accrued and unpaid dividends, or (ii) the amount per share that would have been payable had all shares of Series A Preferred Stock been converted into common stock immediately prior to such liquidation, dissolution, winding up or other Deemed Liquidation Event, as defined. As of December 31, 2015, the holders of Series A Preferred Stock are entitled to receive a liquidation preference payment of $10.00 per share, plus accrued and unpaid dividends totaling, in the aggregate, $4,350. The liquidation preference of The Series A Preferred Stock is subordinate and ranks junior to all indebtedness of the Company.

Each share of Series A Preferred Stock is convertible at the option of the holder at any time into one share of the Company’s common stock, subject to certain typical anti-dilution provisions, such as stock dividend or stock splits. Each share of Series A Preferred Stock is mandatorily converted into the Company’s common stock (a) at a 25% discount (not to exceed the original issue price) upon the closing of an underwritten initial public offering of the Company’s common stock; (b) the consent of the holders of at least a majority of the then outstanding shares of Series A Preferred Stock, or (c) FDA approval for either the Company’s venous vale, pediatric heart valve or coronary artery bypass graft product candidates. Because the conversion option associated with the Series A Preferred Stock is clearly and closely related to the host instrument, the conversion option does not require bifurcation and classification as a derivative liability. At any time after the third anniversary of the original issuance of the Series A Preferred Stock, the Series A Preferred Stock may be redeemed as a result of the written request of the holder of the Series A Preferred Stock, at a price equal to two times the original issue price, plus all accrued and unpaid dividends, whether or not declared. Redemption payments are to be paid in three equal monthly installments, commencing not more than thirty days after the Company’s receipt of the written redemption request. Accordingly, the Series A Preferred Stock is classified as temporary equity.

During December 2015, the Company issued 436,000 shares of Series A Preferred Stock at a purchase price of $5 per share to accredited investors pursuant to the terms of a Confidential Private Offering memorandum dated October 26, 2015. The gross proceeds from the private placement were $2,180,000 and the Company incurred cash offering costs of $309,250 (including $272,500 of placement agent fees) and non-cash offering costs valued at $74,266 (see Preferred Stock Warrants, below) resulting in an original carrying value of the Series A Preferred Stock of $1,796,484.

F-17

Note 12 – Temporary Equity and Stockholders’ Deficiency, continued

Preferred Stock Warrants

The Series A Preferred Stock placement agent received a cash fee in the aggregate of $272,500, and five-year warrants to purchase an additional 43,600 shares of the Company’s Series A Preferred Stock at an exercise price equal to the lesser of $5.00 per share or the price of securities issued in a future round of financing. Due to the variable exercise price, the warrants were deemed to be a derivative liability. The warrants had a grant date fair value of $74,266, which was charged against the proceeds received from the sale of the shares.

The Company utilized a third-party valuation report to determine the value of the warrant liability. The valuation company used a Monte Carlo simulation model which is a generally accepted statistical method used to generate a defined number of stock price paths in order to develop a reasonable estimate of the range of the Company’s future expected stock prices and minimizes standard error. This valuation is revised on a quarterly basis until the warrants are reclassified, exercised or they expire, with the changes in fair value recorded in other income (expense) on the statement of operations. The value of the warrant liability as of December 31, 2015 was $74,089. During the year ended December 31, 2015, the Company recorded a $177 gain on the change in the value of the derivative liabilities.

The significant assumptions used in the valuation model were as follows:

For The Year Ended December 31, 2015
Risk free interest rate	1.711% - 1.745%
Expected term (years)	4.96 - 5.00
Expected volatility	32.4%

Contributions to Capital

During the year ended December 31, 2015, the Company received a contribution to capital from certain employees of the Company, totaling, in the aggregate, $38,554, resulting from their forgiveness of certain compensation payable amounts.

See Note 13 – Related Party Transactions related to capital contributions from a related party.

Common Stock

The Company is authorized to issue up to 30,000,000 shares of common stock with a par value of $0.00001 per share. The holders of common stock are entitled to dividends after the preferred stock holders, when funds are legally available and when declared by the Board of Directors.

F-18

Note 13 – Related Party Transactions

Deposit

During 2015, the Company paid $75,000 to HJLA in anticipation of an agreement to acquire an exclusive right to provide development and manufacturing services to HJLA. The Company entered into such agreement on April 1, 2016 (see Note 14 – Subsequent Events).

Prepaid Expenses

During 2014 and 2015, the Company engaged a consulting company (the “Consultant”), of which the Company’s Former President was the sole owner, to provide consulting services related to device design, clinical trials and patents, at a cost or $13,500 per month, pursuant to a Consulting Agreement dated March 1, 2006 as amended on January 1, 2013. The Company recognized consulting expense of $162,000 related to the Consulting Agreement during each of the years ending December 31, 2014 and 2015. During November and December 2014, the Company paid $35,042 in advance of services to be provided under the agreement, which is recorded as prepaid expenses – related party on the accompanying balance sheet.

Accrued Expenses

During 2013 and 2014, HJLA paid $266,000 of certain accounts payable owed to the Consultant on behalf of the Company, which is included in accrued expenses – related parties as of December 31, 2014, on the accompanying balance sheet. The Company repaid HJLA in full during the year ended December 31, 2015.

Accrued interest expense on notes payable to related parties was $9,749 and $53,272 as of December 31, 2015 and 2014, respectively. See Notes Payable below.

On February 15, 2013, the Company issued to HJLA a one-year note payable in the principal amount of $300,000 (the” February 2013 Note”) which bore interest at 6% per annum. The note was payable in quarterly installments of principal and interest beginning on the date of issuance through February 14, 2014, at which point the remaining unpaid principal and interest became due. Accrued interest of $34,200 related to the February 2013 Note is included in accrued expenses - related party as of December 31, 2014 (see Accrued Expenses, above). The outstanding principal of $300,000 on the February 2013 Note and the related accrued interest of $45,311 were repaid in full by the Company during the year ended December 31, 2015.

F-19

Note 13 – Related Party Transactions, continued

Notes Payable

On May 10, 2013, the Company issued a note payable (“the Asset Purchase Note”) with a principal balance amount of $1,070,000 in connection with the purchase of certain assets from a related entity, of which the Company’s Former President and Vice President of Operations are officers, and of which a member of the Company’s Board of Directors is a shareholder. The Asset Purchase Note bore interest at 6%, and matured on May 10, 2014. During 2013, the Company repaid an aggregate $308,000 of the principal balance of this Asset Purchase Note. During the years ended December 31, 2015 and 2014, the Company repaid an aggregate principal balance of $312,000 and $60,000, respectively, related to the Asset Purchase Note. As of December 31, 2015 and 2014, the principal balance due on the Asset Purchase Note was $390,000 and $702,000, respectively, and the related accrued interest was $954 and $19,072, respectively, which is included in accrued expenses-related party (see Accrued Expenses, above).

On June 30, 2015, the Company entered into a loan agreement with the majority (78%) common stock shareholder, (“the 2015 Note”). The 2015 note has a maximum borrowing capacity of $2,200,000 and bears interest at 3% per annum. The 2015 Note’s principal and accrued interest are due on November 1, 2016. During the year ended December 31, 2015, the Company borrowed $1,199,512 under the 2015 Note and none has been repaid through December 31, 2015. As of December 31, 2015, there is $8,795 of accrued interest related to the 2015 Note, which is included in accrued expenses – related party (See Accrued Expenses above).

Capital Contributions

During the year ended December 31, 2014, the Company received a $615,000 contribution to capital from its Consultant, of which the Company’s Former President was the sole owner, resulting from the forgiveness of certain accounts payable amounts.

Revenues

During 2014, the Company recorded $236,500 of revenues from HJLA for research and development services provided pursuant to a Development and Manufacturing Agreement dated February 1, 2013.

F-20

Note 14 - Subsequent Events

Series A Preferred Stock

Subsequent to December 31, 2015, the Company sold 499,700 shares of Series A Preferred Stock at a purchase price of $5 per share to accredited investors pursuant to a private offering. The gross proceeds from the sale of these shares were $2,498,500 and the Company incurred cash offering costs of $376,898 (including $366,211 of placement agent fees), resulting in net cash proceeds to the Company of $2,250,631. In connection with the sale of the Series A Preferred Stock, the placement agent also received 5-year warrants for the purchase of 56,970 shares of the Company’s Series A Preferred Stock at an exercise price equal to the lesser of $5.00 per share or the price of securities issued in a future round of financing.

Entry Into a Common Stock Purchase Agreement

On April 1, 2016, the Company entered into a Common Stock Purchase Agreement with HJLA, pursuant to which: (i) the Company paid $445,200 for the exclusive right to provide development and manufacturing services to HJLA for a period of five years, and (ii) the Company has the right to purchase up to 484,358 shares of Common Stock of HJLA at $8.66 per share for an aggregate purchase price of $4,194,540 through April 1, 2021.

Related Party Receivable

During February through July 2016, the Company paid $587,900 as short term advances to HJLA, net of repayments of $109,500.

Warrant

On May 5, 2016 the Company granted a warrant for the purchase of 833,333 shares of common stock to its Business Development Manager. The warrant is immediately vested, contains cashless exercise provisions and is exercisable for 7 years at an exercise price of $6.00 (subject to adjustment in the event of certain stock dividends and distributions, stock splits, reclassifications or similar events affecting the Company’s common stock). Further, upon certain issuances of common stock or common stock equivalents at a price per share less than the exercise price in effect at the time of issuance, the exercise price of the warrant shall be reduced to a price equal to the consideration per share received by the Company with respect to those issuances.

Death of President and Appointment of Interim President

On June 19, 2016, the Company’s President and Chief Executive Officer (the “Former President”) passed away. On July 22, 2016, the Company’s Chief Financial Officer (the “CFO”) was appointed the Company’s Secretary and Interim President.

F-21

Note 14 - Subsequent Events, continued

Employment Agreements

On July 1, 2016 the Company entered into an employment agreement with the Company’s Business Development Manager (the “BDM Agreement”). The BDM Agreement ends on December 31, 2016, after which is it automatically extended for additional one year renewal terms, unless either party gives written notice to the other to terminate the BDM Agreement at least thirty days prior to the end of each calendar year. The BDM Agreement provides for a base salary of $24,000 per year, subject to annual review and adjustments by the Board of Directors, and automatically increases to $180,000 per year, starting from the date of an initial public offering. Further, the BDM agreement provides for the payment of a bonus of $250,000 upon the completion of a strategic transaction. The BDM Agreement may be terminated by the Business Development Manager with 30 days written notice, or immediately upon written notice by the Company for cause.

The Company hired its CFO on March 21, 2016. On July 22, 2016, the Company entered into an employment agreement with the CFO which provides for annual base salary of $225,000, as well as standard employee insurance and other benefits (the “CFO Agreement”). Pursuant to the CFO agreement the CFO is eligible for annual salary increases at the discretion of the Board of Directors as well as annual bonus payments of up to 50% of base salary, based upon the achievement of key performance indicators for the Company, as determined by the Board of Directors. The CFO Agreement provides for one year of severance payments equal to base salary in the event of termination without cause, and two years of severance payments if such termination occur within 24 months of a change in control of the Company. In addition, in connection with the CFO Agreement, the CFO will receive an option for the purchase of 293,000 shares of the Company’s common stock. The terms of the option have not yet been determined. The CFO Agreement ends on December 31, 2018, after which it is automatically extended for additional three year terms, unless either party gives written notice to the other, at least 30 days prior to the end of the term, to terminate the CFO Agreement. The CFO Agreement may be terminated by the CFO with 30 days written notice, or immediately upon written notice by the Company for cause.

As of July 22, 2016, the Company entered into an employment agreement with the Company’s Senior Vice President of Operations, Regulatory Affairs and Quality Assurance (the “SVP”) which provides for an annual base salary of $295,000, as well as standard employee insurance and other benefits (the “SVP Agreement”). Pursuant to this agreement the SVP is eligible for annual salary increases at the discretion of the Board of Directors as well as annual bonus payments of up to 50% of base salary, based upon the achievement of key performance indicators for the Company, as determined by the Board of Directors. The SVP Agreement provides for one year of severance payments equal to base salary in the event of termination without cause, and two years of severance payments if such termination occur within 24 months of a change in control of the Company. In addition, in connection with the SVP Agreement, the SVP will receive an option for the purchase of 1,637,000 shares of the Company’s common stock. The terms of the option have not yet been determined. The SVP Agreement ends on December 31, 2018, after which it is automatically extended for additional three year terms, unless either party gives written notice to the other, at least 30 days prior to the end of the term, to terminate the SVP Agreement. The SVP Agreement may be terminated by the SVP with 30 days written notice, or immediately upon written notice by the Company for cause.

F-22

Note 14 - Subsequent Events, continued

Employment Agreements, continued

The Company hired its Senior Vice President and Chief Medical Officer (the “CMO”) on May 1, 2016. On July 22, 2016, the Company entered into an employment agreement with the CMO which provides for an annual base salary of $300,000, as well as standard employee insurance and other benefits (the “CMO Agreement”). Pursuant to this agreement the CMO is eligible for annual salary increases at the discretion of the Board of Directors as well as annual bonus payments of up to 50% of base salary, based upon the achievement of key performance indicators for the Company, as determined by the Board of Directors. The CMO Agreement provides for one year of severance payments equal to base salary in the event of termination without cause, and two years of severance payments if such termination occur within 24 months of a change in control of the Company. In addition, in connection with the CMO Agreement, the CMO will receive option for the purchase of 369,000 shares of the Company’s common stock. The terms of the option have not yet been determined. The CMO Agreement ends on December 31, 2018, after which it is automatically extended for additional three year terms, unless either party gives written notice to the other, at least 30 days prior to the end of the term, to terminate the CMO Agreement. The CMO Agreement may be terminated by the CMO with 30 days written notice, or immediately upon written notice by the Company for cause.

Board of Directors

The death of the Former President on June 19, 2016 and the resignation of a member of the Board of Directors on July 22, 2016 resulted in two vacancies on the Board of Directors. On July 22, 2016, the CMO was appointed to the Board of Directors and the number of authorized members of the Board of Directors was decreased from three to two.

Amendment to Certificate of Incorporation

On July 22, 2016, the Company adopted an amendment to the existing Certificate of Incorporation, in order to effectuate the aforementioned 2.1144 for 1.00 forward stock split which had been approved by the Board of Directors on September 1, 2015 (See Note 1 – Business Organization, Nature of Operations and Basis of Operations, above).

F-23

                      Shares

Common Stock

_________________________

PROSPECTUS

_________________________

                                                   , 2017

Through and including                                , 2017 (25 days after the date of this prospectus), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Neither we nor the underwriters have authorized anyone to provide information different from that contained in this prospectus. When you make a decision about whether to invest in our securities, you should not rely upon any information other than the information in this prospectus. Neither the delivery of this prospectus nor the sale of our units means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these units in any circumstances under which the offer or solicitation is unlawful.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except the SEC registration fee, the Nasdaq Capital Market listing fee and the Financial Industry Regulatory Authority, or FINRA, filing fee.

Amount to be Paid
SEC registration fee	$	*
FINRA filing fee	$	*
The Nasdaq Capital Market initial listing fee	$	[ ]
Printing and engraving expenses	$	*
Accounting fees and expenses	$	*
Legal fees and expenses	$	*
Transfer agent and registrar fees	$	*
Miscellaneous fees and expenses	$	*
Total	$	*

Item 14. Indemnification of Directors and Officers

Section 102 of the General Corporation Law of the State of Delaware permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except for breaches of the director’s duty of loyalty to the corporation or its stockholders, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of a law, authorizations of the payments of a dividend or approval of a stock repurchase or redemption in violation of Delaware corporate law or for any transactions from which the director derived an improper personal benefit. Our certificate of incorporation will provide that no director will be liable to us or our stockholders for monetary damages for breach of fiduciary duties as a director, subject to the same exceptions as described above. Prior to the completion of this offering, we intend to enter into indemnification agreements with each of our directors which may, in some cases, be broader than the specific indemnification provisions contained under Delaware law. We also expect to maintain standard insurance policies that provide coverage (1) to our directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments we may make to such officers and directors.

Section 145 of the General Corporation Law of the State of Delaware provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with a threatened, pending, or completed action, suit or proceeding to which he or she is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, indemnification is limited to expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with defense or settlement of such action or suit and no indemnification shall be made with respect to any claim, issue, or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper. In addition, to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit, or proceeding described above (or claim, issue, or matter therein), such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith. Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative, or investigative action, suit, or proceeding may be advanced by the corporation upon receipt of an undertaking by such person to repay such amount if it is ultimately determined that such person is not entitled to indemnification by the corporation under Section 145 of the General Corporation Law of the State of Delaware.

Our amended and restated certificate of incorporation will provide that we will, to the fullest extent permitted by law, indemnify any person made or threatened to be made a party to an action or proceeding by reason of the fact that he or she (or his or her testators or intestate) is or was our director or officer or serves or served at any other corporation, partnership, joint venture, trust or other enterprise in a similar capacity or as an employee or agent at our request, including service with respect to employee benefit plans maintained or sponsored by us, against expenses (including attorneys’), judgments, fines, penalties and amounts paid in settlement incurred in connection with the investigation, preparation to defend, or defense of such action, suit, proceeding, or claim. However, we are not required to indemnify or advance expenses in connection with any action, suit, proceeding, claim, or counterclaim initiated by us or on behalf of us. Our amended and restated bylaws will provide that we will indemnify and hold harmless each person who was or is a party or threatened to be made a party to any action, suit, or proceeding by reason of the fact that he or she is or was our director or officer, or is or was serving at our request in a similar capacity of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans (whether the basis of such action, suit, or proceeding is an action in an official capacity as a director or officer or in any other capacity while serving as a director of officer) to the fullest extent authorized by the Delaware General Corporation Law against all expense, liability and loss (including attorneys fees, judgments, fines, ERISA excise taxes, or penalties and amounts paid in settlement) reasonably incurred or suffered by such person in connection with such action, suit or proceeding, and this indemnification continues after such person has ceased to be an officer or director and inures to the benefit of such person’s heirs, executors and administrators. The indemnification rights also include the right generally to be advanced expenses, subject to any undertaking required under Delaware General Corporation Law, and the right generally to recover expenses to enforce an indemnification claim or to defend specified suits with respect to advances of indemnification expenses.

Item 15. Recent Sales of Unregistered Securities

Set forth below is information regarding securities sold and issued by us since January 1, 2014 that were not registered under the Securities Act, as well as the consideration received by us for such securities and information relating to the section of the Securities Act, or rule of the Securities and Exchange Commission, under which exemption from registration was claimed.

(1)	On July 25, 2016, we issued 598,800 shares of common stock to Steven Cantor, our Chief Business Development Officer, pursuant to his Employment Agreement, dated September 4, 2013.

(2)	On July 25, 2016, we issued 598,800 shares of common stock to Corbiz, LLC pursuant to a unanimous written consent of the Board of Directors, dated September 4, 2013.

(3)	On May 5, 2016 and pursuant to his employment agreement, we issued a five year warrant to purchase 833,333 shares of our common stock to Steven Cantor, our Chief Business Development Officer, at a per share exercise price of $6.00.

(4)	On November 28, 2016, we completed a private placement of our Series A preferred stock, or the Series A Offering. We issued an aggregate of 1,005,700 shares of Series A preferred stock at a purchase price of $5.00 per share. We received aggregate gross proceeds of $5,028,500.

(5)	From December 4, 2015 to December 1, 2016, we issued five year warrants to 3 placement agents in the Series A Offering, to purchase an aggregate of 1,005,700 shares of our Series A preferred stock at an initial exercise price of $5.00 per share.

(6)	On August 31, 2016, we issued 247,358 shares of our common stock to Biodyne Holding, S.A., pursuant to an amendment to the Loan Agreement, dated as of June 30, 2015.

(7)	From September 2016 to date, we granted stock options under our 2016 Omnibus Incentive Plan to purchase an aggregate of 2,592,000 shares of common stock at an exercise price of $5.00 per share to certain directors, officers, employees and service providers.

The offers, sales and issuances of securities listed in items (1) through (6), above, were deemed exempt from registration under Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder in that the issuance of securities did not involve a public offering. The recipients of such securities in each of these transactions represented their intention to acquire the securities for investment purposes only and not with a view to or for sale in connection with any distribution thereof. The offers, sales and issuances of securities listed in item (7) above, were deemed exempt from registration in reliance on Section 4(a)(2) of the Securities Act or Rule 701 promulgated thereunder as transactions pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of such securities were our employees, directors or bona fide consultants and received the securities under our stock option plans. All of the foregoing securities are deemed restricted securities for purposes of the Securities Act and appropriate legends were affixed to the securities issued in such transactions.

Item 16. Exhibits and Financial Statement Schedules

(a)       Exhibits.

The exhibits to the registration statement are listed in the Exhibit Index attached hereto and are incorporated by reference herein.

(b)       Financial Statement Schedules.

All other schedules are omitted because they are not required, are not applicable, or the information is included in the consolidated financial statements or the related notes to consolidated financial statements thereto.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on this  13th day of,  February 2017.

HANCOCK JAFFE LABORATORIES, INC.

By:	/s/ Benedict Broennimann
Benedict Broennimann, M.D.
Chief Executive Officer

POWER OF ATTORNEY

We, the undersigned directors and officers of Hancock Jaffe Laboratories, Inc., hereby severally constitute and appoint Yury Zhivilo and Benedict Broennimann, M.D., and each of them, our true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution for him or her and in his or her name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and any subsequent registration statements pursuant to Rule 462 of the Securities Act of 1933, as amended and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as we might or could do in person, hereby ratifying and confirming all that each of said attorney-in-fact or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Benedict Broennimann	Chief Executive Officer	February 13, 2017
Benedict Broennimann, M.D.	(Principal Executive Officer)

/s/ William R. Abbott	Chief Financial Officer
William R. Abbott	(Principal Financial Officer and Principal Accounting Officer)	February 13, 2017

/s/ Yuzi Zhivilo	Chairman and Director	February 13, 2017
Yuzi Zhivilo

/s/ Marc H. Glickman	Director	February 13, 2017
Marc H. Glickman, M.D.

/s/ Robert Anderson	Director	February 13, 2017
Robert Anderson

/s/ Robert Doyle	Director	February 13, 2017
Robert Doyle

/s/ Gennady Alferenko	Director	February 13, 2017
Gennady Alferenko

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits

1.1*	Form of Underwriting Agreement
3.1	Certificate of Incorporation, as currently in effect
3.2	Bylaws, as currently in effect
3.3*	Form of Amended and Restated Certificate of Incorporation, to be in effect upon the completion of this offering
3.4*	Form of Amended and Restated Bylaws, to be in effect upon the completion of this offering
4.1	Specimen common stock certificate
5.1*	Opinion of Counsel to Registrant
10.1+	2016 Omnibus Incentive Plan
10.2+	Employment Agreement, dated as of August 30, 2016, by and between the Registrant and Benedict Broennimann, M.D.
10.3+	Employment Agreement, dated as of July 22, 2016, by and between the Registrant and William R. Abbott
10.4+	Employment Agreement, dated as of July 22, 2016, by and between the Registrant and Marc Glickman, M.D.
10.5+	Employment Agreement, dated as of July 22, 2016, by and between the Registrant and Susan Montoya
10.6+	Employment Agreement, dated as of July 1, 2016, by and between the Registrant and Steven Cantor
10.7	Asset Purchase Agreement, dated as of March 18, 2016, by and between LeMaitre Vascular, Inc. and the Registrant
10.8	Post-Acquisition Supply Agreement, dated as of March 18, 2016, by and between the Registrant and LeMaitre Vascular, Inc.
10.9	Development and Manufacturing Agreement, dated as of February 1, 2013, by and between the Registrant and Hancock Jaffe Laboratories Aesthetics, Inc.
10.10	Air Commercial Real Estate Association Standard Industrial/Commercial Single-Tenant Lease - Net, dated as of March 12, 2008, by and between Corbiz, LLC and the Registrant
10.11	First Amendment to Air Commercial Real Estate Association Standard Industrial/Commercial Single-Tenant Lease - Net, dated as of August 7, 2015, by and between Corbiz, LLC and the Registrant
10.12	Second Amendment to Air Commercial Real Estate Association Standard Industrial/Commercial Single-Tenant Lease - Net, dated as of January 18, 2016, by and between Corbiz, LLC and the Registrant
10.13	Medical Advisory Board Agreement, dated as of May 1, 2016, by and between the Registrant and Steve Elias, M.D.
10.14	Medical Advisory Board Agreement, dated as of May 1, 2016, by and between the Registrant and Antonius Gasparis
10.15	Medical Advisory Board Agreement, dated as of September 1, 2016, by and between the Registrant and Wade Dimitri, M.D.
10.16	Medical Advisory Board Agreement, dated as of October 1, 2016, by and between the Registrant and Afksendyios Kalangos, M.D.
10.17	Medical Advisory Board Agreement, dated as of October 1, 2016, by and between the Registrant and Mark Meissner, M.D.
10.18	Loan Agreement, dated as of June 30, 2015, by and between Byodine Holding S.A. and the Registrant
10.19	First Amendment to Loan Agreement, dated as of April 1, 2016, by and between Byodine Holding S.A. and the Registrant
10.20	Second Amendment to Loan Agreement, dated as of October 18, 2016, by and between Byodine Holding S.A. and the Registrant
10.21	Third Amendment to Loan Agreement, dated as of December 9, 2016, by and between Byodine Holding S.A. and the Registrant
10.22	Common Stock Purchase Agreement, dated as of April 1, 2016, by and between the Registrant and Hancock Jaffe Laboratories Aesthetics, Inc.
10.23	Services and Material Supply Agreement, dated as of March 4, 2016, by and between the Registrant and ATSCO, Inc.
21.1	Subsidiaries of the Registrant
23.1	Consent of Marcum LLP, independent registered public accounting firm
23.2*	Consent of Counsel to the Registrant (included in Exhibit 5.1)
24.1	Power of Attorney (included on signature page to this registration statement)

*	To be filed by amendment.
†	Confidential treatment requested as to portions of the exhibit. Confidential materials omitted and filed separately with the SEC.
+	Indicates a management contract or compensatory plan.